

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 9, 2021

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NOTICE IS HEREBY GIVEN that the 2021 Annual Meeting of Stockholders (the "Annual Meeting") of Affiliated Managers Group, Inc. (the "Company") will be held on June 9, 2021, at 9:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965, for the following purposes:

1. To elect seven directors of the Company to serve until the 2022 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

2. To approve, by a non-binding advisory vote, the compensation of the Company's named executive officers.

3. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year.

4. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

This year, we have again reduced our environmental impact by providing proxy materials to you over the Internet pursuant to Securities and Exchange Commission rules. On or about April 20, 2021, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the Proxy Statement and our 2020 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote over the Internet and how to request a paper copy of the proxy materials, if you so desire. Whether you receive the Notice or paper copies of our proxy materials, the Proxy Statement and 2020 Annual Report on Form 10-K are available to you at ***www.proxyvote.com***.

The Company's Board of Directors fixed the close of business on April 12, 2021 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. Your vote is very important. Please carefully review the Proxy Statement and submit your proxy over the Internet, by telephone, or by mail, whether or not you plan to attend the Annual Meeting. If you hold your shares in street name through a broker, bank, or other nominee, please follow the instructions you receive from them to vote your shares.

By Order of the Board of Directors.

David M. Billings
General Counsel and Secretary

West Palm Beach, Florida
April 19, 2021

AFFILIATED MANAGERS GROUP, INC.
777 South Flagler Drive
West Palm Beach, Florida 33401

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PROXY STATEMENT

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FOR 2021 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 9, 2021

April 19, 2021

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Affiliated Managers Group, Inc. ("AMG", the "Company", "we", or "us") for use at our 2021 Annual Meeting of Stockholders to be held on June 9, 2021, at 9:00 a.m. Eastern Daylight Time at the Company's office at 600 Hale Street, Prides Crossing, Massachusetts 01965 and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to elect seven directors, approve, by a non-binding advisory vote, the compensation of the Company's named executive officers (as defined in the "Executive Compensation Tables" section of this Proxy Statement), ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the current fiscal year, and consider and act upon any other matters properly brought before them.

Important Notice Regarding the Internet Availability of Proxy Materials. This year, we have again reduced our environmental impact by providing proxy materials to you over the Internet in accordance with Securities and Exchange Commission ("SEC") rules. On or about April 20, 2021, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2020 Annual Report on Form 10-K online. The Notice, which cannot itself be used to vote your shares, also provides instructions on how to vote over the Internet and how to request a paper copy of the proxy materials, if you so desire. Whether you received the Notice or paper copies of our proxy materials, the Proxy Statement and 2020 Annual Report on Form 10-K are available to you at *www.proxyvote.com*.

Stockholders of record of the Company's common stock at the close of business on the record date of April 12, 2021 will be entitled to notice of the Annual Meeting and to one vote per share on each matter presented at the Annual Meeting. As of the record date, there were 41,728,075 shares of common stock outstanding and entitled to vote at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of common stock outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, if any, will be counted as present and entitled to vote for purposes of establishing a quorum.

A "broker non-vote" is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner on a particular matter with respect to which the broker or other nominee does not have discretionary voting power. Brokers have the discretion to vote their clients' proxies only on matters deemed "routine" by the New York Stock Exchange ("NYSE").

At this year's Annual Meeting, the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2) are non-routine matters, and only the ratification of our auditors (Proposal 3) is a routine matter. It is important that you instruct your broker as to how you wish to have your shares voted on these proposals, even if you wish to vote as recommended by the Board of Directors.

Stockholders are requested to submit a proxy over the Internet or by telephone, or by returning a completed, signed, and dated proxy card or voting instruction form. If you vote over the Internet or by telephone, you should not return a proxy card or voting instruction form. Shares represented by a properly submitted proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the proxy. If a properly executed proxy or voting instruction form is submitted without any instructions indicated, the proxy will be voted FOR the election of each of the nominees for director, FOR the approval of the advisory vote on executive compensation, and FOR the ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders on such other matters.

A stockholder of record may revoke a proxy at any time before it has been voted by filing a written revocation with the Secretary of the Company at the Company's principal executive office at 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, by submitting a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. A stockholder of record who voted over the Internet or by telephone may also change his or her vote with a timely and valid later Internet or telephone vote. Any stockholder of record as of the record date may attend the Annual Meeting whether or not a proxy has previously been given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. If you hold your shares in street name and would like to change your voting instructions, please follow the instructions provided to you by your broker, bank, or other intermediary.

A stockholder may vote in person at the Annual Meeting upon presenting picture identification and any one of the following: an account statement, the Notice, or a proxy card. If you hold your shares in street name, you will need to obtain a proxy from your bank or broker in order to vote in person, and you must bring a brokerage statement or letter from your broker, bank, or other intermediary reflecting stock ownership, along with picture identification. The address of the Company's office in Prides Crossing, Massachusetts is set forth above for stockholders who plan to vote in person at the Annual Meeting.

PROXY STATEMENT SUMMARY

This summary highlights certain information from our Proxy Statement for the 2021 Annual Meeting of Stockholders. You should read the entire Proxy Statement carefully before voting.

2021 Annual Meeting of Stockholders

Meeting Information	Agenda Items	Recommendation	Additional Detail
June 9, 2021 9:00 a.m. Eastern Daylight Time Affiliated Managers Group, Inc. 600 Hale Street Prides Crossing, Massachusetts 01965	*Proposal 1—Election of Directors*	FOR each Nominee	Page 11
	Proposal 2—Advisory Vote to Approve Executive Compensation (Say-on-Pay)	FOR	Page 66
	Proposal 3—Ratification of Selection of Independent Registered Public Accounting Firm	FOR	Page 67

Company Overview

AMG is a leading partner to independent active investment management firms globally. Our strategy is to generate long-term value by investing in a diverse array of excellent partner-owned investment firms, which we call our "Affiliates", through a proven partnership approach, and allocating resources across our unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses and enable them to align equity incentives across generations of principals to build enduring franchises.

Governance Highlights

Highly Independent and Diverse Board	• Women represent 50% of independent directors, with three women serving on the Board, and two of three Board committees chaired by women • One-third of independent directors are ethnic minorities • The CEO is the only non-independent director	• All Board committees are composed entirely of independent directors • Directors bring a wide array of qualifications, skills, and attributes to AMG's Board; see Director Experience and Skills Overview on page 13
Independent Board Chair	• Transitioned to an independent Board Chair in 2020; structure provides effective checks and balances to ensure the exercise of independent judgment by the Board	• Current Board Chair is a long-tenured independent director serving on all Board committees; position has specified duties
Significant Board Refreshment	• Three new independent directors in 2020 and 2021YTD • New Chairs of all three Board committees, and new members on each committee, in 2020 and 2021YTD • Fully reconstituted Compensation Committee in 2020	• Two of three new directors are women or ethnically diverse • Average director age of 58 • Long-tenured independent directors in leadership roles
Director Accountability, Development, and Engagement	• Over 98% average director attendance rate at Board and committee meetings in 2020 • Comprehensive orientation for new directors; ongoing development programs, with additional training for directors in new leadership roles	• Annual Board and committee self-evaluations and individual director assessments • Annual election of directors at majority vote standard (no staggered board), with over 98% average director re-election vote in 2020
No Overboarding	• Nominating and Governance Committee assesses director time commitments in reviewing nominee candidates	• Only one director serves on additional public company boards (and currently serves on two)
Active Stockholder Engagement	• Active engagement, with regular stockholder outreach • Demonstrated integration of stockholder feedback into corporate governance practices and compensation program design over many years	• In 2020 and 2021YTD, AMG held over 300 meetings with stockholders, representing over 75% of our voting shares, on topics including corporate strategy, ESG, and executive compensation
Shareholder Alignment Policies and Initiatives	• Equity Ownership Guidelines require 10x annual base salary for CEO (7x for other NEOs) and 5x annual base fees for independent directors; guidelines amended in 2020 to prohibit stock sales if threshold is not met • CEO and CFO are subject to an additional Equity Holding Policy described on page 33 • Director compensation program revised in 2020 to provide for 100% of compensation in the form of deferred equity	• CEO holds shares of AMG stock that significantly exceed the required level, having purchased 50,000 shares in the open market since appointment as CEO, across six distinct purchases • Several independent directors, including our Board Chair, have recently purchased shares in the open market, collectively purchasing over 25,000 shares in 2020 and 2021YTD
Demonstrated Success in Implementing Succession Plan	• Nominating and Governance Committee has primary responsibility for executive succession planning • Demonstrated success of the Board's long-term succession planning, providing continuity of leadership during unexpected CEO transition beginning in 2018	• Board has now fully executed on long-term transition plan to the next-generation leadership team under President & CEO Jay C. Horgen, appointed in 2019 • Ongoing enhancement of the senior management team through new and evolving roles
Prioritization of Governance and ESG Factors	• Board has oversight responsibility for corporate ESG practices (see ESG Highlights, pages 24-25) and principal responsibility for enterprise risk management, an area where AMG enhanced resources in 2020; a majority of directors have risk management experience	• A cross-functional Sustainability Committee is responsible for policies and operational controls for environmental, health and safety, and social risks; reports to the Board at least annually and includes members of AMG's senior management team

2020 Performance Summary

Strong business performance and momentum, despite a challenging market environment for active asset managers during 2020, reflect excellent performance by key Affiliates and the positive impact of strategic investments and actions taken to position the business for growth

- **Strong stock performance since appointment of Jay C. Horgen as CEO on May 29, 2019**—an increase of over +70% from May 29, 2019 through Q1 2021; a +20% increase in 2020, with a further increase of +47% in the first quarter of 2021

- **GAAP net income of $202.2 million for the year**—an increase of $186.5 million over the prior year

- **GAAP earnings per share (diluted) of $4.33 for the year**—an increase of $4.02 per share over the prior year

- **Adjusted EBITDA of $798.8 million for the year**—a decrease of only -5% relative to the prior year despite significant 1H'20 market drawdown due to the COVID-19 pandemic (Q4'20 Adjusted EBITDA grew +27% relative to Q4'19), and compound annual growth rates of -11% and -3% over the 3- and 5-year periods

- **Economic net income of $624.4 million for the year**—a decline of -13% relative to the prior year, and compound annual growth rates of -9% and -2% over the 3- and 5-year periods

- **Economic earnings per share of $13.36 for the year**—a decline of -6% relative to the prior year, and compound annual growth rates of -3% and +1% over the 3- and 5-year periods

- **AUM of $716.2 billion as of year-end**—flat relative to the prior year, and compound annual growth rates of -5% and +3% over the 3- and 5-year periods

- **Strong results in a volatile environment**—challenging conditions in 2020 included industry headwinds, a global pandemic, and significant market volatility; AMG entered 2021 with substantial business momentum, given dynamic strategic planning and excellent execution

The impact of strategic investments and actions taken by AMG's new management team to reposition the business for growth since the CEO transition in May 2019, along with improving Affiliate performance, have together considerably increased the earnings power of AMG's business. AMG's most recent earnings results, set forth in the tables below, reflected these factors, which have created significant business performance and new investment tailwinds that we believe will further contribute to AMG's earnings growth over the long term



Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in AMG's Annual Report on Form 10-K under "Supplemental Financial Performance Measures." AMG stock prices shown in the table above reflect the closing price reported on the NYSE on the referenced date.

2020 Performance Summary (cont.)

Excellent strategic performance in a period of complex operating conditions and market volatility

New management team, led by CEO Jay C. Horgen, has guided AMG through organizational evolution

- Since Mr. Horgen's May 2019 appointment as CEO, generational transition has included the passing of AMG's former Chairman and CEO, the transition and recruitment of a new CFO, and the evolution of nearly all other next-generation executive roles including in global distribution
- Significant Board transition and refreshment in 2020 and early 2021, including the retirement of five independent directors and the appointment of three new independent directors, and the transition to an independent Board Chair structure

Significant new Affiliate investments in areas of secular growth and client demand

- Completed partnerships with four new Affiliates in 2020 and 2021YTD, enhancing AMG's exposure in growth areas including ESG investing and private markets
- New Affiliate investment activity continued throughout the COVID-19 pandemic, in a competitive environment, benefiting from the strength of AMG's existing long-term proprietary relationships and three-decade track record of successful partnerships

Enhanced AMG's capital position, while deploying over $800 million, including the return of significant excess capital to stockholders

- Invested in four new Affiliates in 2020 and in growth initiatives across a number of existing Affiliates
- Reallocated dividend payment capital in favor of share repurchases in 2020, retaining flexibility to deploy capital into new Affiliate investments or return to stockholders through share repurchases
- 10% of shares outstanding were repurchased during 2020; share repurchase authorization for future repurchase activity was expanded, demonstrating our ongoing commitment to returning capital to stockholders
- Accessed a historically attractive financing environment to extend the duration of our debt and strengthen our balance sheet, with $350 million in 10-year institutional bonds and $275 million in 40-year retail bonds issued in 2020, a $100 million paydown of our term loan, and no borrowings under our revolving facility as of 2020 year-end

Since May 2019, the new management team has successfully advanced AMG's strategy, and re-invigorated AMG's entrepreneurial culture, re-establishing an ownership mindset across the organization

Realigned AMG's institutional and retail distribution platforms, and broadened our partnership solution offerings

- Reorganized and aligned global distribution platforms and activities more directly with Affiliates
- Continued realignment of AMG's global sales and marketing professionals to focus on asset owners with the greatest opportunities for Affiliates
- Further development of strategic partnerships to enhance AMG's product set and expand distribution capabilities, including with iCapital Network
- Strategic evolution of U.S. wealth platform to exclusively offer strategies managed by Affiliates and further invest to support Affiliate growth

Affiliates built on their strong long-term performance records, demonstrating their ability to distinguish themselves across market cycles

- Affiliates in differentiated active equities and alternatives generated outstanding relative investment performance, with approximately 75% of products outperforming long-term benchmarks
- Client flows were broadly stable, away from certain quantitative strategies with performance headwinds

Advancement across a broad scope of human capital management and ESG initiatives

- Increase in employee satisfaction to 92% (from 88% in the prior year) measured through AMG's formal engagement survey, despite working remotely for over 80% of 2020
- Built on AMG's culture of giving; corporate philanthropy initiatives included contributions to non-profit organizations, directly and through employee gift-matching; $1 million donated to Boston-area hospitals for COVID-19 relief in 2020
- Completed third annual inventory and secured third-party attestation of AMG's GhG emissions; received an A- in CDP's Climate Change Disclosure program
- Efforts recognized in industry-leading scores with multiple ESG ratings providers

Remained fully operational throughout the COVID-19 pandemic, with minimal disruption in our ability to execute on our strategy or serve and create value for our stakeholders

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Strong annual stock performance, recovering from headwinds impacting stock performance over longer-term periods

- Absolute stockholder return of +20% in 2020, reflecting strong investment performance, the positive impact of strategic repositioning and effective capital management, and business momentum; with a further increase of +47% in the first quarter of 2021
- Relative stock performance for 2020 outperformed the Peer Group median, and AMG outperformed Peers during the first quarter of 2021; performance was below the Peer Group median over the trailing 3- and 5-year periods

- AMG's stock price has increased over +70% from May 29, 2019, following the transition to the new management team under CEO Jay C. Horgen, through the first quarter of 2021. During that period, AMG continued to invest capital into growth initiatives while returning excess capital to stockholders through share repurchases, with over $800 million deployed across a combination of growth investments and share repurchases during the full year 2020, and 10% of shares outstanding were repurchased during 2020

Corporate Governance Enhancements: 2020 – 2021YTD

2020 – 2021YTD Stockholder Comments and Additional Governance Program Enhancements

Following the 2020 Annual Meeting, AMG continued its engagement with stockholders and proxy advisory firms on AMG's corporate governance practices and executive compensation program. The recent outreach effort comprised meetings with institutional investors over the course of the year and into 2021, as well as multiple meetings with major proxy advisory firms. The collective feedback from this outreach was taken into account and is reflected in further enhancements made to AMG's corporate governance practices and compensation program design for performance year 2020.

Stockholder Comments		AMG Response

Comment #1	**Directors and executives should hold significantly larger equity stakes, and be subject to policies that promote long-term equity accumulation**	**Our directors and executives are acting increasingly as owners of the business, and have taken action to ensure that they are further aligned with stockholders**
		• *Revised Equity Ownership Guidelines in 2020:*
		  – <u>Directors</u>: Added a new restriction on selling any shares of AMG stock while a director's equity ownership does not exceed the required level through an accumulation period; also revised the guidelines applicable to independent directors to target achievement of holdings at or above 5x base annual fees within three years of joining the Board (reduced from five years)
		  – <u>Executives</u>: Added a new restriction on selling any shares of AMG stock while an executive's equity ownership does not exceed the required level through an accumulation period
		• *Revised Director Compensation Program to be "All Equity" in 2020:* Amended the director compensation program in the first quarter of 2020 to provide for 100% of all compensation paid to independent directors to be in the form of equity awards with deferred vesting, eliminating any cash consideration from independent director compensation, including all annual and committee fees; further amended the program in Q1 2021 to reduce the portion of options included in the annual equity awards granted to independent directors (See "Director Compensation")
		Directors and executives have demonstrated their commitment through open market purchases and holdings in excess of vesting periods and ownership guidelines
		• Our CEO has purchased 50,000 shares in the open market since his May 2019 appointment, across six distinct purchases, reflecting an increase of 150% over the unrestricted shares held at the time of his appointment, and several independent directors, including our Board Chair, have purchased shares in the open market, collectively purchasing over 25,000 shares during 2020 and 2021YTD

Comment #2	**The Board Chair should be a non-executive**	**Today, our leadership structure reflects best practices in corporate governance, and provides for effective checks and balances to ensure the exercise of independent judgment by the Board** • *Transitioned to an independent Board Chair in 2020:* The Board Chair provides leadership to the Board and to the independent directors, including in executive sessions, enabling the independent directors to work effectively within the board setting, and serves as a key source of communication between the independent directors and the CEO, and ensures the flow of appropriate information • *New Independent Board Chair*: Dwight D. Churchill was appointed as Board Chair in August 2020. Mr. Churchill has served on our Board for over a decade, and serves on all Board committees; his extensive knowledge (and participation in the execution) of AMG's corporate strategy, as well as his extensive executive management experience outside of AMG, make him an effective Board Chair
Comment #3	**Further increase focus on Board refreshment and expanding the diversity of skills and experience**	**Our Board has evolved along with AMG, as we have refined and executed our strategy against the backdrop of organizational change** • *New Independent Directors:* Three new independent directors were appointed in 2020 and 2021YTD, and two of these new directors were women or ethnically diverse • *Rotating Board Roles*: New independent Board Chair in 2020, as well as new Chairs of <u>all</u> committees in 2020 and 2021YTD; members added to each committee, including a fully reconstituted Compensation Committee
Comment #4	**Prioritize diversity when evaluating the composition of the Board and AMG's employee base**	**We believe that diversity is essential to our success and that of our Affiliates, and want that to be reflected in our governance practices** • *Gender and Ethnic Diversity on the Board*: Women represent 50% of our independent directors, with three women serving on the Board; one-third of our independent directors are ethnic minorities, with two female directors, including one minority, chairing committees • *Expanding Employee Diversity:* Achieved gender diversity of approximately 40% across management positions, and overall approximately 50% of our employees are women (in each case, excluding our U.S. retail distribution subsidiary)
Comment #5	**Enhance AMG's corporate ESG initiatives**	**We continue to focus on ESG initiatives, and believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success** • Achieved leading rankings by ESG rating providers, improved significantly in recent years • Formal weighting of ESG factors added to compensation determination process • Completed third annual inventory and secured third-party attestation of AMG's GhG emissions • Participation in CDP's Climate Change Disclosure program, receiving a score of A- in 2020 • Company-wide campaigns support charities in local communities, including a matching program • 2020 anonymous employee engagement survey reported an employee satisfaction rating of 92%, which increased year-over-year despite the remote-working environment during the COVID-19 pandemic; we attribute the increase to our focus on and commitment to our employees, including the reinvigoration of AMG's corporate culture and entrepreneurial spirit

Compensation Program Enhancements: 2017 – 2019

Demonstrated Integration of Stockholder Feedback into Compensation Program Over Multiple Years

Stockholder Comments	Compensation Committee Response
Improve transparency regarding Performance Assessments	Expanded the Performance Assessments disclosure, including scores in each category and financial targets, to show the linkage between the assessments and the resulting awards, and to explain any exercise of Committee discretion
Performance Assessments should be more formulaic	Revised weightings of the assessment categories, to increase the quantitative financial and stock performance factors and reduce the weighting of more subjective strategic factors in 2018; added disclosure of sub-category weightings and expanded disclosure on subjective qualitative factors in 2019 to further increase transparency
Disclose financial targets used in the determination of short-term incentive awards	Disclosed targets used in the cash bonus Performance Assessment, which are set based on projected performance levels; targets include Economic earnings per share and EBITDA margin, together tracking the efficiency, stability, and growth of our earnings
Increase proportion of performance-based equity awards	Significantly increased the proportion of annual performance-based equity awards to 60% of our CEO's total equity incentive awards
Use a performance metric with broader alignment to stockholder value creation	Implemented a new Return on Equity (ROE) metric for performance awards, replacing our use of earnings growth targets, to better align management incentives with the strategic goals of both growing earnings and effectively managing capital
Use separate determination processes for cash bonuses and equity awards	Implemented a quantitative determination process for cash bonuses distinct from the process for determining equity incentive awards, using a new Short-Term Incentive Compensation Performance Assessment
Eliminate award re-testing	Addressed performance award "re-testing" concerns through the use of a single operating metric hurdle measured over a single three-year period
Implement compensation caps for NEOs, in addition to CEO	Established direct caps on Annual Performance-Based Incentive Compensation for each NEO, in addition to the CEO; also lowered the existing cap on CEO Annual Performance-Based Incentive Compensation and established a CEO cash bonus cap
Reduce maximum award values	CEO compensation declined -43% in 2018, and an additional -3% in 2019, which followed declines in each of the prior five years, for an overall reduction of -65% between 2013 and 2019, demonstrating ongoing attention to the linkage of pay-for-performance and notional levels, as well as the impact of compensation program enhancements
Reduce CEO compensation caps	Significantly reduced the caps on CEO Annual Performance-Based Incentive Compensation – a -12.5% reduction on the overall cap in 2018 compared to the prior year and a -30% reduction over the prior two years; reduced formulaic Incentive Pool sizing factor from 6.0% of Adjusted Economic net income to 5.25% in 2019
Executives should hold significantly larger equity stakes	Equity Ownership Guidelines were revised during the 2018 performance year compensation cycle, to increase the requirement for our President to 10x annual base salary; further revised in Q1 2020 to add new restriction on selling if executive has not met the required level through an accumulation period; granted one-time Long-Term Equity Alignment Award to CEO and CFO in 2019
Factor ESG activities into incentive award decisions	Formal weighting of ESG factors added to both the Short-Term and Long-Term Incentive Compensation Performance Assessment scorecards
Revise AMG's Peer Group to better reflect AMG's size and business model	Revised our Peer Group in 2019 to remove BlackRock, Inc. and add Ares Management Corporation and Janus Henderson Group plc, to reflect companies with revenue and market capitalizations that are more in line with our own, and to include additional firms with significant assets under management in alternative strategies

Compensation Program Enhancements: 2020 – 2021YTD

2019 – 2021YTD Stockholder Comments and Additional Governance and Compensation Program Enhancements

AMG maintains active engagement with our stockholders, meeting with them extensively throughout the year as part of our investor outreach, with the participation of members of senior management and our Board of Directors, and we have a demonstrated history of integrating stockholder feedback into our executive compensation program design. Our shareholder outreach prior to and following the 2020 Annual Meeting included a specific focus on our executive compensation program, in light of the special one-time Long-Term Equity Alignment Award granted to our CEO and our CFO in August 2019, to align the group of next-generation management with stockholders over the long term and galvanize the team around the goal of shareholder value creation over an extended time horizon. Over the past three years, stockholders have expressed strong support for our executive compensation program design and its demonstrated linkage of pay-for-performance. However, while our 2018 and 2019 Say-on-Pay proposals each received support from over 94% of stockholder votes cast, our 2020 Say-on-Pay proposal received support from 68% of stockholder votes cast. The Compensation Committee recognized the need for increased engagement with stockholders around the one-time Long-Term Equity Alignment Award and our compensation program in general, which began before the 2019 Long-Term Equity Alignment Award was granted and continued into the Fall of 2020. During this outreach, senior management attended numerous meetings with top institutional investors and major proxy advisory firms.

The feedback provided during this outreach reflected strong support for AMG's annual compensation program overall, with comments mainly focused on the one-time Long-Term Equity Alignment Award. Consistent with our long-term demonstrated track record of integration of stockholder feedback into our compensation program design over many years, the Compensation Committee reflected the feedback in the design of the Long-Term Equity Alignment Award, as well as in the final compensation determinations for 2020, and implemented additional enhancements to AMG's compensation program in 2020.

Changes to Executive Compensation Program:

Stockholder Comments		AMG Response
Comment #1	The Long-Term Equity Alignment Award should partially replace future incentive compensation	• The special one-time Long-Term Equity Alignment Award was granted to members of the senior management team, including our CEO and our CFO, in August 2019, at a time of unique transition among the management team, to accomplish specific goals of (i) stability in the next-generation senior management team and (ii) further alignment of management incentives with stockholders. The award structures used for the 2019 Alignment Award put the value of the award at risk over extended vesting and holding periods and, as a result, recipients will not realize any value from the award until six years from the grant date at the earliest, and will not have an opportunity to realize full value until at least seven years from grant • The 2019 Alignment Award was granted with the expectation that it would replace a portion of Annual Performance-Based Incentive Compensation over a multi-year period, and that intention was reflected in the incentive compensation determinations for both 2019 and 2020, in which the Compensation Committee reduced the formulaic award payout amounts derived from the Annual Performance Assessments for CEO Annual Performance-Based Incentive Compensation by -23% in 2019 and -41% in 2020, totaling $6.1 million in reduced compensation for our CEO, specifically related to the one-time Long-Term Equity Alignment Award • The 2019 Alignment Award structures were not intended to fully replace executives' annual performance-based compensation, which accounts for the significant majority of their overall compensation. The Compensation Committee determined to retain future performance-based award capacity in order to incent and have the ability to reward management, rather than eliminating that opportunity at a time when AMG's future performance was unknown. Fully replacing incentive compensation would have endangered retention and stabilization goals, and limited the Committee's ability to incent management over shorter-term periods, all of which are important to the execution and advancement of AMG's long-term strategy
Comment #2	Pre-set financial performance targets should account for a larger portion of the Performance Assessments	• For the 2020 performance year, the Compensation Committee increased the weighting of the Annual Financial Performance component of our Short-Term Incentive Compensation scorecard to a majority weighting of 55%, relative to strategic achievements under the Business Initiatives component, to further enhance management's focus on objective financial performance metrics
Comment #3	Individual performance determinations should be more transparent	• We expanded our disclosure relating to the Individual Objectives and Contributions component of our Short-Term Incentive Compensation scorecard for our CEO, to increase transparency and provide our rationale for considering individual accomplishments in determining performance-based incentive compensation

Overall, stockholder feedback indicated support for AMG's annual compensation determination process, with comments focused on the one-time Long-Term Equity Alignment Award granted in 2019

Our 2018 and 2019 Say-on-Pay proposals each received support from over 94% of stockholder votes cast, and the 2020 Say-on-Pay proposal received support from nearly 70% of stockholder votes cast

2020 Annual Compensation Results and Program Overview

Annual Compensation Determination Process

- The Incentive Pool, which serves as the basis for formulaically determining all Annual Performance-Based Incentive Compensation, was set, consistent with the 2019 performance year, at 5.25% of Adjusted Economic net income, resulting in a $42.0 million pool
- CEO Annual Performance-Based Incentive Compensation was capped at the lesser of $17.5 million or 40% of the Incentive Pool, which resulted in an overall cap of $16.8 million (-4% lower than the 2019 incentive award cap); Annual Performance-Based Incentive Compensation for our CFO was capped at the lesser of $10.0 million or 20% of the Incentive Pool, and for our General Counsel was capped at the lesser of $5.0 million or 10% of the Incentive Pool; in addition to the overall incentive award cap, the cash bonus for AMG's CEO was capped at $4.0 million
- Equity incentive awards were limited to the capped amount of Annual Performance-Based Incentive Compensation less the maximum cash bonus, resulting in a maximum of $12.8 million of equity incentive awards for AMG's CEO, a -5% decrease over the prior year
- Weighted scores were determined using two quantitative assessments—the Short-Term and the Long-Term Incentive Compensation Performance Assessments—and were applied to the cash bonus and equity incentive award caps, respectively, to produce formulaic award payout amounts for each of these two award categories

Short-Term Incentive Compensation Performance Assessment

- AMG generated strong business performance and stockholder return in 2020, despite a highly challenging market environment for active asset managers, reflecting Affiliate outperformance, as well as the positive impact of AMG's strategic investments and other actions taken during 2019 and 2020 to reposition the business for growth—ultimately resulting in stable earnings for the year and strong momentum entering 2021. Since the most recent CEO transition in May 2019, CEO Jay C. Horgen successfully advanced AMG's new investments strategy, significantly enhanced our capital position, realigned our institutional and retail distribution platforms, and broadened our partnership solution offerings, while also re-invigorating AMG's entrepreneurial culture and re-establishing an ownership mindset across the organization, and navigating the impact of the COVID-19 pandemic
- An overall weighted score of 80% was applied to the capped annual cash bonus of $4.0 million, resulting in a formulaic cash bonus of $3.2 million for AMG's CEO. The Committee reduced this formulaic payout by -20% as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.55 million

2020 Financial Results vs. Targets



Financial targets used in the Short-Term Incentive Compensation Performance Assessment are designed to align management incentives with stockholder value creation, and take into account factors known at the time. Actual results may be impacted by a number of external factors, including macroeconomic factors, market changes, and regulatory or political changes, as well as other factors such as share repurchases and new investments in Affiliates, that may not be anticipated and could significantly impact AMG's business. These financial targets are not intended to be a form of guidance or a prediction of AMG's performance during the performance year or in any future period.

Long-Term Incentive Compensation Performance Assessment

- The Committee's assessment of AMG's long-term performance considered the trailing 1-, 3-, and 5-year periods (with three distinct individuals serving as CEO during the 5-year period), and resulted in an overall weighted score of 55%; in considering the overall assessment, the Committee recognized that the current CEO served for 18 months of this review period, and the strong business performance and significant strategic accomplishments during that time. Consistent with historical practice, the overall score was applied to the capped annual amount of equity incentive awards of $12.8 million, resulting in a formulaic equity incentive award for AMG's CEO of $7.0 million. The Committee also considered the one-time Long-Term Equity Alignment Award granted to the new management team in August of 2019, and, consistent with the Committee's expectation that such one-time award would partially replace Annual Performance-Based Incentive Compensation over a multi-year period, reduced this formulaic payout by -50% for our CEO for a final equity incentive award of $3.5 million
- The Committee's allocation for this equity incentive award amount was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations

2020 Compensation Results and Elements of Compensation

- The 2019 Alignment Award was granted with the expectation that it would replace a portion of Annual Performance-Based Incentive Compensation over a multi-year period, and that intention was reflected in the incentive compensation determinations for both 2019 and 2020

  – The Compensation Committee reduced the formulaic award payout amounts derived from the Annual Performance Assessments for Performance-Based Incentive Compensation by -23% in 2019 and -41% in 2020, for the CEO

  – The Committee has reduced aggregate CEO incentive compensation by $6.1 million across 2019 and 2020, specifically related to the one-time Long-Term Equity Alignment Award

- Actual incentive compensation declined -4% in 2020

  – The Committee reviewed AMG's substantially improved business performance and stockholder return; the formulaic payouts were impacted by a lower overall cap on Annual Performance-Based Incentive Compensation, as well as the Committee's reduction of the formulaic cash and equity incentive awards in light of the one-time Long-Term Equity Alignment Award

- The formulaic payouts produced by the Performance Assessments for 2020 were reduced by $4.19 million for our CEO, including a reduction of -50% in equity incentive awards, resulting in a year-over-year decline of -18% in actual equity incentives compared to 2019, despite the improved performance reflected in the weighted score under the Long-Term Incentive Compensation Performance Assessment

- Consistent with prior years, a significant proportion of CEO equity compensation was in the form of performance-based equity awards, subject to three-year cliff vesting with delivery tied to ROE targets



| Compensation Committee Reduced 2020 Formulaic CEO Scorecard Payouts | ▼ -50% 2020 CEO Equity Awards |
| | ▼ -41% 2020 CEO Total Incentive Compensation |

The Compensation Committee reduced formulaic CEO Total Incentive Compensation as a direct result of the one-time Long Term Equity Alignment Award granted in 2019, totaling $6.1 million in reduced compensation over the 2019 and 2020 performance years.

Supplemental Table—Annual Compensation Earned in Fiscal Year 2020

Name and Principal Position	Salary	Cash Bonus	Long-Term Deferred Equity Awards	Long-Term Performance Achievement Awards	All Other Compensation	Total Compensation Earned
Jay C. Horgen .... President and Chief Executive Officer	$ 750,000	$ 2,550,000	$ 1,400,000	$ 2,100,000	$ 57,026	$ 6,857,026
Thomas M. Wojcik............................. Chief Financial Officer	$ 500,000	$ 1,175,000	$ 830,000	$ 1,245,000	$ 20,940	$ 3,770,940
David M. Billings................................. General Counsel and Secretary	$ 400,000	$ 1,100,000	$ 560,000	$ 840,000	$ 23,154	$ 2,923,154
Hugh P. B. Cutler .... Former Head of Global Distribution	$ 400,000	—	—	—	$ 37,683	$ 437,683
Sean M. Healey.................................. Former Executive Chairman	$ 312,500	—	—	—	$ 17,473	$ 329,973

The above table includes equity awards granted to the Company's named executive officers in March 2021 in recognition of 2020 performance (and excludes equity awards granted in March 2020 in recognition of 2019 performance), to better demonstrate how the Company evaluates and compensates its named executive officers on an annual basis. These amounts differ from the compensation reported in the Summary Compensation Table because SEC rules require equity awards to be reported in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. Please refer to the "Executive Compensation Tables" section of this Proxy Statement for additional information.

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

Our Board of Directors currently consists of seven members, all of whom are expected to be elected at the Annual Meeting to serve until the 2022 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, has nominated Karen L. Alvingham (formerly Yerburgh), Tracy A. Atkinson, Dwight D. Churchill, Jay C. Horgen, Reuben Jeffery III, Félix V. Matos Rodríguez, and Tracy P. Palandjian (collectively, the "Nominees") to serve as directors. As of April 19, 2021, each of the Nominees is currently serving as a director of the Company. As more fully discussed below in the "Corporate Governance Matters and Meetings of the Board of Directors and Committees" section of this Proxy Statement, the Board of Directors has determined that six of its seven Nominees, Lady Alvingham, Ms. Atkinson, Mr. Churchill, Mr. Jeffery, Dr. Matos Rodríguez, and Ms. Palandjian, have no material relationship with the Company and, therefore, are independent for purposes of NYSE listing standards. The Board of Directors expects that each of the Nominees will, if elected, serve as a director for the new term. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will be voted for the election of such other person or persons as the Board of Directors may recommend.

The Company's amended and restated by-laws (the "By-laws") provide for majority voting in uncontested director elections. Under the majority voting standard, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for the election of directors will be a plurality of the votes cast. Abstentions and broker non-votes will have no effect on the outcome of the vote on the election of directors.

Under our Corporate Governance Guidelines, the Nominating and Governance Committee has established procedures for any director who is not elected to tender his or her offer to resign. Upon receiving the director's offer to resign, the Nominating and Governance Committee will recommend to the Board of Directors whether to accept or reject the offer to resign, or whether other action should be taken. The Nominating and Governance Committee and the Board of Directors, in making their decisions, may consider any factor or information that they deem relevant. The Board of Directors, taking into account the Nominating and Governance Committee's recommendation, will act on the tendered resignation within ninety days following certification of the election results. A director whose resignation is under consideration must abstain from participating in any recommendation or decision regarding his or her resignation.

Recommendation of the Board of Directors

The Board of Directors believes that the election of each of the Nominees is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that stockholders vote **FOR** the election of each of the Nominees.

Information Regarding the Nominees

The following table sets forth the name, age (as of April 1, 2021), tenure, and other information of each Nominee, along with the committees of the Board of Directors on which each Nominee currently serves.

Director Nominee Information: Committee Memberships							
Name	Age	Compensation Committee	Nominating and Governance Committee	Audit Committee	Independence	Tenure (Years)	Other Public Boards
Karen L. Alvingham	58		✓		✓	3	—
Tracy A. Atkinson	56			✓ (Chair)	✓	—	2
Dwight D. Churchill *Board Chair*	67	✓	✓	✓	✓	11	—
Jay C. Horgen *President and Chief Executive Officer*	50					2	—
Reuben Jeffery III	67	✓ (Chair)		✓	✓	1	—
Félix V. Matos Rodríguez	59				✓	—	—
Tracy P. Palandjian	50	✓	✓ (Chair)		✓	9	—
	Average Age of 58	*100% Independent; All New Members and New Chair*	*100% Independent; 2 New Members and New Chair*	*100% Independent; 100% Financial Experts; 2 New Members and New Chair*	*6 of 7 Nominees are Independent*	*3 New Members*	*No Overboarding*



Karen L. Alvingham
Director since 2018



Tracy A. Atkinson
Director since 2020



Dwight D. Churchill
Board Chair since 2020
Director since 2010



Jay C. Horgen
President and Chief Executive Officer
Director since 2019



Reuben Jeffery III
Director since 2020



Félix V. Matos Rodríguez
Director since 2021



Tracy P. Palandjian
Director since 2012

The Nominees bring a wide array of qualifications, skills, and attributes to our Board of Directors that support its oversight role on behalf of our stockholders. The most relevant of these qualifications and skills are summarized in the table below:

Director Experience and Skills Overview		
Leadership	Directors who have held significant leadership positions provide a practical understanding of organizations, processes, strategy, risk management, and other factors that promote growth	7 of 7 Directors
Capital allocation	Our continued success depends in large part on a disciplined approach to capital allocation, as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities, before efficiently returning excess capital to our stockholders; directors with experience managing capital contribute to the advancement of this strategy to enhance long-term value creation	5 of 7 Directors
Corporate governance	We place a high standard on strong corporate governance, and adopt best practices through the active monitoring of evolving trends and developments, and through routine Board self-assessments and enhancements to our governance policies, committee charters, and board practices, as well as through active shareholder engagement and ongoing board refreshment, and we seek directors with demonstrated knowledge and practical experience in corporate governance, fiduciary roles, and stakeholder engagement	7 of 7 Directors
Risk management and compliance	Risk management is critical to the stability, security, and success of our business, and we seek directors with regulatory and compliance expertise, as well as experience managing and overseeing risk in public and private companies and in other contexts	7 of 7 Directors
Investment management	Directors with investment management experience provide the Board with an enhanced understanding and assessment of our business strategy and bring valuable perspective on topics that are uniquely relevant to our industry	6 of 7 Directors
Global experience	Directors with global business experience, including managing and growing organizations worldwide, and investing and operating experience in international and emerging markets, provide valuable insights on growth trends in these markets	6 of 7 Directors
ESG	Directors who have experience in managing environmental, sustainability, and social issues are able to assist the Board in overseeing and advising management to ensure that strategic business imperatives and long-term value creation for stockholders are achieved within a responsible, sustainable business plan	5 of 7 Directors
Financial, accounting, or financial reporting	We use a broad set of financial metrics to measure our operating and strategic performance, and we seek directors with an understanding of finance and financial reporting processes	6 of 7 Directors
Operational, including human capital management	Directors with experience in operations are able to assess and advise management on the formulation and execution of our business strategy, including the efficient allocation and utilization of our and our Affiliates' human capital and other operating resources, and the re-allocation of those resources over time through all stages of market cycles	7 of 7 Directors
Public policy and government affairs	Directors with experience in governmental, regulatory, and related organizations provide valuable insight into governmental actions and socioeconomic trends, as well as the highly regulated industry in which we and our Affiliates operate	4 of 7 Directors
Other public board experience	Directors with experience serving on other public company and publicly traded fund boards provide valuable operations and management perspectives, including insights on governance trends and practices and other issues affecting public companies generally	4 of 7 Directors

The following biographical summaries provide additional information on the business experience, principal occupation and past employment, and directorships of each Nominee during at least the last five years.

Director Biographical Information	
Karen L. Alvingham *Nominating and Governance Committee*	Karen L. Alvingham (formerly Yerburgh) has been a director of the Company since January 2018. She served until June 2017 as Managing Partner of Genesis Investment Management, LLP, a boutique investment management firm. Genesis is one of the leading emerging markets equities specialists in the world, and has been an AMG Affiliate since 2004. Lady Alvingham joined the firm in 1990 and was appointed Managing Partner in 2003. Prior to joining Genesis, she was a senior investment manager at Touche Remnant Investment Management Ltd and Lloyds Investment Management Ltd. She began her career at Grieveson Grant & Co. We believe Lady Alvingham's qualifications to serve on our Board of Directors include her substantial experience in the investment management industry, including as a senior executive in a leading boutique investment management firm.
Tracy A. Atkinson *Audit Committee (Chair)*	Tracy A. Atkinson has been a director of the Company since August 2020. Prior to her retirement in March 2020, Ms. Atkinson served as an executive vice president of State Street Corporation with a number of senior finance and risk management roles including Chief Administrative Officer, Chief Compliance Officer, and Treasurer. Prior to joining State Street Corporation, she held leadership positions at MFS Investment Management and was a Partner at PricewaterhouseCoopers. She currently serves on the boards of directors of the United States Steel Corporation and Raytheon Technologies. We believe Ms. Atkinson's qualifications to serve on our Board of Directors include her significant leadership experience from her career in the accounting and asset management industries, as well as a track record of service on public company boards.
Dwight D. Churchill *Board Chair* *Compensation Committee, Nominating and Governance Committee, & Audit Committee*	Dwight D. Churchill has been a director of the Company since February 2010, and has served as independent Board Chair since August 2020. Mr. Churchill held a number of senior positions at Fidelity Investments before retiring from the firm in 2009. Having joined Fidelity in 1993, he served as the head of the Fixed Income Division, head of Equity Portfolio Management and President of Investment Services. While at Fidelity, Mr. Churchill also served as the elected chair of the Board of Governors for the CFA Institute, a 178,000-member association, and from June 2014 to January 2015, he served as interim President and Chief Executive Officer at the CFA Institute. Prior to joining Fidelity, Mr. Churchill served as a Managing Director of Prudential Financial, Inc., as President and Chief Executive Officer of CSI Asset Management, Inc., a subsidiary of Prudential Financial, Inc., and held senior roles at Loomis, Sayles & Company and the Ohio Public Employees Retirement System. Mr. Churchill currently serves on the Board of Trustees and as Chair of the Audit Committee of State Street Global Advisors SPDR ETF Mutual Funds and as a staff consultant at The Public Employees Retirement System of Idaho. We believe that Mr. Churchill's qualifications to serve on our Board of Directors include his extensive experience in the investment management industry, including his oversight of internal controls, financial reporting, and accounting procedures.
Jay C. Horgen *President and Chief Executive Officer*	Jay C. Horgen is the President and Chief Executive Officer of the Company and joined the Board of Directors in May 2019. Mr. Horgen was appointed President and CEO in 2019, having previously served as Chief Financial Officer from 2011 to 2019. Previously, Mr. Horgen served as Executive Vice President of the Company in New Investments. Prior to joining AMG in 2007, Mr. Horgen was a founder and Managing Director of Eastside Partners, a private equity firm. Prior to that, Mr. Horgen served as a Managing Director in the Financial Institutions Group at Merrill Lynch, Pierce, Fenner & Smith Incorporated. From 1993 to 2000, he worked as an investment banker in the Financial Institutions Group at Goldman, Sachs & Co. Mr. Horgen received a B.A. from Yale University. We believe that Mr. Horgen's qualifications to serve on our Board of Directors include his direct knowledge of the Company's strategy and operations through his service as Chief Executive Officer and in other leadership positions at the Company, including President and Chief Financial Officer, and his extensive experience in the financial services, private equity, and investment management industries.

Reuben Jeffery III *Audit Committee & Compensation Committee (Chair)*	Reuben Jeffery III has been a director of the Company since April 2020. Mr. Jeffery served as President and Chief Executive Officer and member of the board of Rockefeller & Co. and Rockefeller Financial Services, Inc. from 2010 to 2018. He previously served seven years in the U.S. government in a variety of positions, including as Under Secretary of State for Economic, Energy and Agricultural Affairs; Chairman of the U.S. Commodity Futures Trading Commission; and as Special Assistant to the President on the staff of the National Security Council (2002-2009). At Goldman, Sachs & Co., Mr. Jeffery was Managing Partner of the firm's Paris office and of its European Financial Institutions Group in London. He began his career as a corporate attorney with Davis Polk & Wardwell LLP. Currently, Mr. Jeffery serves as an independent director and chairman of the board of SMBC Americas Holdings, Inc. Mr. Jeffery is also chairman of the board of Riverstone Credit Opportunities Income Plc (RCOI) and a board member of CSE Insurance Group, an indirect wholly-owned subsidiary of Covéa, a global insurer headquartered in France. He is also a board member of the Financial Services Volunteer Corps (FSVC), a not-for-profit that supports economic development by strengthening financial sectors in developing countries. Mr. Jeffery served as a non-executive director at Barclays Plc from 2010 to 2019. He received a B.A. in Political Science from Yale University and an M.B.A. and J.D. from Stanford University. We believe that Mr. Jeffery's qualifications to serve on our Board of Directors include his extensive financial services experience, particularly within investment banking and wealth management, and his knowledge and experience with the U.S. and global political and regulatory environments.
Félix V. Matos Rodríguez	Félix V. Matos Rodríguez has been a director of the Company since January 2021. Dr. Matos Rodríguez is the Chancellor of the City University of New York (CUNY). Prior to his appointment as Chancellor in May 2019, Dr. Matos Rodríguez was president of CUNY's Queens College and of CUNY's Eugenio María de Hostos Community College in the Bronx. Dr. Matos Rodríguez has served as a teacher, administrator, and former Cabinet secretary for the Commonwealth of Puerto Rico. He sits on the governing board of the Hispanic Association of Colleges and Universities and additionally serves on the boards of Phipps Houses, the United Way of New York City, the American Council on Education, the TIAA Hispanic Advisory Council, and the Research Alliance for New York City Schools. Dr. Matos Rodríguez holds a B.A. from Yale University and received a doctorate in history from Columbia University. We believe that Dr. Matos Rodríguez's qualifications to serve on our Board of Directors include his long track record as an innovator in both academia and the public sector and his leadership in a large, decentralized human-capital-based organization operating through a network of distinct institutions.
Tracy P. Palandjian *Compensation Committee & Nominating and Governance Committee (Chair)*	Tracy P. Palandjian has been a director of the Company since March 2012. Ms. Palandjian is the Chief Executive Officer, co-founder and a member of the Board of Directors of Social Finance, Inc., a nonprofit organization focused on developing and managing investments that generate social impact and financial return. Prior to establishing Social Finance, Ms. Palandjian served as a Managing Director at The Parthenon Group, a global strategy consulting firm. At Parthenon, she established and led the Nonprofit Practice and consulted to foundations and nonprofit organizations on strategy development, mission definition, corporate social responsibility, and knowledge and innovation in the U.S. and globally. Prior to Parthenon, Ms. Palandjian worked at McKinsey & Company and at Wellington Management Company, LLP. Ms. Palandjian is currently Vice-Chair of the United States Impact Investing Alliance and the Global Social Impact Investment Steering Group (successor to the G8 Social Impact Investment Taskforce). She serves on the Boards of Pershing Square Holdings, Ltd., The Boston Foundation, and the Surdna Foundation (and chairs its Investment Committee). Ms. Palandjian is also a member of the Leadership Council of Facing History and Ourselves and the External Advisory Board of the McCance Center for Brain Health at Massachusetts General Hospital. We believe that Ms. Palandjian's qualifications to serve on our Board of Directors include her extensive global financial management, consulting, and advisory experience.

Board Refreshment (2020-2021YTD)

+3 Directors Added	**2 of 3** Committee Chairs are Women

Key Experience and Expertise



Leadership	100%
Capital Allocation	71%
Corporate Governance	100%
Risk Management and Compliance	100%
Investment Management	86%
Global Experience	86%
ESG	71%
Financial, Accounting or Financial Reporting	86%
Operational, including Human Capital Management	100%
Public Policy and Government Affairs	57%
Other Public Company Board Experience	57%

Independence



70% → 86%

2020 | 2021

Gender Diversity



20% → 43%

2020 | 2021

Average Tenure



8 yrs → 4 yrs

2020 | 2021

Independent Director Nominees

Diversity

Gender	Ethnic



50% | 50%



33% | 67%

Tenure



- 5+ Years, 33%
- 0-2 Years, 50%
- 3-5 Years, 17%

Governance Highlights

► Independent Board Chair

► Highly Independent and Diverse Board

► Women in Leadership Roles on the Board (including 2 of 3 Committee Chairs)

► World-Class, Experienced Board with a Range of Skills and Backgrounds

► 98% Average Director Attendance at Board and Committee Meetings in 2020

► Directors Elected Annually

► No Overboarding

► Significant Board Refreshment in 2020 - 2021 YTD

► Publicly-Disclosed Corporate Governance Guidelines

► Majority Vote Standard in Uncontested Director Elections

► No Staggered Board

► No "Poison Pill"

► "Double-Trigger" Equity Award Vesting Upon Change in Control

► Annual Say-on-Pay Vote

► Active Engagement with Shareholders

2020 Director Engagement

Board Meetings		Committee Meetings	
13	Board Meetings	**23**	Committee Meetings
97%	Average attendance rate at meetings of the full Board of Directors	**98%**	Average attendance rate at Board committee meetings

2020 Shareholder Engagement

Shareholder Outreach		Responsiveness
90%	Proactive outreach to stockholders representing over 90% of voting shares	Demonstrated integration of stockholder feedback into corporate governance practices and compensation program design from 2017-2020
2/3	Met with over 120 current and prospective stockholders, including two-thirds of our top 30 largest holders	Expanded shareholder engagement following AMG's 2020 Say-on-Pay vote, with collective feedback reflected in further enhancements to our governance practices and compensation program, as well as the Compensation Committee's compensation determinations for performance year 2020
75%	Discussed the 2019 Long-Term Equity Alignment Award and our executive compensation program with stockholders representing 75% of voting shares	

Corporate Governance Matters and Meetings of the Board of Directors and Committees

Board of Directors: During 2020, the full Board of Directors met thirteen times. Each incumbent member of the Board of Directors in 2020 attended at least 85% of the meetings of the full Board of Directors with an average attendance rate of 97%, and at least 94% of the total number of meetings of (i) the Board of Directors and (ii) all standing committees of the Board of Directors on which such director served, with an average attendance rate at Board and committee meetings of 98%. We do not have a formal policy regarding director attendance at our Annual Meeting of Stockholders. One director attended the 2020 Annual Meeting of Stockholders.

At least annually, the Board of Directors evaluates the independence of our directors in light of the standards established by NYSE. A majority of our Board of Directors must be independent within the meaning of NYSE listing standards. After its most recent evaluation of director independence, the Board of Directors affirmatively determined that six of our seven current directors, Lady Alvingham, Ms. Atkinson, Mr. Churchill, Mr. Jeffery, Dr. Matos Rodríguez, and Ms. Palandjian, are "independent" for purposes of NYSE listing standards. The Board of Directors made its determinations based upon individual evaluations of these directors' employment or board of directors affiliations, compensation history, and any commercial, family, or other relationships with the Company. There were no transactions between any director and the Company for the Board of Directors' consideration in determining the independence of any independent director, other than the prior employment of Lady Alvingham discussed below. Members of the Board of Directors serve as directors, trustees, or in similar capacities (but not as executive officers or employees) for non-profit organizations to which we may make charitable contributions from time to time. Contributions to these organizations did not exceed either $120,000 or 1% of each of those organizations' annual consolidated gross revenues during their last completed fiscal years.

One of the factors considered by the Board of Directors in its independence determinations was the prior employment of Lady Alvingham as former Managing Partner of Genesis Investment Management, LLP ("Genesis"), an investment management firm and an Affiliate of AMG. Lady Alvingham has served as a non-executive director on AMG's Board of Directors since January 2018, following her retirement from Genesis in June 2017. In July 2020, the Board affirmatively determined Lady Alvingham's independence, following the expiration of the required three-year lookback period on prior employment relationships under the NYSE independence standards. In making that determination, the Board considered Lady Alvingham's prior position at Genesis, and determined that it does not impair her independence. Specifically, the Board took into account the fact that Lady Alvingham ceased to be a partner in Genesis following her retirement, and has no ongoing economic interest in or affiliation with the firm. Further, the management team at Genesis, as with all of AMG's Affiliates, has always retained operational autonomy from AMG, and AMG did not have managerial authority over Lady Alvingham while she was employed by Genesis, including with respect to her compensation. Given those facts, and the passage of time since the end of her relationship with Genesis, our Board determined that it would be in the best interests of our stockholders for Lady Alvingham to be eligible to serve on committees of the Board of Directors, to allow the Board to benefit further from Lady Alvingham's industry knowledge, global perspective, and unique experience set. The Board recognizes that some institutional investors and proxy advisory firms may take a more restrictive view of prior employment relationships, and this topic was addressed during our investor engagement outreach prior to and after the Board's July 2020 independence determination. In alignment with stockholder feedback, the Board determined to limit Lady Alvingham's committee service to our Nominating and Governance Committee at this time.

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. Only independent directors within the meaning of NYSE listing standards serve on these committees. Other members of the Board of Directors may attend committee meetings from time to time at the invitation of the respective committee. Each committee acts pursuant to a written charter adopted by the respective committee. The members and chairs of each committee are set forth above in the table titled "Director Nominee Information: Committee Memberships," and a description of each committee is set forth below.

Audit Committee: Each of the members meets the independence standards applicable to audit committees under the Sarbanes-Oxley Act of 2002 and NYSE listing standards and is an audit committee financial expert, as defined by the SEC. The Audit Committee's purpose is to assist the Board of Directors in oversight of our internal controls and financial statements and the audit process. The Audit Committee met eight times during 2020.

Compensation Committee: Each member meets the independence requirements applicable to compensation committees under NYSE listing standards. The Compensation Committee is responsible for overseeing our general compensation policies and establishing and reviewing the compensation plans and benefit programs applicable to our executive officers. In that capacity, the Compensation Committee also administers our incentive plans. The Compensation Committee met six times during 2020.

Nominating and Governance Committee: The Nominating and Governance Committee is primarily responsible for recommending criteria to the Board of Directors for Board and committee membership, identifying and evaluating director candidates, overseeing the annual self-assessment of the Board of Directors and its committees and of the Chief Executive Officer, overseeing Chief Executive Officer and other key executive succession planning, and maintaining our Corporate Governance Guidelines. The Nominating and Governance Committee met nine times during 2020.

The Nominating and Governance Committee may solicit director candidate recommendations from a number of sources, including directors, executive officers, and third-party search firms. The Nominating and Governance Committee will consider for nomination any director candidates, including director candidates recommended by our stockholders, who are deemed qualified by the Nominating and Governance Committee in light of the qualifications and criteria for Board of Directors membership described below, or such other criteria as approved by the Board of Directors or a committee thereof from time to time. Stockholder recommendations must be submitted to the Nominating and Governance Committee in accordance with the requirements set forth in the By-laws, including those discussed in the "Other Matters—Stockholder Proposals" section of this Proxy Statement, and any procedures established from time to time by the Nominating and Governance Committee. The Nominating and Governance Committee does not have a specific policy regarding the consideration of stockholder recommendations for director candidates and considers this appropriate because it evaluates recommendations without regard to their source. The Nominating and Governance Committee evaluates any potential conflicts of interest on a case-by-case basis, to the extent they may arise.

The Board of Directors believes that a diverse mix of perspectives and expertise enhances its overall effectiveness. When considering candidates for directorship, including nominees currently serving as directors of the Company, the Nominating and Governance Committee takes into account a number of factors, including the following qualifications: the nominee must have the highest personal and professional integrity and have demonstrated exceptional ability and judgment and the attributes necessary (in conjunction with the other members of the Board of Directors) to best serve the long-term interests of the Company and its stockholders. In addition, the Nominating and Governance Committee reviews from time to time the skills and characteristics necessary and appropriate for directors in light of the then-current composition of the Board of Directors, including the following factors:

Director Qualifications and Attributes	
• Business and leadership experience, including experience managing and growing organizations worldwide	• Knowledge of the financial services industry and, in particular, the asset management industry
• Diversity, including ethnic, gender, geographic, and experiential diversity	• Understanding of organizations, processes, strategy, risk management, and other factors that promote growth, including experience in managing ESG issues
• Understanding of finance and financial reporting processes	• Demonstrated experience with prudent and strategic capital allocation, as we seek to deploy resources to the areas of highest growth and return in our business

During 2020 and 2021 year-to-date, the Board of Directors has undergone substantial change, with the retirement of five independent directors and the appointment of three new independent directors. These additions to the Board followed a process that included evaluating over 25 candidates during 2020 and early 2021, a number of whom met with members of the Nominating and Governance Committee and other directors, as well as members of management, as part of our nomination process. That process is led by the Nominating and Governance Committee and Board Chair, and includes an evaluation of the current composition of the Board in order to focus on candidates with diverse skills and experiences that would enhance the Board's collective capabilities and bring new perspectives. Qualified candidates are typically screened by the Nominating and Governance Committee and the Board Chair. If the Nominating and Governance Committee and the Board Chair determine that a candidate warrants further consideration, the candidate will be invited to submit a nominee questionnaire covering a range of topics, including those relating to related-party transactions, potential conflicts of interest, interlocking directorships, and any business or other relationships that could impair the candidate's independence. The Committee and Board Chair will also conduct further interviews to determine whether the candidate possesses the necessary skills and criteria to effectively serve. The Nominating and Governance Committee will then meet to discuss the candidate, and will determine whether to make a recommendation to the full Board of Directors. If recommended, the other incumbent directors will be given an opportunity to meet with the candidate and provide feedback. The Board of Directors then meets to consider the recommendation and the candidate's qualifications, and determine whether to nominate the candidate to serve on our Board of Directors.

In considering diversity, the Nominating and Governance Committee considers diversity of background and experience, as well as ethnicity, gender, and other forms of diversity. The Nominating and Governance Committee recognizes the importance of gender and ethnic diversity, in particular, as important factors to consider when evaluating the composition of the Board of

Directors. The Nominating and Governance Committee does not have a formal policy regarding diversity in identifying nominees for a directorship, but rather considers it among the various factors relevant to the consideration of any particular nominee. Further, the Board of Directors considers diversity as part of the annual Board and committee self-assessments. The Nominating and Governance Committee reviews our Corporate Governance Guidelines at least annually to ensure that we continue to meet best corporate governance practice standards. Nominating polices are adjusted, as needed, to ensure that the Board of Directors reflects the appropriate mix of skills and experience, and that such policies promote diversity of background and experience, as well as ethnicity, gender, and other forms of diversity.

The current Board of Directors comprises individuals with a substantial variety of skills and expertise, including with respect to investment management and financial services; international business; government; and not-for-profit organizations. The Nominating and Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of the Company and newer directors who bring a fresh perspective. The following are highlights on the composition of our current Board of Directors:

Board of Directors Composition	
• Women represent 50% of independent directors, with three women serving on the Board	• One-third of independent directors are ethnic minorities
• Three new independent directors in 2020 and 2021YTD; two of three new directors are women or ethnically diverse	• Transitioned to an independent Board Chair in 2020
• New Chairs of all Board committees in 2020 and 2021YTD; two of three committees chaired by women, including one minority	• New members on all Committees in 2020 and 2021YTD, including a fully reconstituted Compensation Committee
• Long-tenured independent directors in leadership roles	• Average director nominee age of 58

Succession Planning: The Nominating and Governance Committee has primary responsibility for Chief Executive Officer and other key executive succession planning. Succession planning and executive development are fundamental components of the Board of Directors' governance responsibilities, and are regularly discussed by the Committee with management present as well as in executive sessions.

During the period from May 2018 through today, the Board has demonstrated the depth and effectiveness of its succession planning through a period of organizational evolution. In May 2018, the Company announced that Sean M. Healey, the Company's Chief Executive Officer and Chairman at the time, had been diagnosed with amyotrophic lateral sclerosis (a terminal motor neuron disease otherwise known as ALS, or Lou Gehrig's disease), and initiated its long-term succession plan, with Mr. Healey appointed as Executive Chairman, a positon he served in until his passing in May of 2020. Nathaniel Dalton, the Company's President and Chief Operating Officer at the time, served as Chief Executive Officer for one year. In May 2019, the Board appointed Jay C. Horgen, Chief Financial Officer at the time, as President and Chief Executive Officer. Thomas M. Wojcik, recruited to join AMG by Mr. Horgen earlier in the year, became Chief Financial Officer. The Board's advance planning put it in a position to provide continuity of leadership in a time of unexpected transition and drew on the strengths and experiences of the Company's most senior executives. The directors continue to serve as a source of strategic strength for the Company and for Mr. Horgen and the balance of the new executive management team, bringing significant diversity in skills, experiences, and perspectives. The Board and Mr. Horgen continue to focus on developing and expanding the senior management team, to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy.

Management Team Transitions

Successful Implementation of Succession Plan in 2018-2019; Continued Enhancement of Senior Management Team

- Jay C. Horgen was appointed as Chief Executive Officer in May 2019, following his appointment as President in February 2019, completing the Board's long-term CEO succession plan
  - Upon appointment as CEO, Mr. Horgen worked with AMG's executive management team to further refine aspects of AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within AMG's opportunity set
- The new management team has successfully advanced these strategic initiatives, including successfully advancing AMG's new investments strategy (and increasing AMG's forward opportunity set and momentum in this area), significantly enhancing our capital position, realigning our institutional and retail distribution platforms, reorganizing the management structure regarding institutional distribution, and broadening our partnership solution offerings, while also re-invigorating AMG's entrepreneurial culture and re-establishing an ownership mindset across the organization, and navigating the impact of the COVID-19 pandemic
  - These accomplishments occurred during a period of organizational evolution, including a transition from the founding generation of management to the next generation; the passing of AMG's former Chairman and CEO; the transition and recruitment of a new CFO; the evolution of nearly all other next-generation executive roles including in global distribution; and significant Board refreshment, as well as the transition from an Executive Chairman to an independent Board Chair structure
- Following the senior management team transition from the founding generation to a next-generation group of executive leaders, succession planning activities are ongoing, with several senior members evolving into new roles and additional members joining the team and a new Executive Committee formed
- The Board continues to focus on long-term succession planning across critical senior roles, and on further developing and expanding the next-generation senior management team, to maintain a breadth and depth of talent to ensure that AMG is well-positioned to continue to refine and execute against its strategy

Board Size: The Nominating and Governance Committee assesses the size and composition of the Board of Directors each year. Consistent with our Corporate Governance Guidelines, the Nominating and Governance Committee believes that the size of our Board of Directors of seven is appropriate, given the size and complexity of the Company and the markets in which we operate. The Nominating and Governance Committee will continue to assess the Board's needs and other relevant circumstances, and may change the size or composition of the Board of Directors in the future if it believes that doing so would be in the best interests of the Company and its stockholders.

Executive Sessions of Independent Directors: Our independent directors regularly meet in scheduled executive sessions without management present. In accordance with the charter of the Nominating and Governance Committee and the By-laws, Mr. Churchill, the Board Chair, is responsible for calling and chairing the executive sessions, including during the annual Board of Directors offsite, and communicating with the Company's Chief Executive Officer. Each individual committee of the Board also conducts its own executive sessions without management, led by the Chair of the relevant committee.

Board and Committee Self-Assessments and Individual Director Assessments: We recognize the critical role played by the evaluations of the committees and the full Board of Directors in ensuring the effective functioning of our Board of Directors, including in assessing candidates for directorship. To this end, the independent Board Chair, supported by our Nominating and Governance Committee, oversees the annual self-assessment of the Board of Directors and of each committee of the Board of Directors. Directors assess performance and consider various structural and procedural considerations, including the annual selection process for director nominees and communications and interactions with management generally. The Nominating and Governance Committee periodically reviews the format of the Board of Directors and committee self-assessment processes to ensure that actionable feedback is solicited on the operation of the Board of Directors and director performance. The Nominating and Governance Committee also oversees annual individual director assessments as part of the recommendation process for director nominees. The table set forth below provides a general overview of the annual self-assessment and director assessment processes.

Board and Committee Self-Assessments and Individual Director Assessments

Questionnaire	• Evaluation questionnaire solicits director feedback on a variety of procedural and substantive topics
Executive Session	• Executive session discussion of Board and committee self-assessments led by the Board Chair
Individual Director Assessments	• Individual director assessments support an annual evaluation of the Board's composition to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience
Board Summary	• Summary of Board and committee self-assessments results presented by the Board Chair, followed by a discussion of the full Board
Feedback Incorporated	• Policies and practices updated as appropriate, as a result of director feedback

Chief Executive Officer Evaluation: The Board Chair oversees an annual performance evaluation of our Chief Executive Officer. As part of this assessment, the Board Chair solicits director feedback on a variety of performance considerations. The Board Chair then synthesizes the directors' feedback and discusses the results with our Chief Executive Officer in a one-on-one meeting. The Board Chair reports on the results of the evaluation at an executive session of the Board of Directors.

Director On-Boarding and Training: When a new independent director joins the Board of Directors, we provide an orientation program that includes personal briefings by senior management on the Company's operations, strategic plans, financial statements, governance, and key policies and practices. New directors also undergo in-depth training on the work of each committee of the Board of Directors. Throughout their tenure on the Board of Directors, each director is expected to maintain the necessary knowledge and information to perform his or her responsibilities as a director. To assist the directors in understanding the Company and its industry and maintaining the level of expertise required for directors, the Company may, from time to time, offer Company-sponsored continuing education programs or presentations, including sessions on select topics during the annual Board of Directors offsite. Additional training is also provided when a director assumes a leadership role, such as becoming the chair of a committee.

Leadership Structure: In 2020, the Board of Directors transitioned to an independent Board Chair, and away from its prior structure of an executive chair coupled with a lead independent director. This change demonstrated AMG's active evolution of our corporate governance practices and responsiveness to shareholder feedback on our Board structure. The Company does not have a fixed policy with respect to the separation of the offices of Board Chair and Chief Executive Officer, but regularly reviews the structure and believes that the independent Board Chair role is an appropriate and effective leadership structure for the Company at this time.

The independent Board Chair position provides for effective checks and balances to ensure the exercise of independent judgment by the Board of Directors and the ability of the independent directors to work effectively in the board setting. The independent Board Chair's principal responsibilities include: coordinating the agenda for and chairing Board meetings, serving as a key source of communication between the independent directors and the Chief Executive Officer; ensuring the flow of appropriate information to and among independent directors; leading, with the assistance of the Nominating and Governance Committee, the Board of Directors' annual self-assessment process and annual performance evaluation of the Chief Executive Officer; and coordinating the agenda for and leading executive sessions and meetings of the independent directors.

Independent Board Chair

2020 Transition to an Independent Board Chair

- Dwight D. Churchill was appointed Board Chair in 2020, given his excellent qualifications and extensive knowledge of AMG
  - Mr. Churchill has served as an independent director on our Board for over a decade, including service on all Board committees during his tenure
  - Mr. Churchill's extensive knowledge (and participation in the execution) of AMG's corporate strategy over the long term, together with his executive management experience outside of AMG, position him as an effective and strong independent Board Chair
- The independent Board Chair role supports a number of important objectives, and serves as a key source of communication between the independent directors and the CEO, and ensures the flow of appropriate information to and among the independent directors, providing for effective checks and balances to ensure the exercise of independent judgment by the Board

Responsibilities of the Board Chair

Board leadership: Provides leadership to the Board and to the independent directors, including in executive sessions	**Board discussion items:** Coordinate the agenda for and chairs Board meetings; works with the CEO and the committee Chairs to propose major discussion items for the Board's approval
Liaison between CEO and independent directors: Regularly meets with the CEO and serves as liaison between the CEO and the independent directors	**Board governance processes**: In coordination with the Nominating and Governance Committee, guides the Board's governance processes, including leading the annual Board and committee self-assessments, and identifying and resolving any potential conflicts of interest
Leadership of executive sessions: Leads quarterly executive sessions of the Board	**CEO evaluation:** Leads the annual performance evaluation of the CEO
Additional executive sessions: May call additional meetings of the independent directors as needed	**Stockholder communications:** Participates in direct communications with AMG's stockholders

The Board of Directors will continue to review its leadership structure, and may change its structure in the future if it believes that doing so would be in the best interests of the Company and its stockholders.

Risk Oversight: It is a key responsibility of our President and Chief Executive Officer, our Chief Financial Officer, our General Counsel, and other members of our senior management team to identify, assess, and manage the Company's exposure to risk. The Board of Directors plays an important role in overseeing management's performance of these functions. The Board of Directors has approved the charter of the Audit Committee, which provides that one of the primary responsibilities of the Audit Committee is the discussion of the Company's financial risks and steps management has taken to monitor and control such risks, including with respect to risk assessment and risk management policies. The Audit Committee regularly discusses with management and the Company's independent auditors the Company's risk assessment and risk management processes, including major risk exposures, risk mitigants, and the design and effectiveness of the Company's processes and controls to prevent and detect fraudulent activity. Furthermore, the Audit Committee and the Board of Directors as a whole receive regular reports from management and our independent auditors on prevailing material risks and the actions being taken to mitigate them, including reports regarding the Company's business and operations. Management also reports to the Audit Committee and the Board of Directors regarding enhancements made to our risk management processes and controls in light of evolving market, business, regulatory, and other conditions, including those related to environmental, social, and governance ("ESG") factors, including privacy and data security.

Corporate Environmental, Social, and Governance Responsibility: We believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success and that of our Affiliates. We are committed to operating with integrity, contributing to the local communities surrounding our global offices, promoting diversity and inclusion, developing our employees, and being thoughtful stewards of natural resources. We are also focused on the security of our data and safeguarding our clients' privacy. Our Board of Directors provides oversight of these ESG topics, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. We have a cross-functional Sustainability Committee with oversight responsibility of our policies and operational controls of environmental, health and safety, and social risks. The Sustainability Committee includes members of our executive management team and reports to the Board of Directors at least annually. We believe that an integrated approach to business strategy, corporate governance, and corporate citizenship creates long-term value. The below table highlights certain of our policies and initiatives in these areas.

Environmental, Social, and Governance (ESG) Highlights

100%
of AMG offices worldwide recycle

100%
of energy in AMG's Massachusetts properties sourced from wind power

18
Affiliates are UN PRI signatories, including three in added 2019 and two in 2020

92%
employee satisfaction results from 2020 employee feedback survey

300+
organizations and programs receiving donations from AMG or The AMG Foundation

$35+ million
disbursed by The AMG Foundation, and donated by AMG, to non-profit organizations over the past decade, including a gift to help establish the Healey Center for ALS

50%
of independent directors are women

33%
of independent directors come from minority backgrounds

40%+
of managers are women

Responsible Investing

► Over 75% of AMG's AUM is managed by Affiliates that consider ESG in their investment process, and over 25% of Affiliates offer specific ESG strategies

► Sustainability factors and participation in responsible investing are incorporated into AMG's assessment process for prospective new Affiliates; recent new Affiliates include Inclusive Capital Partners, AMG's first Affiliate entirely focused on responsible capitalism, and Boston Common Asset Management, a women-owned leader in sustainable and impact investing

Employee Engagement

► AMG prioritizes employee engagement through a range of cross-functional, multi-level communication media, including small working group lunches, company-wide town halls, management offsites, and charitable volunteer activities (more recently in virtual forums)

► Company-supported time off and flexible work arrangements for professional development

► Leadership training and sponsored skills and career development programs, anchored on a comprehensive company-wide 360-degree performance review process

Work Environment

► Equal employment opportunity hiring practices, policies, and management of AMG employees

► Anti-harassment policy applicable to AMG employees prohibits hostility or aversion towards individuals in protected categories, and prohibits sexual harassment in any form; the policy details how to report and respond to harassment issues and strictly prohibits retaliation

Diversity & Inclusion

► Committed to fostering and promoting an inclusive and globally diverse work environment

► Formal policies that forbid discrimination based on protected classifications

► Gender diversity of ~40% across management positions, and overall ~50% of AMG's employees are women (in each case, excluding our U.S. retail distribution subsidiary)

► Three, or 50%, of AMG's independent directors are women, and two, or 33%, are ethnic minorities; in each case, above the S&P 500 average. Two women, including one ethnic minority, chair Board committees

The statistics and descriptions of our workforce, policies, and cultural initiatives in respect of our human capital relate to AMG's employees, and not those of our Affiliates. Through our innovative partnership approach with our Affiliates, each Affiliate's management team retains operational autonomy in managing and operating their business on a day-to-day basis, including with respect to their human capital.

To learn more, please see the "Responsibility" section of our website at www.amg.com/responsibility.html

Privacy and Data Security

► AMG maintains privacy policies, management oversight, accountability structures, and technology design processes to protect privacy and personal data

► AMG's data security program is governed by a senior management committee that meets regularly and reports to the Board quarterly

Business Conduct and Ethics Codes

► Strong corporate culture that promotes the highest standards of ethics and compliance for AMG's business

► AMG's Code of Business Conduct and Ethics applies to all AMG employees and directors and sets forth principles to guide employee and director conduct

Anti-Bribery and Corruption Policies

► Policies on political contributions and other restricted payments require AMG's full compliance with all applicable political contribution and anticorruption laws

► Whistleblower hotline for confidential reporting of any suspected violations

Governance

► Formal weighting of ESG factors added to AMG's compensation determination process

► Strong focus on corporate governance since AMG's inception, with best practices in corporate governance (see Governance Highlights on pages 3 and 17)

Business Continuity

► Business continuity policies are designed to ensure the safety of AMG's personnel, facilities, and criticalbusiness functions in case of natural disasters or other crises creating business disruption

Community Investment and Engagement

► AMG and The AMG Charitable Foundation donate to a variety of non-profit organizations and community programs globally, including $1 million in support of the COVID-19 response efforts at three major Boston-area hospitals, over $350,000 raised across employee and AMG donations to support social equity organizations, and ongoing support of the Sean M. Healey and AMG Center for ALS at Mass General Hospital during 2020

► Company-wide campaigns support many charities in local communities, and AMG encourages employees to volunteer for and serve on boards of non-profit organizations

► An annual "AMG Day of Service", with employee participation across our offices globally in hands-on service projects benefiting non-profit organizations in the communities surrounding our principal offices

► Formal AMG employee gift matching program; AMG and The AMG Charitable Foundation have donated to over 300 organizations worldwide

Climate Change and Environmental Sustainability

► Completed annual inventory and secured third-party attestation of AMG's GhG emissions each year since 2018

► AMG participates in CDP's Climate Change Disclosure program, receiving a score of A- in 2020, at "leadership" level and above the asset management industry average in the US and UK

► Committed to a 5-year emissions reduction plan, with a target reduction of 5% in Scope 1 and 2 emissions by 2023

► Transitioned to 100% renewable energy sources at multiple AMG office locations

► Programs to promote the procurement of products and materials that have high concentrations of recycled materials, and evaluation of vendor sustainability practices

The statistics and descriptions of our workforce, policies, and cultural initiatives in respect of our human capital relate to AMG's employees, and not those of our Affiliates. Through our innovative partnership approach with our Affiliates, each Affiliate's management team retains operational autonomy in managing and operating their business on a day-to-day basis, including with respect to their human capital.

To learn more, please see the "Responsibility" section of our website at www.amg.com/responsibility.html

Cybersecurity and Data Privacy: We have a formal information security program, designed to develop and maintain privacy and data security practices to protect Company assets and sensitive third-party information (including personal information). This program is governed by a committee comprising members of senior management, including the Company's Chief Information Officer, which meets regularly and reports to the Board of Directors at least annually.

We recognize the importance of protecting information assets such as personally identifiable information (PII) of our clients and employees, and have adopted policies, management oversight and accountability structures, and technology processes designed to safeguard this information. All AMG employees attest annually to information security policies, and are required to participate in regular security awareness training to protect themselves and the AMG data to which they have access. These trainings also instruct employees on how to report any potential privacy or data security issues.

Our information security organization comprises internal and external resources designed to identify, protect, detect, resolve, and recover from various threats and attacks of malicious actors. We leverage 24x7x365 monitoring tools and services to address the confidentiality, integrity, and availability of Company assets and data. Regular internal and third-party reviews are performed on processes and technologies to validate the effectiveness of privacy and data security controls. We monitor best practices and developments in data privacy and security, including increased scrutiny of third-party service providers with access to sensitive Company data. We work with key third-party service providers to monitor and support the control environment and breach notification processes. We also have our own fully documented proprietary security incident response plan, with defined roles and responsibilities that address notification obligations and procedures in the event of a data breach. We are dedicated to business continuity and resiliency. We have documented strategies, policies, and procedures in place to protect employee, business, and client data in the event of an emergency or natural disaster.

Related Person Transaction and Conflicts of Interest Oversight: Pursuant to its charter, the Audit Committee is responsible for reviewing any related person transaction identified by management or other directors and, in accordance with this authority, has determined that there have been no related person transactions requiring disclosure under Item 404(a) of Regulation S-K other than those discussed below under the caption "Other Matters—Related Person Transactions." Each director, officer, and employee of the Company is also subject to our Code of Business Conduct and Ethics, which sets forth guidelines that our directors, officers, and employees are expected to adhere to in the conduct of the Company's business, including with respect to identifying, reporting, and resolving potential or actual conflicts of interest resulting from related person transactions or otherwise.

Policies and Procedures Regarding Related Person Transactions: Under the Company's written policy regarding related person transactions, the Audit Committee must approve all "related person transactions." A related person transaction is any transaction that is reportable by the Company under paragraph (a) of Item 404 of Regulation S-K in which the Company or one of its wholly owned subsidiaries or majority-owned Affiliates is or will be a participant and the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, any person known to the Company to be a beneficial owner of 5% or more of its voting securities, or an immediate family member of any of the foregoing has or will have a direct or indirect material interest. Pursuant to the policy, potential related person transactions are reported to the General Counsel who evaluates the potential transaction to determine whether it is a potential related person transaction. If it is, the General Counsel reports the potential transaction to the Audit Committee for review. The policy also authorizes the Chair of the Audit Committee to ratify, rescind, or take any such other action required with respect to any related person transaction not previously approved or ratified under the policy that comes to the General Counsel's attention. The policy sets forth the standards of review to be considered in deciding whether to approve or ratify related person transactions.

In addition, the Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include (i) employment as an executive officer, if the related compensation is approved (or recommended to the Board of Directors for approval) by the Compensation Committee; (ii) any compensation paid to a director if the compensation is consistent with the Company's director compensation policies and is required to be reported in the Company's proxy statement under applicable compensation disclosure requirements; (iii) any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer) or director or beneficial owner of less than 10% of that company's equity, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenue; (iv) any charitable contribution, grant, or endowment by the Company or the Company's charitable foundation to a charitable organization, foundation, or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of such charitable organization's total annual receipts; (v) any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis, such as dividends; (vi) any transaction involving a related person where the rates or charges involved are determined by competitive bids; and (vii) any service provided by the Company to any related person, provided that such service is in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable services provided to non-related persons.

Prohibition Against Hedging and Pledging Transactions: Pursuant to the Company's insider trading policy, all directors, officers, and employees of the Company and its subsidiaries, including spouses and immediate family members of such persons, are prohibited from engaging in short sales or any other form of hedging transaction involving Company securities, or other transactions resulting in next short exposures, as well as from purchasing Company securities on margin, pledging Company securities as collateral for a loan, or otherwise borrowing against Company securities. We believe our anti-hedging and anti-pledging policies further align our directors' and our officers' interests with those of our stockholders.

Compensation Committee Interlocks and Insider Participation: The members of the Compensation Committee during fiscal year 2020 include those individuals set forth above under "Compensation Committee," as well as Samuel T. Byrne, Patrick T. Ryan, and Jide J. Zeitlin, each of whom served during 2020, but has subsequently retired from the Company's Board of Directors and from the Compensation Committee. No person who served as a member of the Compensation Committee during 2020 has been an officer or employee of the Company or has been involved in any related person transactions. No executive officer of the Company serves on the compensation committee or board of directors of another company that has an executive officer that serves (or served during 2020) on the Company's Compensation Committee or Board of Directors.

Engagement with Our Stockholders: Since our inception as a public company, we have maintained an active engagement with our stockholders, meeting with them extensively throughout the year as part of our investor outreach, and we have a history of integrating stockholder feedback into our corporate governance practices and our executive compensation program design. In 2020 and 2021 year-to-date, we held over 300 meetings with our stockholders, including two-thirds of our top 30 stockholders, to discuss the Company's performance and prospects, as well as trends affecting the investment management industry. We also continued our specific outreach effort with our institutional investors to discuss corporate governance matters and ESG topics affecting the Company, as well as our philosophy and practices relating to our executive compensation program and the result of our 2020 Say-on-Pay vote.

Stockholder Engagement		
Participants	**Types of Engagement**	**Topics Covered**
• Members of the Board of Directors • Executive Management • Investor Relations	• Investor conferences • Earnings conference calls • One-on-one investor conference calls and one-on-one investor meetings • Outreach, calls, and meetings with investors' corporate governance and stewardship teams • Annual votes on director elections and Say-on-Pay	• Strategic and financial performance and goals; and business initiatives • Board composition: qualifications, skills, and leadership structure; Board independence and remuneration • Executive compensation policies and design, and the 2020 Say-on-Pay vote result • Regulatory considerations • Risk management, including cybersecurity • Corporate governance trends, including ESG considerations

Stockholder and Interested Party Communications: Stockholders and other interested parties may communicate directly with the Board of Directors and the Board Chair as follows:

Stockholder Communications		
Board of Directors	Any communications to the full Board of Directors may be directed to Mr. Billings, General Counsel and Secretary of the Company, who would discuss as appropriate with the Board of Directors	David M. Billings Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401-6152
Board Chair	A stockholder or other interested party may communicate directly with Mr. Churchill, the Board Chair, by sending a confidential letter addressed to his attention	Dwight D. Churchill, Board Chair c/o Affiliated Managers Group, Inc. 777 South Flagler Drive West Palm Beach, Florida 33401-6152

Availability of Corporate Governance Documents: We maintain a Company website that includes, among other items, the Corporate Governance Guidelines; the Code of Business Conduct and Ethics applicable to all directors, officers, and employees; the Code of Ethics applicable to our President and Chief Executive Officer, Chief Financial Officer, and other senior financial officers; and the charters for the Audit, Compensation, and Nominating and Governance Committees. This information is available on the "Investor Relations" section of our website, *www.amg.com*, under "Corporate Governance—Policies, Procedures and Guidelines," or for the Committee charters under "Corporate Governance—Board of Directors," but is not incorporated by reference into this Proxy Statement. If we make any substantive amendment to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to certain executive officers, we are obligated to disclose the nature of such amendment or waiver, the name of the person to whom any waiver was granted, and the date of waiver on our website or in a report on Form 8-K.

Information Regarding Executive Officers of the Company

The name, age (as of April 1, 2021), and positions of each of our executive officers, as well as a description of their business experience and past employment during at least the last five years, are set forth below:

Current Executive Officer Information			
Name	**Age**	**Position**	**Biographical Information**
Jay C. Horgen	50	President and Chief Executive Officer	For the biographical information of Mr. Horgen, see "Information Regarding the Nominees" above.
Thomas M. Wojcik	40	Chief Financial Officer	Mr. Wojcik is the Chief Financial Officer of the Company, responsible for AMG's finance, accounting, investor relations, and capital management functions. He joined AMG in 2019 from BlackRock, Inc., where he most recently served as Chief Financial Officer for Europe, Middle East, and Africa (EMEA), Head of EMEA Strategy, and Global Head of Investor Relations, subsequent to his role as Global Head of Corporate Development and Head of Americas Strategy. Previously, Mr. Wojcik worked as an investor covering financial services equities at Hunter Global Investors, distressed and special situations credit at Durham Asset Management, and private equity at Nautic Partners, and as an investment banker in the Financial Institutions Group at Merrill Lynch & Co. He earned a B.A., Phi Beta Kappa, magna cum laude, in Economics from Duke University, and an M.B.A. from The Wharton School at the University of Pennsylvania, where he was a Palmer Scholar.
David M. Billings	58	General Counsel and Secretary	Mr. Billings has served as General Counsel and Secretary of the Company since June 2014. Prior to joining AMG, Mr. Billings was a partner at Akin Gump Strauss Hauer & Feld LLP, where he led the firm's investment funds practice in London. Mr. Billings received a J.D. from Harvard Law School and a B.A. with high honors from the University of Virginia.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This section provides discussion and analysis of our executive compensation program, including the elements of executive compensation, the 2020 compensation results, the rationale and process for reaching these results, and our compensation governance policies. The compensation results discussed are those of our President and Chief Executive Officer, Jay C. Horgen, and the other current named executive officers.

The Compensation Committee designs the executive compensation program to align management incentives with long-term stockholder interests. The executive compensation structure reflects this philosophy, with the substantial majority of total annual compensation in the form of variable performance-based incentive awards. The significant majority of these variable performance-based incentive awards are in the form of equity incentive awards, with delivery of more than half of these awards tied to the achievement of rigorous pre-established performance targets. The Committee's compensation determinations for 2020 annual compensation reflected its long-term philosophy of aligning pay with performance, and relied on formal assessments of AMG's performance and accomplishments for the year and over the long term, on both a relative and absolute basis (the "Performance Assessments").

In conducting the Performance Assessments, the Committee recognized the Company's strong business performance for the year, the stockholder return of +20% during the year, and the significant strategic accomplishments of our President and Chief Executive Officer and the management team since the Chief Executive Officer transition in May 2019, against the backdrop of complex operating conditions and market volatility, ongoing industry-wide headwinds for active managers in 2020, and organizational evolution at the Company. Additionally, as anticipated, the Committee reduced the formulaically derived annual performance-based incentive compensation for our Chief Executive Officer, in light of the one-time, long-duration, 100% performance-based Long-Term Equity Alignment Award granted to our President and Chief Executive Officer, our Chief Financial Officer, and other key executives across the new leadership team in 2019. The Long-Term Equity Alignment Award was granted to further align our Chief Executive Officer and the new leadership team with stockholders over the long term, galvanize the team around the goal of long-term shareholder value creation, retain the team through the management transition, and lengthen the duration of their equity incentives. The award was intended to replace a portion of future annual performance-based incentive compensation over a multi-year period, which is reflected in the compensation determinations for 2020 annual compensation.

Throughout this Compensation Discussion and Analysis we discuss the 2020 compensation results for our current named executive officers, which include equity awards granted in March 2021 in recognition of 2020 performance, and exclude equity awards granted in March 2020 in recognition of 2019 performance, to better demonstrate how we evaluate and compensate our named executive officers for their performance in a performance year. The compensation amounts discussed in this Compensation Discussion and Analysis differ from the compensation reported in the Summary Compensation Table because SEC rules governing the reporting of compensation in that table require equity awards to be reported in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. Further, Sean M. Healey, our former Executive Chairman, served until his passing in May 2020, and Hugh P. B. Cutler, our former Head of Global Distribution, served in that position for part of the 2020 performance year; both are therefore not the focus of this Compensation Discussion and Analysis. Please refer to the "Executive Compensation Tables" of this Proxy Statement for additional information.

Overview of Our Executive Compensation Program Philosophy

The Compensation Committee has structured our executive compensation program over the long term to further several core objectives, which include the following:

- Attracting, retaining, and motivating key members of senior management

- Closely aligning executive compensation with performance and accomplishments for the year and over the long term

- Focusing executives on long-term performance with equity incentive awards, with a majority of these awards subject to rigorous pre-established performance targets measured over forward multi-year periods

- Compensating executives based on a combination of Company performance—on both a relative and absolute basis— and individual performance

- Avoiding incentives that might encourage excessive risk-taking

- Routinely reviewing and evolving our compensation program to incorporate feedback from stockholders and best practices into our executive compensation program design

These objectives inform the design of our compensation program, which includes the following components:

- Awarding fixed and variable Annual Performance-Based Incentive Compensation in an appropriate mix to align management incentives with stockholder value creation

- Performing market comparisons to ensure that our compensation is in line with that of our Peer Group

- Implementing strong compensation governance practices within a robust corporate governance framework

Stockholder and Proxy Advisory Firm Feedback and Surveys

To ensure that our Board of Directors, including the Compensation Committee, is apprised of stockholder and proxy advisory firm views, we regularly meet with and survey these constituents regarding our executive compensation program and corporate governance matters. As part of this process, we conduct regular outreach initiatives with the corporate governance teams at our largest stockholders, as well as representatives from major proxy advisory firms. Members of senior management and our Board of Directors participate in meetings with these constituents throughout the year, and we have a demonstrated history of integrating stockholder feedback into our executive compensation program design.

Our shareholder outreach prior to and following the 2020 Annual Meeting included a specific focus on our executive compensation program, in light of the special one-time Long-Term Equity Alignment Award granted to our President and Chief Executive Officer, our Chief Financial Officer, and other key executives across the new leadership team in August 2019. Over the past three years, stockholders have expressed strong support for our executive compensation program design and its demonstrated linkage of pay-for-performance. However, while our 2018 and 2019 Say-on-Pay proposals each received support from over 94% of stockholder votes cast, our 2020 Say-on-Pay proposal received support from 68% of stockholder votes cast. The Compensation Committee recognized the need for increased engagement with stockholders around the Long-Term Equity Alignment Award and our compensation program in general, which began before the 2019 Long-Term Equity Alignment Award was granted and continued into the Fall of 2020. During this outreach, senior management attended numerous meetings with top institutional investors and major proxy advisory firms.

The feedback provided during this outreach reflected strong support for our annual compensation program overall, with comments mainly focused on the one-time Long-Term Equity Alignment Award. Consistent with our long-term demonstrated track record of integration of stockholder feedback into our compensation program design over many years, the Compensation Committee reflected the feedback in the design of the Long-Term Equity Alignment Award, as well as in the final compensation determinations for 2020, and implemented additional enhancements to AMG's compensation program in 2020.

Changes to Corporate Governance Practices:	
Stockholder Comments	**AMG Response**
Comment #1 **Directors and executives should hold significantly larger equity stakes, and be subject to policies that promote long-term equity accumulation**	**Our directors and executives are acting increasingly as owners of the business, and have taken action to ensure that they are further aligned with stockholders** • *Revised Equity Ownership Guidelines in 2020:* – Directors: Added a new restriction on selling any shares of AMG stock while a director's equity ownership does not exceed the required level through an accumulation period; also revised the guidelines applicable to independent directors to target achievement of holdings at or above 5x base annual fees within three years of joining the Board (reduced from five years) – Executives: Added a new restriction on selling any shares of AMG stock while an executive's equity ownership does not exceed the required level through an accumulation period • *Revised Director Compensation Program to be "All Equity" in 2020:* Amended the director compensation program in the first quarter of 2020 to provide for 100% of all compensation paid to independent directors to be in the form of equity awards with deferred vesting, eliminating any cash consideration from independent director compensation, including all annual and committee fees; further amended the program in Q1 2021 to reduce the portion of options included in the annual equity awards granted to independent directors (See "Director Compensation") **Directors and executives have demonstrated their commitment through open market purchases and holdings in excess of vesting periods and ownership guidelines** • Our CEO has purchased 50,000 shares in the open market since his May 2019 appointment, across six distinct purchases, reflecting an increase of 150% over the unrestricted shares held at the time of his appointment, and several independent directors, including our Board Chair, have purchased shares in the open market, collectively purchasing over 25,000 shares during 2020 and 2021YTD
Comment #2 **The Board Chair should be a non-executive**	**Today, our leadership structure reflects best practices in corporate governance, and provide for effective checks and balances to ensure the exercise of independent judgment by the Board** • *Transitioned to an independent Board Chair in 2020:* The Board Chair provides leadership to the Board and to the independent directors, including in executive sessions, enabling the independent directors to work effectively within the board setting, and serves as a key source of communication between the independent directors and the CEO, and ensures the flow of appropriate information • *New Independent Board Chair*: Dwight D. Churchill was appointed as Board Chair in August 2020. Mr. Churchill has served on our Board for over a decade, and serves on all Board committees; his extensive knowledge (and participation in the execution) of AMG's corporate strategy, as well as his extensive executive management experience outside of AMG, make him an effective Board Chair
Comment #3 **Further increase focus on Board refreshment, and expanding the diversity of skills and experience**	**Our Board has evolved along with AMG, as we have refined and executed our strategy against the backdrop of organizational change** • *New Independent Directors:* Three new independent directors were appointed in 2020 and 2021YTD, and two of these new directors were women or ethnically diverse • *Rotating Board Roles*: New independent Board Chair in 2020, as well as new Chairs of all committees in 2020 and 2021YTD; members added to each committee, including a fully reconstituted Compensation Committee
Comment #4 **Prioritize diversity when evaluating the composition of the Board and AMG's employee base**	**We believe that diversity is essential to our success and that of our Affiliates, and want that to be reflected in our governance practices** • *Gender and Ethnic Diversity on the Board*: Women represent 50% of our independent directors, with three women serving on the Board; one-third of our independent directors are ethnic minorities, with two female directors, including one minority, chairing committees • *Expanding Employee Diversity:* Achieved gender diversity of approximately 40% across management positions, and overall approximately 50% of our employees are women (in each case, excluding our U.S. retail distribution subsidiary)
Comment #5 **Enhance AMG's corporate ESG initiatives**	**We continue to focus on ESG initiatives, and believe that sound corporate citizenship and attention to governance and environmental principles are essential to our success** • Achieved leading rankings by ESG rating providers, improved significantly in recent years • Formal weighting of ESG factors added to compensation determination process • Completed third annual inventory and secured third-party attestation of AMG's GhG emissions • Participation in CDP's Climate Change Disclosure program, receiving a score of A- in 2020 • Company-wide campaigns support charities in local communities, including a matching program • 2020 anonymous employee engagement survey reported an employee satisfaction rating of 92%, which increased year-over-year despite the remote-working environment during the COVID-19 pandemic; we attribute the increase to our focus on and commitment to our employees, including the reinvigoration of AMG's corporate culture and entrepreneurial spirit

Changes to Executive Compensation Program:		
Stockholder Comments		**AMG Response**
Comment #1	**The Long-Term Equity Alignment Award should partially replace future incentive compensation**	• The special one-time Long-Term Equity Alignment Award was granted to members of the senior management team, including our CEO and our CFO, in August 2019, at a time of unique transition among the management team, to accomplish specific goals of (i) stability in the next-generation senior management team and (ii) further alignment of management incentives with stockholders. The award structures used for the 2019 Alignment Award put the value of the award at risk over extended vesting and holding periods and, as a result, recipients will not realize any value from the award until six years from the grant date at the earliest, and will not have an opportunity to realize full value until at least seven years from grant
		• The 2019 Alignment Award was granted with the expectation that it would replace a portion of Annual Performance-Based Incentive Compensation over a multi-year period, and that intention was reflected in the incentive compensation determinations for both 2019 and 2020, in which the Compensation Committee reduced the formulaic award payout amounts derived from the Annual Performance Assessments for CEO Annual Performance-Based Incentive Compensation by -23% in 2019 and -41% in 2020, totaling $6.1 million in reduced compensation for our CEO, specifically related to the one-time Long-Term Equity Alignment Award
		• The 2019 Alignment Award structures were not intended to fully replace executives' annual performance-based compensation, which accounts for the significant majority of their overall compensation. The Compensation Committee determined to retain future performance-based award capacity in order to incent and have the ability to reward management, rather than eliminating that opportunity at a time when AMG's future performance was unknown. Fully replacing incentive compensation would have endangered retention and stabilization goals, and limited the Committee's ability to incent management over shorter-term periods, all of which are important to the execution and advancement of AMG's long-term strategy
Comment #2	**Pre-set financial performance targets should account for a larger portion of the Performance Assessments**	• For the 2020 performance year, the Compensation Committee increased the weighting of the Annual Financial Performance component of our Short-Term Incentive Compensation scorecard to a majority weighting of 55%, relative to strategic achievements under the Business Initiatives component, to further enhance management's focus on objective financial performance metrics
Comment #3	**Individual performance determinations should be more transparent**	• Expanded our disclosure relating to the Individual Objectives and Contributions component of our Short-Term Incentive Compensation scorecard for our CEO, to increase transparency and provide our rationale for considering individual accomplishments in determining performance-based incentive compensation

The Compensation Committee recognizes that in enhancing the compensation program, stockholder input is critical for ensuring the continued alignment of management and stockholder interests, and the Committee promotes an active process of stockholder engagement throughout the year. Our management team continues to communicate with our largest stockholders and proxy advisory firms, and to follow developments in their methodologies and analyses to ensure that the Company and our Board of Directors remain apprised of current and potential future developments.

Policies to Promote Director and Officer Equity Ownership

We believe that equity ownership by our named executive officers and directors aligns their interests with those of our stockholders, and we have two formal policies designed to promote their long-term accumulation and retention of equity in our Company. The Equity Holding Policy was implemented in 2019 for recipients of the Long-Term Equity Alignment Award, and together with the Equity Ownership Guidelines, represent an industry-leading set of policies to further cultivate an ownership mindset among senior executives, with direct and substantial alignment with stockholders through ownership of vested, unrestricted shares of AMG stock.

In addition to these formal policies, our directors and executives have demonstrated their commitment to the long-term accumulation and retention of equity through open market purchases of shares of our common stock on multiple occasions. Our President and Chief Executive Officer has purchased 50,000 shares in the open market, across six distinct purchases, since his May 2019 appointment, reflecting an increase of 150% over the unrestricted shares held at the time of his appointment. Several independent directors, including our Board Chair, have also purchased shares in the open market, collectively purchasing over 25,000 shares during 2020 and in 2021 year-to-date.

Equity Ownership Guidelines	• Implemented in 2011, our Equity Ownership Guidelines provide that an executive officer or director should own equity in the amount of:
	  - 10x annual base salary in the case of our President and Chief Executive Officer
	  - 7x times annual base salary in the case of the other named executive officers
	  - 5x times base annual fees for service in the case of our independent directors
	• Shares underlying outstanding stock options and unearned performance awards are not counted for purposes of meeting these guidelines
	• Executives and directors are strongly encouraged to meet these ownership guidelines within five years of becoming an executive officer, or three years (reduced from five) of becoming a director
	• Revised in 2020 to add a new restriction on selling shares of AMG stock while the equity ownership of the director or executive does not exceed the required level through the accumulation period
	• All named executive officers and directors currently satisfy these Equity Ownership Guidelines

Equity Holding Policy	• New Equity Holding Policy implemented in 2019 and applicable to all recipients of the Long-Term Equity Alignment Award, including our CEO and our CFO, granted in response to stockholder feedback regarding perceived low levels of equity ownership among senior team members
	• Imposes additional restrictions on sales of AMG stock, for the duration of their AMG service
	  - No sales permitted by CEO unless vested, unrestricted shares held exceeds 2x Total Annual Compensation
	  - Required level for other officers of 1x Total Annual Compensation
	  - Alignment RSUs must be held for at least 6 years after grant (through 2025), and Alignment Option Shares must be held for 7 years after grant (through 2026)
	• Total Annual Compensation comprises the total amount of the executive officer's cash compensation (including cash bonus) and equity compensation (based on the grant date fair value) received for performance in the year prior to measurement
	• Equity eligible for determining compliance includes unrestricted shares of AMG stock, whether acquired through award vesting, option exercises, open market repurchases, or otherwise, and excludes unvested awards, undelivered performance awards, and unexercised options

Named Executive Officer Annual Compensation Determination Process

The Compensation Committee's annual compensation process begins during Committee meetings early in the fiscal year and continues throughout the year, with periodic reviews of the Company's financial performance on both a relative and absolute basis and progress on various strategic objectives, as well as discussions regarding the principles and continuing effectiveness of the compensation program. The Committee, including, in particular, the Committee Chair, meets with its independent outside executive compensation consulting firm, Semler Brossy Consulting Group (our "Compensation Consultant"), to consider the executive and director compensation of the peer companies set forth in the "Market and Industry Comparison" section of this Proxy Statement (our "Peer Group") and potential structures for incentive awards. The Committee considers the components of the compensation program (including the mix of compensation elements, market-level compensation, and our compensation governance practices) in analyzing the extent to which the program furthers the Committee's objectives of aligning compensation with stockholder value creation while retaining and motivating our executives. As discussed above, the Committee also seeks feedback from stockholders and proxy advisory firms in an ongoing engagement cycle, and takes that feedback into account in both enhancing the compensation program design, as well as in the Committee's final compensation determinations for the year.

As part of our continual review and evolution of our compensation program, in early 2020, we initiated a formal process to identify a new independent compensation consultant. In mid-2020, the Compensation Committee selected Semler Brossy Consulting Group, a national compensation consulting firm providing executive compensation advisory services. See "Compensation Consultant."

Following year-end, the Compensation Committee conducts comprehensive Performance Assessments of the Company's accomplishments during the year and over the long term, on both an absolute basis and relative to our Peer Group, and considers the individual contributions of our executive officers. As part of the continuous evolution of our compensation program and in response to the stockholder engagement process discussed above, the Committee made enhancements this year to further evolve our executive compensation program design. In the first quarter of 2021, based upon the Performance Assessments, the Compensation Committee made final annual performance-based incentive cash and equity award determinations for the performance year ("Annual Performance-Based Incentive Compensation") for our named executive officers. This year, in determining Annual Performance-Based Incentive Compensation for our named executive officers, the Compensation Committee also considered the Long-Term Equity Alignment Award granted in August of 2019, which was intended to replace a portion of Annual Performance-Based Incentive Compensation over a multi-year period, which is reflected in the compensation determinations for 2020 annual compensation.

Named Executive Officer Annual Compensation Determination Process				
Review Period		Preliminary Assessment		Final Assessment
Q1	Q2	Q3	Q4	Post Year-End
Review compensation philosophy and long-term performance Discuss long-term incentive plan objectives Discuss financial and strategic objectives; review financial projections Evaluate the Company's absolute and relative financial performance on a year-to-date basis	Review initial assessment of Peer Group compensation provided by our Compensation Consultant Evaluate the Company's absolute and relative financial performance on a year-to-date basis; review financial projections Discuss potential implications for executive compensation	Review final Peer Group compensation arrangements and financial results provided by our Compensation Consultant Review the Company's Say-on-Pay vote results and consider market data Solicit and review stockholder and proxy advisory firm feedback Evaluate the Company's absolute and relative financial performance on a year-to-date basis Discuss potential implications for executive compensation	Review updated analysis of the compensation landscape, Peer Group compensation and the marketplace for the services of the Company's senior management Solicit and review stockholder and proxy advisory firm feedback Evaluate the Company's absolute and relative financial performance on a year-to-date basis Discuss potential implications for executive compensation	Review Company performance and accomplishments for the year and over the long term Evaluate relative financial and stock performance metrics vs. our Peer Group, and compare financial results to projections Incorporate final performance factors into Short-Term and Long-Term Performance Assessments Consider final structure and mix of awards, and conduct Performance Assessments Finalize award amounts, mix and structure

Named Executive Officer Compensation Determination Approach

The Compensation Committee designs the executive compensation program to align pay with performance across long-term periods first and foremost, as well as for the performance year most recently completed. The following provides an overview of our compensation structure, which was used to determine 2020 salary and Annual Performance-Based Incentive Compensation (together, "Annual Total Direct Compensation") for our Chief Executive Officer and also provided the basis for determining the Annual Total Direct Compensation of our other named executive officers. This structure reflects the Committee's executive compensation program philosophy of closely aligning management incentives with long-term stockholder interests, with the substantial majority of Annual Total Direct Compensation in the form of variable performance-based incentive awards, the significant majority of which are in the form of equity incentive awards, and with delivery of more than half of these equity incentive awards tied to the achievement of rigorous pre-established performance targets. Consistent with our compensation program approach of aligning pay with performance, our most senior named executive officers typically receive the closest alignment with the targeted ranges. For 2020, the results of the Compensation Committee's Performance Assessments determination process were impacted by the Committee's decision to reduce formulaic incentive awards in light of the one-time Long-Term Equity Alignment Award granted in August of 2019 and, as a result, the final amounts awarded for 2020 fall outside of the ranges described below.



Named Executive Officer Annual Compensation Structure
Base Salary
Performance-Based Incentive Compensation
5-10% of Total Direct Compensation
90-95% of Total Direct Compensation is targeted to be variable and based on Company performance
Cash Bonus
Long-Term Performance Achievement Awards
Long-Term Deferred Equity Awards
Targeted at 30% of Performance-Based Incentive Compensation
Targeted at 60% of Equity Incentive Awards
Targeted at 40% of Equity Incentive Awards
Determined Using Short-Term Incentive Compensation Scorecard
Targeted at 70% of Performance-Based Incentive Compensation Determined Using Long-Term Incentive Compensation Scorecard

- Base salary is a small portion of Annual Total Direct Compensation
- Equity incentive awards are the largest component of total NEO compensation
- All compensation other than base salary is variable and performance-based, determined using the Incentive Pool and awarded in amounts based on formal Performance Assessments

The following is a summary of the key features of the Compensation Committee's compensation determination process, including a significant number of enhancements made over the last several years in response to stockholder and proxy advisory firm feedback and to further support our compensation program philosophy of aligning pay with performance:

- ***Use of a performance-based incentive pool as the basis for determining all variable Annual Performance-Based Incentive Compensation award amounts:*** The performance-based incentive pool (the "Incentive Pool") serves as an overall cap on aggregate Annual Performance-Based Incentive Compensation for our named executive officers. Consistent with the prior year, the Incentive Pool for the 2020 performance year was established at 5.25% of Economic net income, a key operating metric (calculated on a pre-tax, pre-compensation basis, "Adjusted Economic net income"). The Committee used the Incentive Pool as the basis for determining all Annual Performance-Based Incentive Compensation, including cash bonuses and all equity awards, to align the total amount of Annual Performance-Based Incentive Compensation with Company performance.

- ***Cap on cash bonuses as well as on total Annual Performance-Based Incentive Compensation:*** The Compensation Committee applied an annual cap on our Chief Executive Officer's Annual Performance-Based Incentive Compensation ("CEO Annual Performance-Based Incentive Compensation") equal to the lesser of $17.5 million or 40% of the Incentive Pool, which resulted in an overall cap of $16.8 million for 2020, and imposed a cap on the amount of our Chief Executive Officer's annual cash bonus of $4.0 million. This structure resulted in a $12.8 million annual

cap on our Chief Executive Officer's equity incentive awards for 2020. The Compensation Committee also applied annual caps on the Annual Performance-Based Incentive Compensation for our Chief Financial Officer at the lesser of $10.0 million or 20% of the Incentive Pool, and for our General Counsel at the lesser of $5.0 million or 10% of the Incentive Pool.

- ***Determined Short-Term and Long-Term Annual Performance-Based Incentive Compensation using two separate Performance Assessments:*** The Compensation Committee determines cash bonus awards ("Short-Term Incentive Compensation") and equity incentive awards ("Long-Term Incentive Compensation") using separate processes:

  - *Performance Assessment for Short-Term Incentive Compensation determinations*:

    - The Short-Term Incentive Compensation Performance Assessment scorecard is used to evaluate contributions and progress over the year in two categories: (i) business initiatives and (ii) financial performance

    - The financial performance assessment measures performance against pre-established disclosed financial targets set based on projected performance levels designed to align management incentives with stockholder value creation; targets include Economic earnings per share and EBITDA margin, together tracking the efficiency, stability, and growth of our earnings

    - In 2020, in response to shareholder feedback, the weighting of the quantitative financial performance score, based on pre-established business performance targets, was increased to account for a majority of the overall score, while the business initiatives score was reduced accordingly and now accounts for 45% of the overall score; this change was implemented to further enhance management's focus on objective financial performance metrics

    - The assessment produces a score that is applied to a maximum bonus amount, which is set based on peer and market data, to produce a formulaic cash bonus award amount

  - *Performance Assessment for Long-Term Incentive Compensation determinations:*

    - The Long-Term Incentive Compensation Performance Assessment scorecard is used to evaluate performance for the year and over the long term, with weighted assessment of our financial results, stock performance, and strategic accomplishments

    - The weightings of the two quantitative categories (financial results and stock performance) account for two-thirds of the overall score, with only a one-third weighting for the more subjective strategic factors

    - The overall weighted score is applied to the cap on Annual Performance-Based Incentive Compensation (less the maximum cash bonus award), to produce a formulaic equity award amount

- ***Allocations of Annual Performance-Based Incentive Compensation reflect a significant proportion of performance-based equity awards:***

  - *A majority of Annual Performance-Based Incentive Compensation is in the form of equity incentive awards:* Over half of the Annual Performance-Based Incentive Compensation for our Chief Executive Officer was in the form of equity incentive awards

  - *A substantial majority of the equity incentive awards have rigorous, transparent, pre-established performance targets*: Of the equity incentive awards, 60% were targeted to be performance awards, granted in the form of Long-Term Performance Achievement Awards, with three-year cliff vesting and delivery further subject to rigorous and transparent pre-established performance targets; this allocation is above our Peer Group median proportion

- ***Long-Term Performance Achievement Awards use an Average Return on Equity target, measured over a single three-year performance period:***

  - *Long-Term Performance Achievement Awards are only deliverable if we meet target Return on Equity levels:*

    - Return on Equity targets align management incentives with the strategic goals of not only growing earnings, but also effective stewardship of shareholder capital; the three-year measurement period takes into account retained earnings from previous years and indicates the effectiveness of stockholder capital reinvestment

    - Return on Equity incorporates the effect of dividends, share repurchases, new investments, cost containment, and reinvestment in the business; in 2020 the Committee further refined the definition of

Return on Equity used for the 2020 Long-Term Performance Achievement Awards to be more consistent with the drivers of the economics of the business, and narrowed and flattened the range of the payout scale with a new maximum of 150% delivery, reduced from 175%, in the circumstance of exceptional performance

– *Use of a single forward-looking performance period:*

▪ Use of a single forward three-year measurement period, with cliff vesting three years from issuance; any portion of the award that will not be delivered following the performance period will be forfeited

During its annual review of the determination process, the Compensation Committee considered its approach to the Short-Term Incentive Compensation Performance Assessment scorecard, and specifically considered the feedback from proxy advisory firms on two aspects of the scorecard. In both cases, the Committee did not make the suggested changes, but these topics were raised with stockholders during our annual outreach and engagement. To further enhance transparency regarding the Committee's process, the considerations given to these proposals, and the rationale for not making the suggested changes, is summarized below. We believe that the process used for our Annual Performance Assessments is appropriate and has achieved strong pay-for-performance alignment over time.

- **Strategic Business Initiatives should be measured against a range of targets, including those that reflect the evolution of the operating environment and strategic actions over the course of the year:** Feedback from proxy advisory firms suggested that the business initiatives component of the scorecard should include pre-set quantitative targets for named executive officers. The Committee believes that business initiatives should be measured against a range of targets, including those that reflect the evolution of the operating environment and strategic actions over the course of the year, and that pre-setting short-term quantitative goals in the business and strategic category of our cash bonus scorecard would risk creating incentives with unintended outcomes that are not aligned with long-term shareholder value creation. For example, setting a specific target for a number of new Affiliate investments or a specific AUM level could incent management to pursue transactions or strategic decisions that they otherwise would not. A dynamic business will necessarily change over time and must operate in evolving markets, and strategic decisions must incorporate a multitude of factors that cannot be predicted or distilled into a quantifiable measurement. Instead, the Compensation Committee assesses performance each year against a consistent framework, but takes into account the then-current environment and strategic goals. We provide detailed disclosure each year to explain why particular decisions were made, and we confirm the views of stockholders on those decisions through a robust engagement process that has occurred over many years.

- **Pre-set financial performance targets should be re-set each year to reflect the most recent state of the business and appropriately balance growth and risk management incentives on a forward-looking basis:** The Compensation Committee also considered comments made by proxy advisory firms suggesting that the target levels for the pre-set financial targets used in the scorecard should be fixed from year to year. This scorecard measures performance against pre-established financial targets, measuring Economic earnings per share and EBITDA margin against performance targets set during the year each year. The Committee believes that these pre-set financial performance targets should be re-set each year, to reflect the most recent state of the business and appropriately balance growth and risk management incentives on a forward-looking basis. This process is consistent with the important role of the Compensation Committee in setting goals each year that are appropriate to incent executives, based on informed views of performance expectations, with a range of outcomes depending on whether those goals were exceeded and under what circumstances. The asset management business is highly variable, given the impact of financial markets – and in AMG's case, resultant performance fees – which can change in ways that are difficult to predict or control. Using fixed targets from year to year would constrain the Committee from setting achievable goals aligned with the current growth strategy, and could encourage inappropriate risk-taking or create unintended incentives.

During our discussions with stockholders on the above topics, a suggestion was made that we increase the weighting of the Annual Financial Performance component of our cash bonus scorecard, to further enhance management's focus on objective financial performance metrics. We agreed with this suggestion, and incorporated the change into our compensation program for the 2020 performance year, as discussed above.

Short-Term Performance-Based Incentive Compensation Determination Process

For 2020, the Compensation Committee set a maximum cash bonus for our President and Chief Executive Officer of $4.0 million, to promote relative pay alignment. Following year-end, the Compensation Committee conducted a Short-Term Incentive Compensation Performance Assessment to produce a score based on the weighted categories discussed below, which was applied to the maximum cash bonus to establish a cash bonus award amount. In conducting this assessment, the Committee evaluated contributions and progress over the year in two categories, assessing business initiatives and financial performance, and reviewing the factors set forth in the table below. These include quantitative financial factors, as well as qualitative factors that recognize key company and individual achievements. This Performance Assessment process links compensation to performance, as awards are determined after the fiscal year-end based on a review of actual performance for the year.

2020 Short-Term Incentive Compensation Performance Assessment			
Business Initiatives Weighting: 45%		**Annual Financial Performance** Weighting: 55%	
• Individual Objectives and Contributions	*(Weighting: 20%)*	• Economic earnings per share	*(Weighting: 50%)*
• Operational Performance	*(Weighting: 20%)*	• EBITDA margin	*(Weighting: 50%)*
• Strategic Initiatives	*(Weighting: 20%)*		
• Capital Management	*(Weighting: 20%)*	*(See the table below for Targets and Achievement Levels)*	
• Risk Management & ESG Factors	*(Weighting: 20%)*		
Business Initiatives Score	**85%**	**Financial Performance Score**	**75%**
Overall Weighted Score		**80%**	

The Compensation Committee's assessment recognized the meaningful business accomplishments achieved over the course of the year, which occurred in a highly challenging market and operating environment for active asset managers, and the cultural impact of the extended remote working environment against the backdrop of the global pandemic. The Company generated strong business performance despite the difficult conditions, reflecting Affiliate outperformance as well as the positive impact of strategic investments and actions during 2019 and 2020 to reposition the business for growth. The Committee recognized the successful execution of the Company's new Affiliate investments strategy, as the continued focus on cultivating strong relationships with prospective new Affiliates, including during the socially-distant months of 2020, resulted in new partnerships with four new Affiliates in 2020 and early 2021. These partnerships, with Comvest Partners, Inclusive Capital Partners, Jackson Square Partners, and Boston Common Asset Management, enhanced AMG's participation in high-growth areas, including responsible and ESG investing and private markets. In addition, during this period, the senior management team delivered on its commitment to returning capital to stockholders, with 10% of shares outstanding repurchased during 2020, followed by an expanded share repurchase authorization for future repurchase activity. The Company also further strengthened its balance sheet, extending the duration of our debt while maintaining ample capacity and flexibility to capitalize on growth opportunities.

More broadly, the Committee recognized ongoing progress made in refining AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within the Company's opportunity set. The Committee recognized the focus on evolving the Company's centralized value-added capabilities, including especially the distribution function and resources, to focus on the highest-growth opportunities and Affiliate strategies, as well as the strong execution in repositioning select Affiliates facing headwinds.

The Committee further recognized the significant advancement across a broad scope of human capital management and corporate ESG initiatives. The Executive Committee focused on evolving the corporate culture, creating a flatter organization, reinvigorating our entrepreneurial spirit through significantly enhanced cross-functional collaboration, and maintaining high levels of employee engagement throughout the year, countering the effects of the extended remote-working environment. The Company's second annual employee engagement survey, conducted at the end of 2020, yielded an increase in employee satisfaction to 92%. The Executive Committee also made progress across other aspects of corporate ESG initiatives, including receiving a score of A- (at "leadership level" and leading peers in the industry) from the CDP's Climate Change Disclosure, the global disclosure system for entities to manage their environmental impacts, as well as building AMG's culture of giving and corporate citizenship through contributions to non-profit organizations and community programs around the world through direct contributions and employee

gift-matching, including over $1 million donated to community hospitals to support COVID-19 relief, as well as over $350,000 raised to support social equity organizations in 2020.

Taken together, factors across the successful execution of the Company's growth strategy, the further refinement of AMG's corporate strategy and strategic repositioning of the business to allocate resources to the areas of highest return, strong capital management, and meaningful progress in human capital management and engagement resulted in a Business Initiatives score of 85%. Notably, these accomplishments occurred during a period of organizational evolution, including the transition from the founding generation of management to the next generation; the passing of AMG's former Chairman and Chief Executive Officer; the transition and recruitment of a new Chief Financial Officer; the evolution of nearly all other next-generation executive roles including in global distribution; and significant Board refreshment that occurred around those events, with the retirement of five independent directors and the appointment of three new independent directors in 2020 and early 2021, as well as the transition from an Executive Chairman to an independent Board Chair structure.

The Compensation Committee's assessment also includes a comparison of our actual results against targets that are set based on projected performance levels reviewed during the Review Period, and are designed to align management incentives with stockholder value creation. These targets include Economic earnings per share and EBITDA margin (Adjusted EBITDA as a percentage of both Aggregate fees and of GAAP Revenue), which together track the efficiency, stability, and growth of our earnings. The Compensation Committee recognized the strong results for the year against these targets, with Economic earnings per share of $13.36 for the year, above the target level of $11.23, and an EBITDA margin of 17.3% on an Aggregate fee basis, above the target level of 16.9%, and 39.4% on a Revenue basis, above the targeted level of 37.8%. The Committee noted that this was the first year in the prior three years that all metrics outperformed targets, but also noted that while the Company generated strong performance against a challenging operating backdrop, financial metrics were lower year-over-year on an absolute basis. Taken together, these considerations resulted in a Financial Performance score of 75%. The assessment resulted in an overall weighted score of 80% and a formulaic cash bonus amount for our President and Chief Executive Officer of $3.2 million, which the Committee determined to reduce by -20%, as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.55 million.

2020 Financial Results vs. Targets


Economic Earnings Per Share
$11.23
$13.36
2020 Target
2020 Actual
EBITDA Margin
16.9%
17.3%
37.8%
39.4%
2020 Aggregate Fee Basis
2020 Revenue Basis
Target
Actual

Financial targets used in the Short-Term Incentive Compensation Performance Assessment are designed to align management incentives with stockholder value creation, and take into account factors known at the time. Actual results may be impacted by a number of external factors, including macroeconomic factors, market changes, and regulatory or political changes, as well as other factors such as share repurchases and new investments in Affiliates, that may not be anticipated and could significantly impact our business. In performing its assessment, the Compensation Committee recognizes that management must respond to these factors and may take that into account in its review of year-end performance against targets. These financial targets are not intended to be a prediction of the Company's performance during the performance year or in any future period, and are not intended to provide investors or any other party with guidance about our future financial performance or operating results. See the "Forward-Looking Statements" section of our Annual Report on Form 10-K.

The Compensation Committee considered the impact of the COVID-19 pandemic, and based on the Company's strong performance throughout the pandemic, determined to not adjust the 2020 financial targets used in the Short-Term Incentive Compensation Performance Assessment.

Long-Term Performance-Based Incentive Compensation Determination Process

Following year-end, the Compensation Committee conducted its Long-Term Incentive Compensation Performance Assessment, based on the weighted categories discussed below, to establish the amount of the Long-Term Incentive Compensation awards for 2020. In conducting this assessment, the Committee reviewed the Company's financial results, stock performance, and strategic accomplishments for the year and over the long term, on both a relative and absolute basis. The Committee's assessment of the Company's performance considered the trailing 1-, 3-, and 5-year periods (with three distinct individuals serving as Chief Executive Officer during the 5-year period), and resulted in an overall weighted score of 55%. In considering the overall Performance Assessment, the Committee also recognized that AMG's current Chief Executive Officer served for 18 months of this review period. The following table summarizes the key factors that the Compensation Committee considered in its 2020 Long-Term Incentive Compensation Performance Assessment, as well as the results of the Committee's overall assessment. A more detailed description of each performance factor follows the table.

2020 Long-Term Incentive Compensation Performance Assessment		
Key Financial and Operating Metrics Weighting: 33.3%	**Stockholder Value Creation** Weighting: 33.3%	**Strategic Performance Criteria** Weighting: 33.3%
Relative Growth Rates *(Weighting: 50%)* • Compound annual growth rates of key financial and operating metrics relative to AMG's Peer Group over the trailing 1-, 3-, and 5-year periods, including AUM, Aggregate fees, GAAP net income, GAAP earnings per share (diluted), Economic net income, Economic earnings per share and Adjusted EBITDA **Absolute Growth Rates** *(Weighting: 50%)* • Compound annual growth rates of key financial and operating metrics over the trailing 1-, 3-, and 5-year periods, including AUM, Aggregate fees, GAAP net income, GAAP earnings per share (diluted), Economic net income, Economic earnings per share and Adjusted EBITDA	**Relative Stock Performance** *(Weighting: 50%)* • Annual and long-term (measured over the trailing 1-, 3-, and 5-year periods) stock performance relative to AMG's Peer Group and the S&P 500® and S&P 400® **Absolute Stock Performance** *(Weighting: 50%)* • Annual and long-term (measured over the trailing 1-, 3-, and 5-year periods) stock performance on an absolute basis	**Investments for Growth, Pursuit of Strategic Initiatives, and Global Distribution Enhancements** *(Weighting: 30%)* • Cultivation of relationships with prospective new Affiliates to position AMG for strong future growth; deployment of capital through investments in new Affiliates • Working with Affiliates on strategic matters, investing in Affiliate growth initiatives, and pursuing new strategic partnerships • Development of AMG's value-added capabilities, such as its global distribution platform **Capital Management & Capital Allocation** *(Weighting: 30%)* • Effective balance sheet management to return capital to stockholders and to ensure adequate capacity and flexibility to execute on AMG's growth strategy • Disciplined capital allocation, as we seek to deploy resources in the areas of highest growth and return in our business to capitalize on growth opportunities **Investment Performance and Organic Growth Generation** *(Weighting: 30%)* • Investment performance by Affiliates in areas of strategic focus, positioning AMG for future success in areas of secular growth and strong client demand • Annual and long-term organic growth from net client cash flows, both on an absolute basis and relative to AMG's Peer Group **ESG Strategies and Initiatives** *(Weighting: 10%)* • Responsible management of environmental, social, and governance practices; meaningful initiatives to continuously improve AMG's corporate stewardship • Effective management of human capital, particularly among the senior team, aligning talent and skillsets with the Company's growth opportunities and risk management, and prioritizing diversity and inclusion
Key Financial and Operating Metrics Score **55%**	**Stockholder Value Creation Score** **25%**	**Strategic Performance Criteria Score** **85%**
	Overall Weighted Score **55%**	

Performance Category: Key Financial and Operating Performance Metrics (Weighted 33.3%)

The Compensation Committee's Long-Term Incentive Compensation Performance Assessment included a review of our key financial and operating metrics, on both a relative and absolute basis, over the trailing 1-, 3-, and 5-year periods. The Committee noted our strong results across our key financial and operating metrics, against the backdrop of a challenging multi-year environment for active asset managers, and recognized the impact of the strategic investments and actions taken by AMG's new management team to reposition the business for growth, which, along with improving Affiliate performance, have together considerably increased the earnings power of AMG's business. AMG's most recent earnings results reflect these factors, which have created significant business performance and new investment tailwinds that will further contribute to AMG's earnings growth over the long term. The following tables set forth the key financial and operating results and growth rates reviewed by the Committee.

AMG's Key Financial and Operating Metrics


Stock Price
$87.22
$84.74
$101.70
$149.03
5/29/2019
12/31/2019
12/31/2020
3/31/2021
AUM ($ billions)
$723
$716
2019
2020
GAAP Net Income ($ millions)
$16
$202
2019
2020
GAAP Earnings Per Share
$0.31
$4.33
2019
2020
Economic Net Income ($ millions)
$720
$624
2019
2020
Economic Earnings Per Share
$14.22
$13.36
2019
2020
Adjusted EBITDA ($ millions)
$842
$799
2019
2020

Additional information on non-GAAP financial performance measures, including reconciliations to the most directly comparable GAAP measure, can be found in our Annual Report on Form 10-K under "Supplemental Financial Performance Measures." AMG stock prices shown in the table above reflect the closing price reported on the NYSE on the referenced date.

AMG's Key Financial and Operating Metrics vs. Peer Medians: 1-, 3-, and 5-Year Compound Annual Growth Rates ("CAGRs")

- **AUM CAGRs** of -1%, -5%, and +3% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of +10%, +10%, and +12% for the same periods

- **GAAP earnings per share (diluted) CAGRs** of +1,297%, -29%, and -14% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of -12, +10%, and -3% for the same periods

- **Adjusted EBITDA CAGRs** of -5%, -11%, and -3% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of +12%, +3%, and +2% for the same periods

- **Economic earnings per share CAGRs** of -6%, -3%, and +1% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of +11%, +9%, and +5% for the same periods

- **Aggregate Fees CAGRs** of -7%, -6%, and +2% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of +3%, +5%, and +4% for the same periods

- **GAAP net income CAGRs** of +1,188%, -34%, and -17% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of -2%, +8%, and -6% for the same periods

- **Economic net income CAGRs** of -13%, -9%, and -2% for the 1-, 3-, and 5-year periods, compared to Peer CAGRs of +11%, +5%, and +5% for the same periods

The above table includes both GAAP financial measures as well as publicly reported adjusted financial measures of AMG and its peers. Peer EBITDA metrics are calculated using available company data and industry standard calculation methodologies.

Performance Category: Stockholder Value Creation (Weighted 33.3%)

The Compensation Committee's Long-Term Incentive Compensation Performance Assessment included a review of our annual and long-term stock performance, on both a relative and absolute basis. The Committee noted our strong stock performance during 2020, with a stockholder return of +20%, outperforming the Peer Group median and reflecting AMG's strong performance, the positive impact of strategic repositioning and effective capital management, and business momentum, with a further increase of +47% in the first quarter of 2021. The Committee also recognized the relative underperformance over the 3- and 5-year periods. Stockholder returns in 2020 were generally positive across the sector, with gains of +14% at the median across our Peer Group and a +12% return generated by the S&P 400® index.

While AMG's stock performance was below the Peer Group median for longer-term periods, AMG's stock price increased over +70% from May 29, 2019, following the transition to the new management team, through the end of the first quarter of 2021. During that period, AMG continued to invest capital into growth initiatives while returning excess capital to stockholders through share repurchases, with over $800 million deployed across a combination of growth investments and share repurchases during the full year 2020, with 10% of shares outstanding repurchased during 2020.

Performance Category: Strategic Performance Criteria (Weighted 33.3%)

The Long-Term Incentive Compensation Performance Assessment included a review of the Company's execution on certain strategic performance criteria, including new Affiliate investments, capital management and pursuit of efficiency opportunities, product performance and strategy, organic growth, strategic initiatives, and ESG initiatives. The Compensation Committee noted the Company's achievements in 2020 and over the longer term, as further described below. In reviewing the Company's performance in this category, the Committee noted the impact of strategic investments and actions taken by AMG's new management team to reposition the business for growth, which, along with improving Affiliate performance, have together considerably increased the earnings power of AMG's business.

Investments for Growth and Pursuit of Strategic Initiatives: The Committee reviewed our new Affiliate investment activity, including the overall volume of opportunities reviewed and the continued progress in relationship development with our core prospect universe, and recognized strong execution and excellent progress in this performance category in a challenging transaction environment, including the following:

- New partnerships with Comvest Partners, a leading middle-market private equity and credit investment firm; Inclusive Capital Partners, an impact investment manager focused on responsible capitalism; Jackson Square Partners, a leader in global growth equities; and Boston Common Asset Management, a women-owned innovator in global sustainable and impact investing. These outstanding new Affiliates join Garda Capital Partners, an alternative investment manager specializing in fixed income relative value strategies, as new partnerships completed since the executive management transition

- The cultivation of strong momentum in our new investments strategy during the year, resulting in these excellent new partnerships, as well as an expanded global forward opportunity set through continued focus on cultivating strong relationships with prospective new Affiliates

- The Company has expanded resources dedicated to building relationships with prospects and broadened our solution set for Affiliates to include strategic growth capital and enhanced distribution support, improving our offering to a wider universe of prospects and positioning us for substantial new Affiliate investment opportunities

Enhancing AMG Value-Added Capabilities: The Committee reviewed our progress in developing our global institutional and U.S. wealth distribution platforms, and recognized solid performance in this category, including the following:

- Reorganized and aligned global institutional distribution platforms and activities more directly with Affiliates' most significant growth opportunities

- Continued realignment of the Company's global sales and marketing professionals to focus on asset owners with the greatest opportunities for Affiliates

- Further development of recent strategic partnerships to enhance AMG's product set and expand distribution capabilities, including with iCapital Network, a leading financial technology platform, with which AMG developed a strategic relationship in 2020

- Won client investment mandates in every coverage region of our global platform over the last two years

- Further focused the efforts of our Global Distribution platform, which supports the growth of our existing Affiliates and increases our attractiveness as a potential partner to new Affiliates—in turn increasing the scale, capacity, and product diversification for our overall franchise

- Strategic evolution of U.S. wealth platform to exclusively offer strategies managed by AMG Affiliates, fully aligning AMG Funds' resources with Affiliates, along with further investments to support Affiliate growth

Capital Management and Pursuit of Efficiency Opportunities: The Committee reviewed our capital management activity and recognized achievements in this performance category, including the following:

- Deployed over $800 million across a combination of growth investments and share repurchases in 2020

- Reallocated dividend payment capital in favor of share repurchases in 2020, retaining flexibility to deploy capital into new investments or return to stockholders through share repurchases; 10% of shares outstanding were repurchased during 2020, and share repurchase authorization was expanded for future repurchase activity, demonstrating our ongoing commitment to returning capital to stockholders

- Maintained a prudent level of leverage as we repositioned our balance sheet, extending the duration of our debt while maintaining ample capacity and flexibility to capitalize on growth opportunities, including in challenging markets

- Further reduced operating expenses at AMG while also working with a number of Affiliates facing industry headwinds to assist in repositioning their businesses to capitalize on their largest growth opportunities, while aligning their business infrastructures against evolving industry dynamics

- Continued to invest in centralized resources that enhance services offered to our Affiliates and may enhance their growth potential or risk management, including distribution resources and our partnership with ACA Compliance Group, a leading provider of governance, risk, and compliance and advisory services and technology solutions

Investment Performance, Product Strategy, and Organic Growth: The Committee reviewed our execution and ongoing development of our active, return-oriented product strategy, especially in the areas of global equity and alternative strategies, along with our annual and long-term net client cash flows, and recognized solid overall performance in this category, including the following:

- Affiliates built on their strong long-term performance records in 2020, demonstrating their ability to distinguish themselves across market cycles, including during volatile periods

- Approximately 75% of Affiliates' products were outperforming long-term benchmarks on an EBITDA basis as of the fourth quarter of 2020, with approximately 80% of fundamental equity AUM above benchmarks for the 5-year period

- Enhanced our active, return-oriented product set through the addition of new products as a result of the product development efforts at our Affiliates

Human Capital Management Initiatives: Strong focus on human capital management and cultural development and evolution following the period of organizational evolution, during a year in which AMG's human capital base operated largely in a remote-working environment:

- Heightened employee engagement through a range of cross-functional, multi-level communication media (such as small working group lunches, company-wide town halls, and virtual management offsites), resulted in demonstrated progress in the second year of a formal employee engagement survey reporting higher employee satisfaction of 92%

- Ongoing excellent execution of the implementation of the Board's multi-year succession plan, with the transition to the group of next-generation management complete, including the development of a number of executives in key roles with expanded responsibility sets. Ongoing focus on attracting, retaining, and developing outstanding talent and aligning human capital with the Company's greatest growth opportunities and critical risk mitigation strategies, and developing and expanding the senior management team to maintain a breadth and depth of talent that ensures that AMG is well-positioned to continue to refine and execute against its strategy

- Ongoing focus on cultivating a diverse workplace through recruitment and training efforts, reflecting AMG's commitment to fostering an entrepreneurial culture with diverse perspectives that enhance our cross-functional collaboration and creatively position our business for growth

- Achieved gender diversity of 40% across all management positions, and overall approximately 50% of our employees are women (excluding our U.S. retail distribution subsidiary)

ESG Strategies and Initiatives: The Committee noted the significant progress made in ESG initiatives, under the guidance of our Sustainability Committee, including the following:

- Received leadership-level score of A- from CDP, leading asset management peers and evidencing ongoing progress in the monitoring, implementation, and performance of our environmental sustainability strategy, which includes early achievement of our 5-year greenhouse gas (GhG) reduction target, as measured through our annual GhG emissions inventory

- Long-term investment in telepresence infrastructure and equipment, along with strong execution of business continuity plans, resulted in virtually no disruption in our ability to execute on our strategy or serve and create value for our stakeholders in 2020

- Meaningful furtherance of AMG's ongoing commitment to serving our local communities through company-wide campaigns and the establishment of a formal employee gift-matching program which have supported over 300 non-profit and community programs globally, including $1 million in donations in support of COVID-19 response efforts at community hospitals, over $350,000 raised to support social equity organizations, and the ongoing support of the Sean M. Healey and AMG Center for ALS at Mass General Hospital during 2020

2020 Named Executive Officer Annual Performance-Based Incentive Compensation Results

For 2020, the Compensation Committee set the size of the Incentive Pool at 5.25% of Adjusted Economic net income, resulting in an Incentive Pool of $42.0 million. CEO Annual Performance-Based Incentive Compensation was capped at a maximum payout equal to the lesser of $17.5 million or 40% of the Incentive Pool, which represented a cap of $16.8 million for our Chief Executive Officer, and his cash bonus award was capped at a maximum of $4.0 million. Equity incentive awards were limited to the capped amount of Annual Performance-Based Incentive Compensation less the maximum cash bonus, resulting in a maximum of $12.8 million of equity incentive awards for our Chief Executive Officer. These annual caps served as the basis for determining formulaic award payouts, using the scores of the two Performance Assessments. In the case of the cash bonus, the score of the Short-Term Incentive Compensation Performance Assessment was applied to the maximum bonus amount for our Chief Executive Officer, to determine a formulaic cash bonus amount. In the case of the equity incentive awards, the score of the Long-Term Incentive Compensation Performance Assessment was applied to the annual capped amount of Annual Performance-Based Incentive Compensation, less the applicable maximum cash bonus, to determine a formulaic equity incentive award amount for our Chief Executive Officer. In determining final award amounts, the Committee also took into account the one-time Long-Term Equity Alignment Award, which partially replaced annual compensation in 2020 through the Committee's reduction of CEO Annual Performance-Based Incentive Compensation.

The Short-Term Incentive Compensation Performance Assessment recognized the meaningful business accomplishments during the year, which occurred in a challenging market and operating environment for active asset managers, which produced excellent performance for the year against the financial performance targets. During this period, the senior management team demonstrated strong execution across its growth strategies, including four new Affiliate partnerships and robust momentum across the expanded forward opportunity set; delivered on its commitment to returning capital to stockholders and executed on its capital management strategies; developed its strategic distribution relationships; further reduced operating expenses and made additional progress on the strategic repositioning of the business; continued to align financial and human capital toward higher growth and return opportunities; and advanced on significant ESG initiatives. At the highest level, the Committee recognized meaningful progress made across the ongoing refinement and evolution of AMG's core strategy, including a focus on re-allocating capital and resources to the areas of highest growth and return within the Company's opportunity set, as well as navigating the impact of the COVID-19 pandemic. Notably, these accomplishments occurred during a period of organizational evolution, including the transition from the founding generation of management to the next generation; the passing of AMG's former Chairman and Chief Executive Officer; the transition and recruitment of a new Chief Financial Officer; the evolution of nearly all other next-generation executive roles; and significant Board refreshment that occurred around those events. Taking into account Mr. Horgen's strong leadership and strategic vision during this period across a multitude of strategic initiatives to position the Company for growth, the assessment resulted in an overall weighted score of 80% and a formulaic cash bonus amount for our Chief Executive Officer of $3.2 million, which the Committee determined to reduce as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final cash bonus award of $2.55 million.

The Long-Term Incentive Compensation Performance Assessment recognized operating and strategic achievements and shareholder value creation in an environment that was challenging for active asset managers across a multi-year period, and during which the Company executed its long-term succession plan on an accelerated timeline, as well as a significant strategic repositioning, led by Mr. Horgen. The Committee's assessment of the Company's performance considered the trailing 1-, 3-, and 5-year periods, during which three distinct individuals served as Chief Executive Officer, and resulted in an overall weighted score of 55%. The Committee noted that while AMG's stock underperformed in the trailing 3- and 5-year periods, reflecting industry headwinds, AMG generated a strong return of +20% in 2020 and over +70% from May 29, 2019, following the transition to the new management team, through the end of the first quarter of 2021, following the transition to the new management team that began in May 2019. During that period, AMG continued to invest capital into growth initiatives while returning excess capital to stockholders through share repurchases, with over $800 million deployed across a combination of growth investments and share repurchases during the full year 2020. This assessment produced a formulaic Long-Term Incentive Compensation award for our Chief Executive Officer of $7.0 million, representing 55% of the $12.8 million maximum amount. As with the Short-Term Performance Assessment, the Committee determined to reduce this amount by -50% as part of a reduction in annual compensation due to the one-time Long-Term Equity Alignment Award granted in August of 2019, for a final equity incentive award of $3.5 million. The Committee's allocation for these equity incentive awards was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations.

The annual cap on Annual Performance-Based Incentive Compensation for our Chief Financial Officer was set at the lesser of $10.0 million or 20% of the Incentive Pool. The Committee applied the results of its Performance Assessments, and recognized the significant contributions of Mr. Wojcik during the year in capital management as well as strategic execution. The Committee awarded Mr. Wojcik a cash bonus award of $1.175 million and equity incentive awards of $2.075 million. The Committee's allocation for the equity incentive awards was 40% in the form of Long-Term Deferred Equity Awards and 60% in the form of Long-Term Performance Achievement Awards, consistent with the targeted allocations. In determining the amounts of Mr. Wojcik's Annual Performance-Based Incentive Compensation, the Committee considered the one-time Long-Term Equity Alignment Award granted in August 2019, which was intended to partially replace annual awards over a multi-year period.

The following table summarizes annual compensation awarded in respect of performance year 2020 for our named executive officers:

Name and Principal Position	Salary		Cash Bonus		Long-Term Deferred Equity Awards		Long-Term Performance Achievement Awards		All Other Compensation		Total Compensation Earned	
Jay C. Horgen	$	750,000	$	2,550,000	$	1,400,000	$	2,100,000	$	57,026	$	6,857,026
Thomas M. Wojcik	$	500,000	$	1,175,000	$	830,000	$	1,245,000	$	20,940	$	3,770,940
David M. Billings	$	400,000	$	1,100,000	$	560,000	$	840,000	$	23,154	$	2,923,154
Hugh P. B. Cutler	$	400,000	$	—	$	—	$	—	$	37,683	$	437,683
Sean M. Healey	$	312,500	$	—	$	—	$	—	$	17,473	$	329,973

The Annual Performance-Based Incentive Compensation amounts provided to the named executive officers for the 2020 performance year set forth in the above table differ from the amounts disclosed in the Summary Compensation Table. Equity awards granted in recognition of performance in 2020 were granted in March 2021, and are shown in the above table but do not appear in the Summary Compensation Table, as SEC rules governing the reporting of equity compensation in the Summary Compensation Table require equity awards to be reported in the fiscal year of grant, even when the awards are intended to compensate executives for performance in a prior year. We have provided this presentation to better demonstrate how we evaluate and compensate our named executive officers on an annual basis. Similarly, equity awards granted in recognition of performance in 2019 were granted in March 2020 and appear in the Summary Compensation Table for 2020, in accordance with these reporting rules. Further, Sean M. Healey, our former Executive Chairman, served until his passing in May 2020, and Hugh P. B. Cutler, our former Head of Global Distribution, served in that position for part of the 2020 performance year, and did not receive Annual Performance-Based Incentive Compensation for the 2020 performance year. Please refer to the "Executive Compensation Tables" section of this Proxy Statement for additional information.



CEO Compensation vs. Financial and Stock Performance

■ CEO Compensation   ▬ AMG Stock Performance

18-month period since the appointment of Jay C. Horgen as CEO, in May 2019, through year-end 2020

	2016	2017	2018	2019	2020
CEO Compensation	$13,918	$12,565	$7,189	$6,973	$6,857

Annual %Δ					
AMG Stock Price Return	-9%	42%	-52%	-13%	20%
Economic EPS	3%	14%	-1%	-2%	-6%
GAAP EPS	-7%	40%	-22%	-16%[1]	NM
CEO Incentive Pay	-7%	-10%	-44%	-3%	-4%

Note: Stock price performance and CAGRs calculated beginning on 12/31/2015. AMG 2020 CEO compensation includes equity incentive awards earned for performance during 2020; see the "Executive Compensation Tables" section of this Proxy Statement for information regarding differences from the Summary Compensation Table. Reported 2019 GAAP Earnings per share in the table above were adjusted to add back impairment charges net of taxes. Additional information can be found in our Annual Report on Form 10-K under "Supplemental Financial Performance Measures."

Each of the key elements of named executive officer annual compensation for 2020 is summarized below:

Elements of Named Executive Officer Annual Compensation		
Base Salary	• A small portion of overall compensation	• Base salary was 11% of our CEO's Annual Total Direct Compensation and 13% of total compensation of current NEOs • The base salary paid to AMG's CEO has remained unchanged for over a decade
Variable Performance-Based Incentive Compensation	• The Incentive Pool, set as a percentage of Adjusted Economic net income, serves as the basis for determining all compensation other than base salary and any perquisites	• Total Annual Performance-Based Incentive Compensation payout to Mr. Horgen of $6.05 million, as compared to a maximum possible payout of $16.8 million
Cash Bonus Awards	• Significantly smaller portion of variable performance-based compensation than equity incentive awards	• Approximately 42% of Mr. Horgen's and 36% of Mr. Wojcik's Annual Performance-Based Incentive Compensation, and 37% and 31%, respectively, of Total Annual Compensation
Long-Term Deferred Equity Awards	• Restricted stock unit awards vesting ratably over four years	• Long-term vesting in four equal, annual installments from 2022 through 2025 • 40% of Mr. Horgen's and Mr. Wojcik's Long-Term Incentive Compensation

Long-Term Performance Achievement Awards	• Restricted stock unit awards with delivery tied to the achievement of rigorous, transparent pre-established performance targets measuring our average ROE over a single three-year performance period
	• Targets were set based on historic and projected performance levels that incentivize management to control costs and deploy capital to maximize stockholder value creation
		• 60% of Mr. Horgen's and Mr. Wojcik's Long-Term Incentive Compensation
		• Awards cliff-vest at the end of three years, but are only delivered if rigorous ROE targets are achieved:
		  - If average ROE is between 16% and 18% for the performance period, 100% of the award will be delivered
		  - A ratable portion of the award will be delivered if average ROE is between 10% and 23%, for delivery of between 50% of the award and, in the circumstance of exceptional performance, a maximum of 150% of the award
		  - If average ROE is less than 10%, the full award will be forfeited

Other Compensation	• Medical, dental, life, and disability insurance; 401(k) contributions; and other modest perquisites	• Less than 1% of our CEO's total compensation

The following charts summarize the relative mix of Mr. Horgen's 2020 compensation, and compare the allocation of the mix of awards relative to our Peer Group:



Elements of Executive Compensation

The annual compensation for our named executive officers comprises the following elements, designed to further the Compensation Committee's core objectives.

Base Salary: In determining base salary levels for our named executive officers, the Compensation Committee takes into account the executive's scope of responsibility, performance, and salary history, as well as consistency within our salary structure. In addition, the Committee annually reviews the base salaries paid to executive officers of other public companies in our Peer Group. The Committee believes that Annual Performance-Based Incentive Compensation—including both cash compensation as well as equity-based compensation—should constitute the substantial majority of compensation paid to our named executive officers. The base salary level for our Chief Executive Officer has remained unchanged for more than a decade.

Annual Performance-Based Incentive Compensation: The Compensation Committee typically grants both equity and cash awards as part of the overall annual performance-based award package for each named executive officer. The Committee believes that deferred compensation in the form of equity-based awards provides long-term incentives that further the objectives of increasing stockholder value and retaining our senior management team. Given the Committee's objective of aligning compensation with increases in stockholder value, the Committee generally intends that the substantial majority of annual total compensation be equity-based, and grants of equity-based awards are, therefore, generally a larger portion of the variable Annual Performance-Based Incentive Compensation than cash bonuses. Furthermore, since the Committee believes the tenure and continuity of management is a strategic imperative to creating stockholder value over the long term, in granting annual equity awards, the Committee ensures that awards have a long-term focus, vest over many years and, for at least a majority of these equity awards, are also subject to pre-established performance targets.

Annual Performance-Based Incentive Compensation is awarded based on the results of the Compensation Committee's assessment of the individual named executive officer's contributions to the Company's short- and long-term performance, as well as the expected contribution of the named executive officer to our future performance. The Committee considers the relative mix of equity-based compensation awards against the performance-based cash compensation awarded to each named executive officer in any particular year. The Committee further considers each named executive officer's existing equity ownership, including the relative size and structure of historical grants and the portions of awards that are not yet vested. In addition, the Committee considers each named executive officer's position and performance, the cash and equity-based compensation levels of the Company and our individual named executive officers relative to our Peer Group, as well as the comparative levels of equity ownership of individual officers at such companies.

The Compensation Committee uses the Incentive Pool as the basis for determining all Annual Performance-Based Incentive Compensation, which includes all compensation other than base salaries and any perquisites, and is established as a percentage of Adjusted Economic net income. Economic net income and Economic earnings per share are used by our management and Board of Directors as our principal financial performance benchmarks, including as measures for aligning executive compensation with stockholder value. See our 2020 Annual Report on Form 10-K, under "Supplemental Financial Performance Measures," for further detail on the usage and calculation of Economic net income and Economic earnings per share, including a reconciliation to the most directly comparable GAAP measure.

Other Elements of Compensation: We provide a 401(k) Profit Sharing Plan for all employees and generally contribute a percentage of compensation to such plans. We also provide other benefits such as medical, dental, and life insurance and disability coverage to all eligible employees.

Perquisites: We use only certain perquisite tools deemed appropriate by the Committee to meet the objectives of retaining key members of senior management and optimizing the use of their time and services to the Company. We do not provide tax reimbursements for any perquisite.

2019 Long-Term Equity Alignment Award

In August of 2019, the Compensation Committee granted a one-time equity award to members of the senior management team, including our President and Chief Executive Officer and our Chief Financial Officer. The Long-Term Equity Alignment Award grants were awarded following a period of succession and transition of roles at the Company that began in May of 2018, when the Company announced that Sean M. Healey, then Chairman and Chief Executive Officer, had been diagnosed with ALS. In early 2019, as part of a multi-year succession plan transitioning to the next generation, the Board appointed Jay C. Horgen (formerly Chief Financial Officer) as President and Chief Executive Officer, and Mr. Horgen brought together a group of next-generation management, including the recruitment of a new Chief Financial Officer, Thomas M. Wojcik, to lead the Company going forward.

Throughout these transitions, the Compensation Committee focused on the levels of equity held by senior team members, and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions, and stockholder feedback regarding perceived low levels of equity ownership among senior team members. In light of these developments and considerations, and following consultation with the Company's Compensation Consultant, the Committee designed a one-time equity award grant intended to align executives with stockholders over the long term, galvanizing the team around the goal of shareholder value creation over an extended time horizon. The key features of this award, and the Committee's rationale, goals, engagement with stockholders, and award terms are described below.

2019 Long-Term Equity Alignment Award

Long-Term Equity Alignment Award

Award Rationale	Award Structure
Aligns executives with stockholders and galvanizes the team around the goal of shareholder value creation over an extended time horizon of at least seven years from grant	**Awards were a mix of Options and RSUs, 100% of which included a rigorous and transparent performance hurdle based on Return on Equity (ROE)**

• One-time award, at a time of unique transition among the management team, to accomplish specific alignment goals
 	
• The Compensation Committee considered levels of equity held by senior team members, and the duration of vesting of awards across the group, taking into account the multitude of new roles and positions, expected future contributions, and stockholder feedback regarding perceived low levels of equity ownership among senior team members
 	
• The Compensation Committee had not granted one-time awards of this type and magnitude before, and currently has no expectation of doing so again in the future
 	
• Structure and notional levels of the grant took into account stockholder feedback that executives should hold more equity, to further align management exposure to and incentives with stockholder value creation
 	
• Key goals of the grant were (i) stability in the next-generation senior management team and (ii) further alignment of management incentives with stockholders, using an award structure designed to:
   – galvanize the team around the goal of long-term shareholder value creation
   – lengthen the duration of existing equity incentives through the additional Equity Holding Policy
   – recognize and incent a broader group of next-generation executives
 	
• Award is in keeping with AMG's pay-for-performance philosophy—if the team does not achieve results in the form of both strong ROE results and a higher stock price, awards will expire with little or no value
 	
• Average ROE aligns management incentives with the strategic goals of both (i) growing earnings and (ii) effective stewardship of shareholder capital, over a long-term period; ROE targets were set based on historic and projected performance levels that incent management to control costs and deploy capital to maximize stockholder value creation
 	
• CEO award amounts reflected approximately 7x annual performance-based equity awards, mirroring the 7-year holding period
 	
• Granted with the expectation that it would replace a portion of annual performance-based incentive compensation over a multi-year period, and that intention was reflected in the incentive compensation determinations for both 2019 and 2020, in which the Compensation Committee reduced the formulaic award payout amounts derived from the Annual Performance Assessments for CEO Annual Performance-Based Incentive Compensation by -23% in 2019 and -41% in 2020, totaling $6.1 million in reduced compensation for our CEO specifically, related to the one-time Long-Term Equity Alignment Award
	Restricted Stock Unit Component
	• Ratable vesting through August 2023, in years 3, 4, and 5
	• Each tranche is only delivered if a 12% Average ROE target is met; if target is not met, the tranche is forfeited
	
	Option Award Component
	• 5-year cliff vesting in August 2024
	• Awards are subject to rigorous, transparent Average ROE performance targets over a 5-year performance period
	   – If Average ROE is 16%, 100% of the award will vest
	   – A ratable portion will vest if Average ROE is between 12% and 20%, for delivery of between 50% and, in the circumstance of exceptional performance, a maximum of 150% of the initial award
	• Option structure creates a secondary performance condition—recipients only realize value from the awards if AMG's stock price increases from the grant date strike price of $74.49 per share
	
	Equity Holding Policy
	• Recipients are subject to additional restrictions on sales of AMG stock, for the remainder of their AMG service
	   – No sales permitted by CEO unless vested, unrestricted shares held exceeds 2x Total Annual Compensation (inclusive of base salary and incentive awards)
	   – Required level for other officers of 1x Total Annual Compensation
	   – Alignment RSUs must be held for at least 6 years after grant (through 2025), and Alignment Option Shares must be held for 7 years after grant (through 2026)
	
	Award Amounts
	• $18.0 million for our CEO (40% Alignment Options and 60% Alignment RSUs; allocated options were limited by equity plan rules and would otherwise have constituted a majority of the allocation to the CEO)
	• $5.6 million for our CFO (80% Alignment Options and 20% Alignment RSUs)

The process around the Long-Term Equity Alignment Award included direct engagement with the Company's stockholders, to explain the rationale for the grant and to solicit their views on the structure of such one-time awards and the potential impact on our compensation program. Over the past three years, stockholders have expressed strong support for our executive compensation program design and its demonstrated linkage of pay-for-performance. However, while our 2018 and 2019 Say-on-Pay proposals each received support from over 94% of stockholder votes cast, our 2020 Say-on-Pay proposal received support from 68% of stockholder votes cast. The Compensation Committee recognized the need for increased engagement with stockholders around the Long-Term Equity Alignment Award and our compensation program in general, and outreach began before the 2019 Long-Term Equity Alignment Award was granted and continued into the Fall of 2020. The feedback provided during this outreach reflected strong support for our annual compensation program overall, with comments mainly focused on the one-time Long-Term Equity Alignment Award.

Consistent with stockholder feedback, and as disclosed in our Proxy Statement for the 2019 Annual Meeting of Stockholders, the Long-Term Equity Alignment Award was intended to replace a portion of annual compensation over a multi-year period, beginning with performance year 2019 and impacting performance year 2020. Our President and Chief Executive Officer's annual formulaic performance-based incentive compensation for 2019 was reduced -23% and for 2020 was reduced -41%, totaling $6.1 million in reduced compensation for our Chief Executive Officer, specifically related to the one-time Long-Term Equity Alignment Award. Given AMG's pay-for-performance approach in determining annual incentive compensation, the Compensation Committee did not and has not specified the levels at which the Long-Term Equity Alignment Award will replace future compensation.

The award structures used for the Long-Term Equity Alignment Award put the value of the award at risk over extended vesting periods, which are further extended by additional holding periods. As a result, recipients will not realize any value from the award until six years from the grant date at the earliest. These award structures were designed to accomplish specific alignment goals, but were not intended to fully replace executives' annual performance-based compensation, which accounts for the significant majority of their overall compensation. The Compensation Committee determined to retain future performance-based award capacity in order to incent and have the ability to reward management, albeit at a reduced level, rather than eliminating that opportunity at a time when the Company's future performance is unknown. Fully replacing incentive compensation would endanger retention and stabilization goals, and would limit the Committee's ability to incent management over shorter-term periods, all of which are important to the execution and advancement of the Company's long-term strategy.

Market and Industry Comparison

The Compensation Committee believes that in order to retain and motivate key management team members, which is an important part of our compensation program philosophy, total compensation must be competitive relative to the market for the services of our named executive officers. The Compensation Committee used data derived from our Peer Group as one of a number of analytical tools and reference points to inform its decisions about overall compensation, compensation elements, optimum pay mix, and the relative competitive landscape.

The Compensation Committee continuously reviews our Peer Group in order to ensure its ongoing relevance. In determining the Company's Peer Group on an annual basis, the Compensation Committee considers both industry and company-specific dynamics to identify the peers with which we compete for client assets, stockholders, and talent. As a result, the Committee focuses on peers within the asset management industry, as well as financial services companies with significant asset management components to their businesses and does not, for example, include retail or investment banks, brokerage or custodian firms, or insurance companies. The Committee also evaluates the Peer Group to ensure that it reflects the Company's growth, overall changes in the asset management industry, and the business models, size, and scope of our competitors.

Similar to prior years, the Compensation Committee reviewed our Peer Group for 2020 compensation comparisons, applying the following principles as a guide.

AMG Guiding Principles for Peer Selection	
Consider Industry	**Identify companies with a similar business model/philosophy**
	• Begin with direct 'pure-play' peers within the mono-line asset management industry; once mono-line asset manager peers are identified, select those that are most comparable
	• Extend search beyond mono-line asset managers to identify peers with operationally similar business models (i.e., financial services companies with a significant asset management component to their business)
	• Identify peers within the asset management industry managing assets in similar strategies and for similar client types
Consider Size and Scope	**Ensure companies are similar in strategic complexity, geographic focus, and financial scale**
	• Select asset managers across the S&P 400® and S&P 500® indices
	• Evaluate peers for comparability, primarily considering assets under management and fee revenue as the most relevant metrics
	• Select asset managers with global scale and international operations

These guiding principles reflect the Compensation Committee's focus on maintaining a Peer Group that remains relevant throughout the various stages of our growth and expansion, and that reflects current developments in the businesses of our peers. The Committee believes that success in the asset management industry, in particular, relies heavily on human talent, given the service-oriented and fee-based business model, as well as the modest capital requirements of asset management companies. This is in contrast to other financial services companies, such as banks, insurance, specialty finance, brokerage and custodian firms, and financial information technology companies, which also rely on balance sheet capital, scale of operations, and physical infrastructure to drive revenue and profitability. Thus, the size of the businesses competing with us for human talent, as measured by assets or revenues, does not always correspond to their profitability. Further, the Committee recognizes that certain firms within the industries that we compete with for executive talent, such as private equity firms and certain asset managers, use compensation models that are distinct from other businesses when comparing pay as a factor of assets or financial results. As a result, in reviewing the Peer Group, the Compensation Committee does not specifically exclude direct competitors based on size alone.

Further, the Compensation Committee believes that, while some constituents look to revenue as determined under generally accepted accounting principles when comparing peer companies, our GAAP Revenue—which represented 44% of Aggregate fees in 2020—has inherent limitations in providing a full picture of the revenue-generating power of our business, and that Aggregate fees is the more appropriate measure for peer comparisons. Aggregate fees consists of the total asset and performance based fees earned by all of our Affiliates regardless of whether they are consolidated or accounted for under the equity method and is an operating measure used by management to evaluate the operating performance and material trends across our entire business. This is in contrast to the companies within our Peer Group, which do not have significant equity method subsidiaries and, therefore, their GAAP Revenue reflects substantially all of their asset and performance based fees.

In addition, the Compensation Committee recognizes that the companies within our Peer Group vary by business strategy (including those with substantial passive investment businesses versus actively managed investment strategies), product concentration (money market products versus return-oriented equity and/or alternative products), overall profitability, and stockholder returns. The nature of the roles of executives also varies by firm. For example, our senior management team has developed a differentiated skill set and reputation to match our unique business model of pursuing long-term partnerships with outstanding boutique investment management firms. Therefore, while the Committee takes Peer Group comparisons into account, it also forms its own perspective on appropriate compensation levels, considering additional subjective factors.

The following table lists the companies in our Peer Group, which the Compensation Committee reviewed in determining 2020 compensation for our named executive officers. We believe this Peer Group is consistent with our guiding principles, and includes companies that we compete with for client assets, executive talent, and capital providers, including stockholders. Prior to this year, our Peer Group also included Eaton Vance Corp. and Legg Mason, Inc., both of which have been acquired.

Peer Group	
AB	Invesco
Ameriprise	Janus Henderson
Ares	Lazard
Franklin Resources	T. Rowe Price

Compensation Governance Practices

Our Board of Directors is committed to maintaining responsible compensation practices, and believes that rewards for our senior leaders should be commensurate with the results they achieve for our stockholders. Our strong governance procedures and practices with respect to employment and compensation include the following:

- An annual Say-on-Pay vote

- No employment agreements with our named executive officers

- No golden parachute change in control agreements with our executives

- The substantial majority of overall executive compensation is in the form of variable performance-based incentive awards, with base salary and other fixed compensation generally expected to form only a small portion of total compensation

- Total Annual Performance-Based Incentive Compensation of each named executive officer, including our Chief Executive Officer, is subject to an annual maximum payout equal to the lesser of a fixed dollar amount or a percentage of the Incentive Pool, as well as caps on the equity and cash components of the awards

- The majority of equity incentive awards are performance awards with delivery tied to the achievement of pre-established performance targets

- Modest perquisites and no tax reimbursements or gross-ups for any perquisites

- An insider trading policy that prohibits hedging and pledging of Company securities

- No option re-pricing or buy-outs of underwater stock options

- No payment of dividends on equity awards before vesting—accrued dividends are only delivered following vesting and satisfaction of any performance conditions

- Equity ownership guidelines for our named executive officers and directors requiring long-term ownership of equity totaling a multiple of base salary or directors' fees, and prohibiting sales of stock if threshold is not met

- Equity holding policies restrict sales of AMG stock

- Compensation to independent directors paid 100% in the form of equity awards with deferred vesting

- Annual cap on equity awards granted to independent directors

- A thorough risk assessment process, as described under "Risk Considerations in our Compensation Program" below

- Double-trigger vesting upon change in control for all awards

- One-year minimum vesting on equity awards

- Mitigation of the potential dilutive impact of equity awards through share repurchases

- No liberal share counting or recycling of shares tendered or surrendered to pay the exercise cost or tax obligation of grants

- A clawback policy that allows, under certain circumstances, for the recoupment of performance-based compensation from executive officers

Our Compensation Committee

The Compensation Committee oversees our general compensation policies, establishes and reviews the compensation plans and benefit programs applicable to our named executive officers, and administers our incentive plans.

The Compensation Committee was entirely reconstituted in the third quarter of 2020 and currently consists of Mr. Churchill, Mr. Jeffery, and Ms. Palandjian, with Mr. Jeffery serving as the Chair. The members of the Committee have significant experience in compensation matters from their service as directors, executive officers, and/or advisors to various public and private companies, and the Committee members collectively have extensive experience with the Company and its compensation matters. The Committee's agenda and meeting calendar are determined by the Committee, with input as appropriate from our Chief Executive Officer, Mr. Horgen, who attends meetings at the request of the Committee to participate in discussions concerning the compensation of other members of executive management and the design of our incentive plans, but does not participate in discussions regarding his own compensation, which occur in executive sessions of the Committee. The Committee also invites Mr. Billings, General Counsel and Secretary, to attend certain meetings to discuss the design, implementation, and administration of our incentive plans. The Committee has the sole authority to approve the compensation of our named executive officers and the performance goals related to such plans and programs.

The Compensation Committee regularly meets without management team members present. The Chair from time to time requests that all other independent directors meet with the Committee in executive sessions and otherwise regularly provides reports to the Board of Directors on compensation considerations. Our Compensation Consultant provides input and advice to the Compensation Committee, and to the Chair of the Committee in particular, at key points throughout the year.

Compensation Consultant

As part of our continual review and evolution of our compensation program, in early 2020, we initiated a formal process to identify a new independent compensation consultant. In mid-2020, the Compensation Committee selected Semler Brossy Consulting Group, a national compensation consulting firm providing executive compensation advisory services. The Compensation Consultant assists the Committee with compensation matters, including reviewing Peer Group benchmarking information, and providing an independent analysis of how our executive and director compensation policies and practices compared to the companies in our Peer Group. Our Compensation Consultant, which provides no other services to us, reported its findings directly to the Compensation Committee. The independence of our Compensation Consultant has been evaluated in accordance with SEC rules, and it has been determined that its work does not raise any conflicts of interest.

Severance and Potential Termination and Change in Control Compensation and Benefits

We do not have individual change in control agreements with any of our named executive officers or our directors, and possible changes in control are addressed through the acceleration of vesting of equity in specific circumstances. Upon the participant's death or disability, or a change in control of the Company, outstanding equity awards vesting pursuant to our incentive plans would be accelerated for our named executive officers, as well as for our employees, provided that in the event of a change in control there was also a termination of employment without cause or for good reason (i.e., a "double-trigger"). In the event of the participant's death or disability, or a change in control (assuming that the double-trigger has been met), as of 2020 year-end, awards held by our current named executive officers would have accelerated as set forth below.

The market value amounts in the table have been calculated using a share price of $101.70, which was the closing price of our common stock as of the last business day of 2020. No amount would have been payable as of 2020 year-end with respect to the remaining portions of the 2016 Long-Term Growth Achievement Awards, the 2017 Long-Term Performance Achievement Awards, the 2018 Long-Term Performance Achievement Awards, the Alignment RSUs, the Alignment Options, or the 2019 Long-Term Performance Achievement Awards because such awards remained subject to performance-based vesting conditions as of such date.

Named Executive Officer	Accelerated Distribution under Incentive Plans (# Shares)/Market Value ($)
Jay C. Horgen	45,785/4,656,335
Thomas M. Wojcik	32,798/3,335,557
David M. Billings	5,511/560,469

We do not have employment agreements with any of our current named executive officers. Hugh P. B. Cutler, our former Head of Global Distribution, was subject to an employment agreement with our wholly owned U.K. subsidiary, Affiliated Managers Group Limited, prior to his retirement. In 2020, Mr. Cutler received an annual base salary of $400,000 (£313,840 using the closing spot rate on the date compensation was determined). In May of 2020, Mr. Cutler retired from his role as Head of Global Distribution, as part of an internal reorganization.

Each named executive officer is subject to restrictive covenants that prohibit them from competing with the Company or working for a competing business, and from soliciting certain of our employees, for up to two years following such officer's separation from the Company. Furthermore, each named executive officer is subject to restrictive covenants that prohibit them, for one year following such officer's separation from the Company, from soliciting persons or entities that were clients at the time of or in the two years immediately prior to their separation, or that were prospective clients in the year immediately prior to their separation.

Risk Considerations in our Compensation Program

The Compensation Committee has discussed the concept of risk as it relates to our compensation program with our management team and with our Compensation Consultant. The Compensation Committee does not believe the goals or the underlying philosophy of our compensation program encourage excessive or inappropriate risk-taking, or create risks that are reasonably likely to have a material adverse effect on the Company.

Throughout our compensation program, compensation is aligned with increases in stockholder value and long-term stockholder interests and, therefore, we believe our compensation arrangements do not encourage inappropriate risk-taking. The named executive officers' salaries are fixed in amount and typically account for approximately 10% or less of their Annual Total Direct Compensation. For 2020, all other Annual Total Direct Compensation (other than base salaries and perquisites) for named executive officers was determined using a performance-based incentive pool structure linked to specific financial performance metrics, and the total Annual Performance-Based Incentive Compensation of each named executive officer was subject to a maximum payout, which for our President and Chief Executive Officer was equal to the lesser of $17.5 million or 40% of the Incentive Pool. Our President and Chief Executive Officer's cash bonus was subject to an additional cap of $4.0 million, and his equity incentive awards were further capped at $12.8 million for 2020. The Compensation Committee also applied an annual cap on Annual Performance-Based Incentive Compensation for our Chief Financial Officer at the lesser of $10.0 million or 20% of the Incentive Pool, and applied an annual cap for our General Counsel at the lesser of $5.0 million or 10% of the Incentive Pool. Additionally, a substantial portion of executive compensation is in the form of equity incentive awards, a majority of which are subject to specific pre-established performance targets, which further aligns executives' interests with those of our stockholders. We believe that these awards do not encourage excessive or inappropriate risk-taking given that the value of the awards is tied to our performance, and the awards are subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term performance. The Compensation Committee retains discretion in the final amount of awards of Annual Performance-Based Incentive Compensation, to ensure that the amounts and mix are appropriate. In addition, to further ensure the alignment of compensation with long-term performance, we have a clawback policy that allows for the recoupment of performance-based compensation from executive officers in the event of a material restatement of our financial results due to a material error within three years of the original reporting. In the event of such occurrence, the Board of Directors will review the facts and circumstances that led to the restatement and will take such actions as it deems necessary and appropriate (such as the possible recoupment of incentive compensation of an executive officer).

In connection with the Long-Term Equity Alignment Award granted in August of 2019, the Compensation Committee applied its risk assessment process and included specific design features to the award to avoiding creating incentives that might encourage inappropriate risk-taking. These features include extended vesting periods, with no awards vesting in the first two years from grant and a significant portion of the award is subject to five-year cliff vesting, to avoiding incentives that might encourage inappropriate risk-taking focused on short-term results. Further, both the Alignment RSUs and the Alignment Options are both subject to performance conditions based on average ROE, with extended measurement periods ranging from two to five years, to focus management on producing long-term shareholder value over an extended period. Recipients of the Long-Term Equity Alignment Award are subject to a new Equity Holding Policy that adds additional restrictions on sales of AMG shares for the remainder of their time at the Company, and includes specific holding periods on the Alignment RSUs of six years after grant (through 2025) and on the Alignment Option shares for seven years after grant (through 2026). The awards are also subject to the Company's clawback policy that allows, under certain circumstances, for the recoupment of the awards. These features of the awards discourage risk taking and ensure that executives have significant value tied to long term performance of the Company.

Pay Ratio

The total annual compensation of our President and Chief Executive Officer for 2020, as reported in the "Total" column of the Summary Compensation Table, was $7,632,026. The total annual compensation of our median employee for 2020, calculated on the same basis as the Summary Compensation Table, was $162,173. The ratio of our Chief Executive Officer's total annual compensation for 2020 to our median employee's total annual compensation for 2020 was 47 to 1.

SEC rules permit identification of our median employee once every three years, provided there has been no material change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. Accordingly, we have calculated our pay ratio disclosure based on our median employee identified as of December 31, 2019. We selected such median employee by analyzing the compensation of each of our employees who were employed by the Company as of December 31, 2019, excluding our President and Chief Executive Officer, with each employee's compensation calculated by reference to their fixed cash compensation for the year ended December 31, 2019, derived from payroll and other company records. We did not make any cost-of-living or other adjustments to these amounts, and did not exclude non-U.S.

employees. We annualized total compensation for full-time employees that joined the company during 2019 or had an unpaid leave-of-absence during the year. For purposes of this analysis, we included all full- and part-time employees at the Company and at our subsidiaries where we control the compensation determinations for the subsidiary's employees.

We believe executive pay must be internally consistent and equitable to motivate our employees to create stockholder value. We are committed to internal pay equity, and the Compensation Committee monitors the relationship between the pay our executive officers receive and the pay our other employees receive.

Equity Grant Policy

We grant all equity awards, including stock options, under the terms of an equity grant policy. Pursuant to the policy, we generally grant equity awards to our named executive officers at regularly scheduled meetings of the Compensation Committee in the first quarter, and to directors at regularly scheduled meetings of the Compensation Committee in the first quarter and in the third quarter, although the Committee retains discretion to grant awards at other times during the year. If the date of a Committee approval of an equity grant falls within a regularly scheduled quarterly blackout period under our insider trading policy, the awards will not become effective and are not priced until the closing of the last day of the blackout period following the public release of our earnings results for the prior quarter and/or year, as applicable. In all other cases, the effective grant date of any equity awards will be the date of the relevant Committee meeting or written consent.

We do not have any program, plan or practice to time equity awards to employees or directors in coordination with the release of material non-public information. If the Compensation Committee is in possession of material non-public information, either favorable or unfavorable, when equity awards are made, the Compensation Committee will not take this information into consideration when determining award amounts.

Tax Deductibility of Compensation

The availability of tax deductions for cash and equity compensation is one of many factors that the Compensation Committee considers in designing a compensation program that is intended to attract and retain executive talent and to reward our named executive officers for their contributions to the success of the Company.

The Internal Revenue Code of 1986, as amended from time to time, under Section 162(m), generally disallows a tax deduction for compensation in excess of $1 million paid to any "covered employee" of a publicly held corporation (generally the corporation's chief executive officer, chief financial officer, and its next three most highly compensated executive officers, in the year that the compensation is paid). In implementing our compensation program for the 2020 fiscal year, the Compensation Committee considered, among other things, the ability to grant awards that may achieve a tax deduction, and the ability to grant awards that do not qualify for an exemption from deductibility or are limited as to tax deductibility. The Compensation Committee is committed to maintaining a compensation program and establishing compensation levels that take tax consequences into account, and will continue to consider these issues, while prioritizing a focus on attracting and retaining executive talent and aligning management incentives with long-term stockholder interests.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with our management team. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this Proxy Statement.

REUBEN JEFFERY III, *CHAIR*
DWIGHT D. CHURCHILL
TRACY P. PALANDJIAN

EXECUTIVE COMPENSATION TABLES

The following tables provide information regarding the compensation arrangements for the years indicated with respect to the Company's Chief Executive Officer and Chief Financial Officer, and three other most highly compensated executive officers, during the fiscal year ended December 31, 2020 (collectively, the "named executive officers").

Equity awards granted in March 2021 in recognition of performance during fiscal year 2020 do not appear in the following Summary Compensation Table or the Grants of Plan-Based Awards table because SEC rules require equity awards to be reported in these tables in the fiscal year of grant, even where the awards are intended to compensate executives for performance in a prior year. We have created a supplemental table that reports equity awards in the year in which they were earned, to better demonstrate how we evaluate and compensate our named executive officers. For information on the equity awards granted in March 2021 in recognition of 2020 performance, please refer to the Supplemental Table—Annual Compensation Earned in Performance Year 2020 below, and the related discussion in the Compensation Discussion and Analysis.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Stock Awards ($)	Stock Option Awards($)	All Other Compensation ($)(2)	Total ($)
Jay C. Horgen(3)	2020	750,000	2,550,000	4,275,000(4)	—	57,026	7,632,026
President and Chief Executive Officer	2019	648,718	2,000,000	14,224,000(5)	7,276,000(6)	48,910	24,197,628
	2018	500,000	1,650,000	3,625,000(7)	—	45,685	5,820,685
Sean M. Healey(8)	2020	312,500	—	2,000,000(4)	—	17,473	2,329,973
Former Executive Chairman	2019	750,000	2,775,000	3,175,000(5)	—	42,604	6,742,604
	2018	750,000	2,975,000	8,100,000(7)	—	263,279	12,088,279
Thomas M. Wojcik(9)	2020	500,000	1,175,000	1,950,000(4)	—	20,940	3,645,940
Chief Financial Officer	2019	346,795	800,000	4,470,680(8)	4,525,000(6)	24,404	10,166,879
Hugh P. B. Cutler(10)	2020	400,000	—	1,000,000(4)	—	37,683	1,437,683
Former Head of Global Distribution	2019	400,000	600,000	1,200,000(5)	—	36,492	2,236,492
	2018	400,000	800,000	1,350,000(7)	—	34,979	2,584,979
David M. Billings	2020	400,000	1,100,000	450,000(4)	—	23,154	1,973,154
General Counsel and Secretary	2019	400,000	1,100,000	600,000(5)	—	28,454	2,128,454
	2018	400,000	1,100,000	595,000(7)	—	33,554	2,128,554

Supplemental Table—Annual Compensation Earned in Performance Year 2020

Name	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Long-Term Deferred Equity Awards ($)(11)	Long-Term Performance Achievement Awards ($)(12)	All Other Compensation ($)(2)	Total Compensation Earned ($)
Jay C. Horgen(3)	750,000	2,550,000	1,400,000	2,100,000	57,026	6,857,026
Thomas M. Wojcik(9)	500,000	1,175,000	830,000	1,245,000	20,940	3,770,940
David M. Billings	400,000	1,100,000	560,000	840,000	23,154	2,923,154
Hugh P. B. Cutler(10)	400,000	—	—	—	37,683	437,683
Sean M. Healey(8)	312,500	—	—	—	17,473	329,973

(1)   For 2020, these amounts represent performance-based cash bonuses in recognition of performance in 2020, awarded determined using the Incentive Pool established by the Compensation Committee as a set percentage of Adjusted Economic net income. In determining the cash bonuses awarded from the Incentive Pool, the Compensation Committee considered a variety of factors, as more fully described in the Compensation Discussion and Analysis.

(2) For 2020, all other compensation consisted of (i) contributions to a 401(k) profit sharing or similar pension plan in the amount of $32,240 on behalf of Mr. Cutler and $17,100 on behalf of each of Mr. Horgen, Mr. Wojcik, and Mr. Billings, (ii) medical benefits and life and long-term disability insurance premiums with respect to each named executive officer, and (iii) tax preparation services with respect to Mr. Horgen. The Company does not provide tax reimbursements for any perquisite.

(3) Mr. Horgen became the Chief Executive Officer of the Company in May 2019, and his salary was increased to $750,000. Mr. Horgen previously served as the Company's President and Chief Financial Officer.

(4) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Incentive Award Plan (as amended, the "2013 Stock Plan") in March 2020 in recognition of performance in 2019: (i) 2019 Long-Term Deferred Equity Awards granted to Mr. Horgen, Mr. Healey, Mr. Wojcik, Mr. Cutler, and Mr. Billings with grant date fair values of $1,710,000, $800,000, $780,000, $400,000, and $180,000, respectively, and (ii) 2019 Long-Term Performance Achievement Awards granted to Mr. Horgen, Mr. Healey, Mr. Wojcik, Mr. Cutler, and Mr. Billings with grant date fair values of $2,565,000, $1,200,000, $1,170,000, $600,000, and $270,000, respectively. The portions of the 2019 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2022, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income and impairments recorded subsequent to the grant date) over such period, reflected as a percentage. If Average Return on Equity is below 12% for the measurement period, no shares underlying the award will be issued and distributed. If Average Return on Equity is between 12% and 22% for the measurement period, a ratable portion between 50% and up to a maximum of 175% of the shares underlying the award issued will be issued and distributed, with 100% of the shares underlying the award issued and distributed if a mid-point of 16% Average Return on Equity is achieved. The grant date fair value of the 2019 Long-Term Performance Achievement Awards assumes that the mid-point level of Average Return on Equity will be achieved. For details on the assumptions made in the valuation of these and the other awards described herein, see the Company's 2020 Annual Report on Form 10-K, under "Critical Accounting Estimates and Judgments—Share-Based Compensation and Affiliate Equity" and the "Share-Based Compensation" note to the Consolidated Financial Statements included therein.

(5) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Plan: (i) 2018 Long-Term Deferred Equity Awards granted in February 2019 in recognition of performance in 2018 to Mr. Horgen, Mr. Healey, Mr. Cutler, and Mr. Billings with grant date fair values of $1,400,000, $1,905,000, $480,000, and $240,000, respectively, (ii) 2018 Long-Term Performance Achievement Awards granted in February 2019 in recognition of performance in 2018 to Mr. Horgen, Mr. Healey, Mr. Cutler, and Mr. Billings with grant date fair values of $2,100,000, $1,270,000, $720,000, and $360,000, respectively, (iii) Alignment RSUs granted in August 2019 to Mr. Horgen and Mr. Wojcik with grant date fair values of $10,724,000 and $1,100,000, respectively, and (iv) for Mr. Wojcik, a one-time make-whole award of restricted stock units granted in May 2019 in connection with the commencement of his employment, with a grant date fair value (computed in accordance with FASB ASC Topic 718) of $3,370,680. The portions of the 2018 Long-Term Performance Achievement Awards that will be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2021, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income) over such period, reflected as a percentage. If Average Return on Equity is below 12% for the measurement period, no shares underlying the award will be issued and distributed. If Average Return on Equity is between 12% and 22% for the measurement period, a ratable portion between 25% and up to a maximum of 175% of the shares underlying the award issued will be issued and distributed, with 100% of the shares underlying the award issued and distributed if a mid-point of 17% Average Return on Equity is achieved. The Alignment RSUs are divided into three equal tranches, and the number of shares of common stock of the Company underlying each tranche that may be issued and distributed for each restricted stock unit will be determined based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over the applicable three-, four- or five-year measurement period ending on December 31, 2020, 2021, or 2022, respectively, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income and impairments recorded subsequent to the grant date) over the applicable measurement period, reflected as a percentage. For each tranche, if Average Return on Equity is below 12% for the applicable measurement period, no shares underlying such tranche will be issued and distributed, and if Average Return on Equity is 12% or above for the applicable measurement

period, 100% of the shares underlying the tranche will be issued and distributed. The grant date fair value of the Alignment RSUs assumes that the target level Average Return on Equity will be achieved.

(6) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718 and assuming the mid-point level of performance will be achieved) of the Alignment Options (together with the Alignment RSUs, the "Alignment Awards") consisting of stock options granted under the 2011 Stock Option and Incentive Plan (as amended, the "2011 Option Plan") in August 2019. The number of shares of common stock of the Company underlying each stock option award that may become exercisable following vesting will be determined based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity (calculated on the same basis as the Alignment RSUs) over a five-year performance period ending on December 31, 2023. If Average Return on Equity is between 12% and 20% or above for the measurement period, a ratable portion between 50% and up to a maximum of 150% of the shares underlying the award will be eligible for exercise, with 100% of the shares underlying the award becoming eligible for exercise if a mid-point of 16% Average Return on Equity is achieved for the measurement period. If Average Return on Equity is equal to or less than 12% for the measurement period, 50% of the shares underlying the award will be eligible for exercise. Any portion of the award that will not be delivered following the five-year performance period will be forfeited. The grant date fair value of the Alignment Options was determined using the Black-Scholes option pricing model, and assumes that the mid-point level of Average Return on Equity will be achieved.

(7) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the following equity incentive awards consisting of restricted stock units granted under the 2013 Stock Plan in January 2018 in recognition of performance in 2017: (i) 2017 Long-Term Deferred Equity Awards granted to Mr. Horgen, Mr. Healey, Mr. Cutler, and Mr. Billings with grant date fair values of $1,450,000, $3,200,000, $540,000, and $240,000, respectively, and (ii) 2017 Long-Term Performance Achievement Awards granted to Mr. Horgen, Mr. Healey, Mr. Cutler, and Mr. Billings with grant date fair values of $2,175,000, $4,900,000, $810,000, and $355,000, respectively. The portions of the 2017 Long-Term Performance Achievement Awards that will be eligible to vest will be based on the Company's level of achievement measured against pre-established performance targets measuring Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2020, divided by the quarterly average of the Company's Total stockholder's equity, controlling interest (excluding accumulated other comprehensive income) over such period, reflected as a percentage. If Average Return on Equity is below 14% for the measurement period, no shares underlying the award will be issued and distributed. If Average Return on Equity is between 14% and 22% for the measurement period, a ratable portion between 20% and up to a maximum of 180% of the shares underlying the award will be issued and distributed, with 100% of the shares underlying the award issued and distributed if a mid-point of 18% Average Return on Equity is achieved. The grant date fair value of the 2017 Long-Term Performance Achievement Awards assumes that the mid-point level of Average Return on Equity will be achieved.

(8) Mr. Healey served as Executive Chairman until his passing in May 2020.

(9) Mr. Wojcik joined the company in April 2019 and, therefore, no compensation is included in the table for 2018.

(10) In May of 2020, Mr. Cutler retired from his position of Head of Global Distribution, as part of an internal reorganization. As an employee of our wholly owned subsidiary, Affiliated Managers Group Limited (FSA Reference Number 506689), Mr. Cutler received compensation denominated in U.S. dollars and paid in British pounds, based on the closing spot rate on the applicable date compensation was determined.

(11) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the 2020 Long-Term Deferred Equity Awards consisting of restricted stock units granted under the 2020 Equity Incentive Plan (the "2020 Stock Plan") in March 2021 in recognition of performance in 2020. These awards will vest in four equal instalments on March 5, 2022, 2023, 2024, and 2025, subject to continued employment through each vesting date (and with certain limited exceptions in the case of death, disability, Retirement, or certain terminations of employment in connection with a change in control. To be eligible for Retirement, the named executive officer must (a) have completed at least 120 months (10 years) of service and (b) have a number of completed months of service plus age in months that, when summed, equals at least 780 months (65 years). Upon Retirement, qualifying awards continue to vest post-termination in accordance with the original schedule, subject to any applicable performance conditions).

(12) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of the 2020 Long-Term Performance Achievement Awards consisting of restricted stock units granted under the 2020 Stock Plan in March 2021 in recognition of performance in 2020. These awards vest on March 5, 2024, subject to the grantee being employed by the Company on such date (and with certain limited exceptions in the case of death, disability, Retirement (described above), certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason). The portions of the 2020 Long-Term Performance Achievement Awards that will

be eligible to vest will be determined based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity, defined as the annual average of the Company's Economic net income (calculated on a pre-compensation basis) over a three-year measurement period ending on December 31, 2023, divided by the quarterly average of the Company's stockholder's equity, controlling interest over such period (excluding accumulated other comprehensive income, impairments recorded subsequent to the grant date, and other transactions and investments included in GAAP Net income but that do not impact Economic net income), reflected as a percentage. If Average Return on Equity is below 10% for the measurement period, no shares underlying the initial award will be issued and distributed. If Average Return on Equity is between 10% and 23% for the measurement period, a ratable portion between 50% and up to a maximum of 150% of the shares underlying the award will be issued and distributed, with 100% of the shares underlying the initial award issued and distributed if an Average Return on Equity of between 16% and 18% is achieved. The grant date fair value of the 2020 Long-Term Performance Achievement Awards assumes that the mid-point level of Average Return on Equity will be achieved.

Grants of Plan-Based Awards in Fiscal Year 2020

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Jay C. Horgen	1/26/2021	—	2,550,000	—	—	—	—	—
	3/3/2020(2)	—	—	—	—	23,168	—	1,710,000
	3/3/2020(3)	—	—	—	—	34,751	60,814	2,565,000
Sean M. Healey…………….	3/3/2020(2)	—	—	—	—	10,839	—	800,000
	3/3/2020(3)	—	—	—	—	16,258	28,452	1,200,000
Thomas M. Wojcik..............	1/26/2021	—	1,175,000	—	—	—	—	—
	3/3/2020(2)	—	—	—	—	10,568	—	780,000
	3/3/2020(3)	—	—	—	—	15,852	27,741	1,170,000
Hugh P. B. Cutler......................	3/3/2020(2)	—	—	—	—	5,419	—	400,000
	3/3/2020(3)	—	—	—	—	8,129	14,226	600,000
David M. Billings......................	1/26/2021	—	1,100,000	—	—	—	—	—
	3/3/2020(2)	—	—	—	—	2,439	—	180,000
	3/3/2020(3)	—	—	—	—	3,658	6,402	270,000

(1) Represents performance-based cash bonuses awarded to each named executive officer in recognition of performance in 2020. See footnote (1) to the Summary Compensation Table for additional details regarding these awards.

(2) Represents 2019 Long-Term Deferred Equity Awards granted in March 2020 under the 2013 Stock Plan in recognition of performance in 2019, vesting in four equal installments on January 1, 2021, 2022, 2023, and 2024, subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, or certain terminations of employment in connection with a change in control). The grant date fair value has been computed in accordance with FASB ASC Topic 718.

(3) Represents 2019 Long-Term Performance Achievement Awards granted in March 2020 under the 2013 Stock Plan in recognition of performance in 2019, vesting in full on January 1, 2023, subject to continued employment through the vesting date (with certain limited exceptions in the case of death, disability, certain terminations of employment in connection with a change in control, or terminations of employment other than for cause or by the employee for good reason). The number of shares of common stock of the Company underlying each award that may be issued and distributed for each restricted stock unit is based on the Company's level of achievement measured against pre-established performance targets measuring the Company's Average Return on Equity over a three-year measurement period ending on December 31, 2022. The grant date fair value has been computed in accordance with FASB ASC Topic 718, and assumes that the mid-point level of Average Return on Equity will be achieved.

Outstanding Equity Awards at 2020 Fiscal Year-End

	Option Awards				Stock Awards		Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(3)	Market or Payout Value of Shares of Stock That Have Not Vested ($)	Number of Unearned Shares of Stock That Have Not Vested (#)(4)	Market Value of Unearned Shares of Stock That Have Not Vested ($)
Jay C. Horgen..............	41,131	—	122.40	2/3/2023	45,785	4,656,335	209,610	21,317,337
	—	400,000	74.49	8/15/2026				
Sean M. Healey...........	91,902	—	122.40	5/26/2021	—	—	54,320	5,524,344
Thomas M. Wojcik	—	248,763	74.49	8/15/2026	32,798	3,335,557	30,619	3,113,952
Hugh P. B. Cutler........	—	—	—	—	11,498	1,169,347	18,659	1,897,620
David M. Billings........	8,098	—	122.40	2/3/2023	5,511	560,469	8,887	903,808

(1) Represents awards of performance-based options granted under the 2011 Option Plan on February 3, 2016 that vested on January 1, 2019, and for which the performance conditions were subsequently satisfied in full. See the Executive Compensation Tables in our Proxy Statement for the 2019 Annual Meeting of Stockholders for additional details regarding these awards and relevant performance conditions.

(2) Represents Alignment Options granted under the 2011 Option Plan on August 15, 2019 that vest on August 15, 2024, the exercise of which is subject to the achievement of applicable performance conditions. The number of option shares presented above assumes that the mid-point level of Average Return on Equity will be achieved. See the Summary Compensation Table for additional details regarding these awards and relevant performance conditions.

(3) Represents the following awards of restricted stock units granted under the 2013 Stock Plan: (i) 2019 Long-Term Deferred Equity Awards granted in March 2020, vesting in four equal installments on January 1, 2021, 2022, 2023, and 2024, (ii) 2018 Long-Term Deferred Equity Awards granted in February 2019, vesting in four equal installments on January 2020, 2021, 2022, and 2023, (iii) 2017 Long-Term Deferred Equity Awards granted in January 2018, vesting in four equal installments on January 1, 2019, 2020, 2021, and 2022, (iv) 2016 Long-Term Deferred Equity Awards granted in January 2017, vesting in four equal installments on December 31, 2017 and January 1, 2019, 2020, and 2021, (v) equity incentive awards granted in December 2013 (a portion of the 2013 Long-Term Deferred Equity Awards), vesting in four equal installments on December 31, 2017 and January 2, 2019, 2020, and 2021, (vi) for Mr. Cutler, includes an award granted in March 2017 upon the commencement of his employment with the Company, vesting in four equal installments on December 31, 2017 and January 1, 2019, 2020, and 2021, and (vii) for Mr. Wojcik, includes an award granted in May 2019 in connection with the commencement of his employment with the Company, a portion of which vested in May 2019, with the remaining portion vesting in three equal installments on January 1, 2020, 2021, and 2022. See the Summary Compensation Table for additional details. For each award set forth above, vesting is subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, or certain terminations of employment in connection with a change in control). These awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied.

(4) Represents the following awards of restricted stock units granted under the 2013 Stock Plan: (i) 2019 Long-Term Performance Achievement Awards, vesting in full on January 1, 2023, with the portion of such awards eligible to vest determined based on the Company's Average Return on Equity during the three-year measurement period ending on December 31, 2022, measured against pre-established performance targets, (ii) Alignment RSUs, divided into three equal tranches vesting on August 15, 2021, 2022, and 2023, respectively, with the portion of each tranche eligible to vest determined based on the Company's Average Return on Equity during the applicable three-year measurement period ending December 31, 2020, 2021, or 2022, respectively, measured against pre-established performance targets, (iii) 2018 Long-Term Performance Achievement Awards, vesting in full on January 1, 2022, with the portion of such awards eligible to vest determined based on the Company's Average Return on Equity during the three-year measurement period ending on December 31, 2021, measured against pre-established performance targets, (iv) 2017 Long-Term Performance Achievement Awards, vesting in full on January 1, 2021, with the portion of such awards eligible to vest determined based on the Company's Average Return on Equity during the three-year measurement period ending on December 31, 2020, measured against pre-established performance targets, and (v) 2016 Long-Term Growth Achievement Awards granted in January 2017, vesting in full on January 1, 2020, with the portion of such awards eligible to vest

determined based on growth rates of the Company's Economic earnings per share over three-, four- and five-year measurement periods ending on December 31, 2019, 2020, and 2021, respectively, measured against primary and secondary pre-established performance targets. As of December 31, 2020, the achievement of the relative performance targets for the 2019 Long-Term Performance Achievement Awards, the Alignment RSUs, the 2018 Long-Term Performance Achievement Awards, and the 2017 Long-Term Performance Achievement Awards had not yet been determined, and the level of earnings growth during the initial measurement period of the 2016 Long-Term Growth Achievement Awards was at a performance level resulting in delivery of 88.8% of the initial awards, with the remaining portion of such awards eligible for potential delivery in subsequent measurement periods, subject to the terms of the awards. For each award set forth above, vesting is subject to continued employment through each vesting date (with certain limited exceptions in the case of death, disability, certain terminations of employment in connection with a change in control, or pursuant to an amendment implemented in the first quarter of 2021, terminations of employment other than for cause or by the employee for good reason). Each of these awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period or any performance conditions are not satisfied. See the Summary Compensation Table for additional details regarding the 2019 Long-Term Performance Achievement Awards, the Alignment RSUs, the 2018 Long-Term Performance Achievement Awards, the 2017 Long-Term Performance Achievement Awards and relevant performance conditions, and see the Executive Compensation Tables in our Proxy Statement for the 2017 Annual Meeting for additional details regarding the 2016 Long-Term Growth Achievement Awards and relevant performance conditions. For purposes of calculating the number and market value of unearned shares of stock that have not yet vested in the above table, consistent with the grant date fair value determinations, the calculations assume that (i) the maximum number of awards are delivered for the Alignment RSUs and the 2016 Long-Term Growth Achievement Awards and (ii) the midpoint performance level is achieved for the 2019 Long-Term Performance Achievement Awards, the 2018 Long-Term Performance Achievement Awards, and the 2017 Long-Term Performance Achievement Awards.

Option Exercises and Stock Vested in Fiscal Year 2020

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jay C. Horgen	—	—	29,216	2,376,408
Sean M. Healey(3)	—	—	100,965	7,666,289
Thomas M. Wojcik	—	—	11,114	941,800
Hugh P. B. Cutler	—	—	3,230	273,710
David M. Billings	—	—	4,541	366,650

(1)   Reflects the portions vested in 2020 of the following awards of restricted stock units granted under the 2013 Stock Plan: (i) 2018 Long-Term Deferred Equity Awards granted in February 2019, (ii) 2017 Long-Term Deferred Equity Awards granted in January 2018, (iii) 2016 Long-Term Deferred Equity Awards granted in January 2017, (iv) 2016 Long-Term Growth Achievement Awards granted in January 2017, (v) 2015 Long-Term Deferred Equity Awards granted in February 2016, and (vi) long-term restricted equity incentive awards granted in December 2013 (a portion of the 2013 Long-Term Deferred Equity Awards). For Mr. Cutler and Mr. Wojcik, also includes the portions vested in 2020 of awards of restricted stock units granted in March 2017 and May 2019, respectively, in connection with their commencement of employment with the Company.

(2)   Represents the value of the portions vested in 2020 of each of the awards listed in footnote (1) above, determined as of the date of vesting.

(3)   For Mr. Healey, represents the value of all of his outstanding and unvested time-based restricted stock unit awards that vested in full in accordance with the terms of the applicable awards upon the passing of Mr. Healey in May 2020. Settlement of Mr. Healey's outstanding performance awards remains subject to the achievement of applicable performance conditions, and such awards will be forfeited if such performance conditions are not satisfied.

Director Compensation

Equity grant determinations for independent directors are made consistent with the Compensation Committee's philosophy that compensation should be directly linked to increases in stockholder value. Reflective of that commitment and as one of a number of actions taken to enhance director equity ownership alongside those taken to enhance management equity ownership, beginning in the second quarter of 2020, our Compensation Committee revised the director compensation program to exclude all cash compensation and provide for 100% of all compensation paid to independent directors, including all annual and committee fees, to be in the form of equity awards with deferred vesting. Further, the Board revised the Equity Ownership Guidelines described above to shorten the time period for achievement of the target ownership level to three years (rather than five) after joining the Board and to restrict any sales of shares of our common stock if a director's equity ownership does not exceed the required level through the accumulation period. In 2021, to reflect peer and market practice, our Compensation Committee reduced the portion of annual equity grants in the form of stock options, while increasing annual restricted stock unit grants to maintain the overall amount of annual equity awards granted to independent directors. Several directors, including our Board Chair, have also demonstrated their commitment to further alignment with stockholders by actively purchasing shares of our common stock in the open market, collectively purchasing over 25,000 shares during 2020 and 2021 year-to-date.

As part of our director compensation program design, our Compensation Consultant regularly provides a review of director compensation in the broad peer universe and in our Peer Group. This analysis includes data on total compensation for directors at such peer companies, as well as on the individual components of that compensation, such as annual retainers, meeting fees and equity awards. Our Compensation Consultant also provides comparative data from time to time on compensation by board position (such as committee chairs, board chairs and lead directors) at such companies, and on trends in director compensation. In determining compensation levels for the Company's independent directors for 2020, and taking into consideration the shift to compensating independent directors 100% in the form of deferred equity, the Compensation Committee deemed it appropriate that compensation be at or near the median in comparison to directors at public companies within our Peer Group, which is reflected in the compensation paid in 2020. Further, consistent with current best practices, our 2020 Equity Incentive Plan, approved by stockholders at our 2020 Annual Meeting, sets a cap on equity awards granted to any independent director in any calendar year of a maximum total grant date fair value of $500,000.

The table below sets forth the current compensation levels for our independent directors. Directors do not receive quarterly or other meeting fees. The Chair of each committee receives the annual Chair fee in lieu of the committee fee. All equity awards are granted in accordance with the terms of the Company's equity grant policy. Vesting of the awards is deferred, typically over a four-year period, which is longer than the one-to-three year vesting schedules employed by companies in our Peer Group and across the market more generally.

Annual Compensation for Independent Directors		
Annual Equity Awards		
Restricted Stock Units	$	140,000
Stock Options	$	60,000
Base Annual Fee — Restricted Stock Units	$	80,000
Board Chair Annual Fee — Restricted Stock Units	$	100,000
Committee Fees — Restricted Stock Units		
Audit Committee Membership Annual Fee	$	20,000
Audit Committee Chair Annual Fee	$	35,000
Compensation Committee Membership Annual Fee	$	17,000
Compensation Committee Chair Annual Fee	$	20,000
Nominating and Governance Committee Membership Annual Fee	$	13,000
Nominating and Governance Committee Chair Annual Fee	$	15,000

Director Compensation in Fiscal Year 2020

The following table sets forth information regarding the compensation earned by the Company's independent directors in 2020. For compensation information with respect to Mr. Horgen and Mr. Healey and their services as President and Chief Executive Officer and former Executive Chairman, respectively, please see the Summary Compensation Table and other accompanying compensation tables. Nathaniel Dalton, former Chief Executive Officer of the Company, retired from the Company's Board of Directors in June 2020. Mr. Horgen, Mr. Healey, and Mr. Dalton received no additional compensation for their services as directors.

Reuben Jeffery III and Tracy A. Atkinson were appointed to our Board of Directors effective April 28, 2020 and August 3, 2020, respectively, and, therefore, their compensation reflects service for part of the year. In addition, Dr. Félix V. Matos Rodríguez was appointed to our Board of Directors effective as of January 8, 2021, and, therefore, did not receive any compensation in 2020 for service as a director and is not included in the table below. Niall Ferguson, Jide J. Zeitlin, Patrick T. Ryan, and Samuel T. Byrne retired as members of our Board of Directors during the course of the year; consequently, their compensation reflects service for part of the year.

Current Directors	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Karen L. Alvingham	20,000	146,654	120,023	—	286,677
Tracy A. Atkinson	—	80,119	60,018	—	140,137
Dwight D. Churchill	28,750	231,417	120,023	—	380,190
Reuben Jeffery III	—	140,102	90,021	—	230,123
Tracy P. Palandjian	28,250	174,431	120,023	—	322,704
Former Directors					
Samuel T. Byrne	58,000	203,124	120,023(4)	—	381,147
Glenn Earle	25,000	161,684	120,023	—	306,707
Niall Ferguson	23,250	40,050	60,018	—	123,318
Patrick T. Ryan	27,500	213,638	120,023(4)	—	361,161
Jide J. Zeitlin	30,000	170,119	120,023(4)	—	320,142

(1) Represents the aggregate amount of annual and committee fees paid in cash for each applicable director's service during the first quarter of 2020. Beginning in the second quarter of 2020, all compensation for independent directors is paid 100% in the form of equity awards with deferred vesting.

(2) Represents the aggregate grant date fair value (computed in accordance with FASB ASC Topic 718) of restricted stock unit awards granted to independent directors in 2020. On February 4, 2020, the Company granted restricted stock unit awards with a grant date fair value of $40,050 to each independent director then serving on our Board of Directors. On July 28, 2020, the Company granted restricted stock unit awards to each independent director then serving on our Board of Directors in the following amounts: Lady Alvingham: $106,604; Mr. Byrne: $163,073; Mr. Churchill: $132,854; Mr. Earle: $115,098; Mr. Jeffery: $138,564; Ms. Palandjian: $124,847; Mr. Ryan: $173,588; and Mr. Zeitlin: $130,069. On October 27, 2020, the Company granted restricted stock unit awards to certain independent directors in the following amounts: Ms. Atkinson: $80,119; Mr. Churchill: $58,513; Mr. Earle: $6,536; Mr. Jeffery: $1,538; and Ms. Palandjian: $9,534. Restricted stock unit awards vest in equal installments over a period of four years, subject to continued service through each vesting date (with certain limited exceptions in the case of death, disability, or certain terminations, including retirement). The number of restricted stock units subject to each award is determined based on the fair market value of the Company's common stock on the grant date, with each stock unit representing the right to receive one share of the Company's common stock. Restricted stock unit awards participate in cash dividends declared by the Company, the payment of which is deferred until delivery of the shares and is forfeited if the requisite service period is not satisfied. As of December 31, 2020, the aggregate unvested portion of restricted stock units (measured in shares of common stock) held by our independent directors was as follows: Lady Alvingham: 2,862; Ms. Atkinson: 1,042; Mr. Churchill: 4,120; Mr. Earle: 3,189; Mr. Jeffery: 2,010; and Ms. Palandjian: 3,368.

(3) Represents the aggregate grant date fair value (determined using the Black-Scholes option pricing model) of stock option awards granted to independent directors in 2020. On February 4, 2020 and July 28, 2020, the Company granted stock option awards with grant date fair values of $60,018 and $60,005, respectively, to each independent director then serving on our Board of Directors, except that Mr. Jeffery received an award of $90,021 on July 28, 2020. In addition, on October 27, 2020, the Company granted Ms. Atkinson an award with a grant date fair value of $60,018. Stock option awards vest in equal installments over a period of four years, subject to continued service through each vesting date (with certain limited exceptions

in the case of death, disability, or certain terminations, including retirement). As of December 31, 2020, the number of shares of common stock subject to stock options held by each of our independent directors was as follows: Lady Alvingham: 12,114; Ms. Atkinson: 2,029; Mr. Byrne: 20,691; Mr. Churchill: 20,691; Mr. Earle: 19,601; Mr. Jeffery: 3,359; Ms. Palandjian: 20,691; Mr. Ryan: 20,691; and Mr. Zeitlin: 20,691.

(4) Upon the retirement of each of Mr. Byrne, Mr. Ryan, and Mr. Zeitlin, all of their outstanding and unvested equity awards were accelerated, and the exercise period for each of their outstanding stock options was extended until the earlier of the second anniversary of the date of their retirement and the applicable stock option expiration date. In addition to the amounts listed in the table, the total aggregate incremental fair value (computed in accordance with FASB ASC Topic 718) associated with the extended exercise period of stock options held by Mr. Byrne, Mr. Ryan and Mr. Zeitlin was $144,683, $148,997, and $166,172, respectively.

Equity Compensation Plan Information

The following table sets forth information regarding the securities authorized for issuance under our equity compensation plans as of December 31, 2020:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders(1)	2,475,945	83.41	4,474,057
Equity compensation plans not approved by stockholders	—	—	—
Total	2,475,945	83.41	4,474,057

(1) Consists of the 2020 Equity Plan, the 2013 Stock Plan, the 2011 Option Plan, and the Amended and Restated 1997 Stock Option and Incentive Plan. Equity awards granted under the 2020 Equity Plan during 2020 represent less than 1% of the shares of our common stock outstanding at the time of stockholder approval of the 2020 Plan (assuming achievement of performance hurdles at target levels).

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are again providing for a non-binding, advisory vote for stockholders to approve the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K. The Board of Directors has determined to hold an advisory vote on our named executive officers' compensation annually, consistent with the outcome of the advisory vote of our stockholders at our 2017 Annual Meeting of Stockholders.

While this vote is advisory and not binding on the Company, the Board of Directors, and the Compensation Committee value the views of our stockholders, and will continue to consider, among other factors, the outcome of the vote when making future compensation decisions for our named executive officers.

In considering your vote on the compensation of our named executive officers, please review the Compensation Discussion and Analysis beginning on page 29 of this Proxy Statement. The Compensation Discussion and Analysis describes the Company's executive compensation program and the decisions that the Compensation Committee made with respect to the compensation of our named executive officers.

Our executive compensation program is designed to enable the Company to attract, motivate, and retain key persons while, at the same time, creating a close relationship between performance and compensation. The Company regularly reviews its compensation program and the overall compensation package paid to each of its named executive officers, including through the engagement of an independent compensation consultant, to assess risk and to ensure that the program is structured appropriately in order to achieve the Company's strategic goals.

Approval of the advisory vote on executive compensation requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that the Company's stockholders vote **FOR** the approval, on an advisory basis, of the compensation paid to our named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K.

PROPOSAL 3: RATIFICATION OF THE
SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PwC as the Company's independent registered public accounting firm for the current fiscal year, subject to ratification by the Company's stockholders at the Annual Meeting. PwC has acted as the Company's independent registered public accounting firm since the Company's inception. The Company has been advised by PwC that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of PwC is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if he or she so desires.

Although stockholder ratification of the selection of PwC is not required, the Board of Directors is nevertheless submitting the selection of PwC to the stockholders for ratification. Should the selection not be ratified by the stockholders, the Audit Committee will reconsider the matter. Even in the event the selection of PwC is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the Company and its stockholders.

Ratification of the selection of PwC as our independent registered public accounting firm for the current fiscal year requires the affirmative vote of a majority of the shares of common stock cast at the Annual Meeting. Abstentions will have no effect on this proposal.

Recommendation of the Board of Directors

The Board of Directors believes that the selection of PwC as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders and, therefore, unanimously recommends that the Company's stockholders vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Ms. Tracy A. Atkinson, Mr. Dwight D. Churchill, and Mr. Reuben Jeffery III, each an independent director of the Company, with Ms. Atkinson serving as the Chair of the Audit Committee.

The Audit Committee's purpose is to assist the Board of Directors in oversight of the Company's internal controls and financial statements and the audit process. The Board of Directors has determined in its business judgment that all members of the Audit Committee are "independent," as is required by the listing standards of the New York Stock Exchange and under Securities and Exchange Commission rules.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and PwC. The Audit Committee has also discussed with PwC the matters required to be discussed by the applicable standards of the PCAOB, including Auditing Standard No. 1301, "Communications with Audit Committee," and other applicable laws and regulations. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to below and in its charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

The Audit Committee's role is one of oversight, and members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and PwC. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with generally accepted accounting principles or that PwC is in fact "independent."

The Audit Committee operates pursuant to a charter that was most recently adopted by the Board of Directors in October 2020 and is available on the Company's website at *www.amg.com*.

TRACY A. ATKINSON, *CHAIR*
DWIGHT D. CHURCHILL
REUBEN JEFFERY III

Principal Accountant Fees and Services

The following table sets forth information regarding the fees for professional services rendered by PwC in each of the last two fiscal years:

Type of Fee	Year Ended December 31, 2019	Year Ended December 31, 2020
Audit Fees(1)	$6,238,490	$5,846,372
Audit-Related Fees(2)	855,610	1,481,940
Tax Fees(3)	3,178,373	3,949,198
All Other Fees(4)	222,000	—

(1) Represents fees for the audit of the Company's consolidated financial statements and reviews of the consolidated financial statements filed with the SEC in Forms 10-K and 10-Q, as well as in connection with audits of the financial statements of certain of the Company's subsidiaries and Affiliates.

(2) Represents fees for attest services not required by statute or regulation, benefit plan audits, and accounting consultations.

(3) Represents fees for tax compliance and consulting services for the Company and certain of its subsidiaries and Affiliates.

(4) All other fees in 2019 consisted of miscellaneous non-audit services.

In making its determination regarding the independence of PwC, the Audit Committee considered whether the provision of the services covered in the sections entitled "Audit-Related Fees" and "Tax Fees" was compatible with maintaining such independence.

The appointment of the independent registered public accounting firm to audit the Company's financial statements is approved each year by the Audit Committee. At the beginning of the year, the Audit Committee also evaluates other potential engagements by the Company of the accounting firm and approves or rejects each service considering (among other factors) the possible impact of each non-audit service on the accounting firm's independence from management. In accordance with its charter, the Audit Committee pre-approves all auditing services and the terms thereof and any non-audit services provided by the independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. The Audit Committee carefully considers the fees that are proposed to be paid in connection with the approval of audit and non-audit services, and then closely monitors the fees incurred in connection with the provision of such services throughout the year. At each meeting, the Audit Committee receives updates from management on the services that have been provided and fees incurred; from time to time, the Audit Committee may also consider and approve the provision of additional services. In the event that a need arises for the approval of additional services between meetings, the services would be considered and provisionally approved by a designated member of the Audit Committee who would present the scope and fees of the services provisionally pre-approved at the following meeting of the Audit Committee.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of April 15, 2021 (unless otherwise noted), regarding the beneficial ownership of common stock by (i) persons or "groups" (as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of the common stock of the Company, (ii) named executive officers, (iii) directors, and (iv) directors and executive officers as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable.

In accordance with SEC rules, the number of shares of common stock beneficially owned excludes shares underlying restricted stock unit awards that are currently unvested or unsettled and that will remain so within 60 days of April 15, 2021 (the "measurement period"). Additional information regarding the restricted stock units held by each named executive officer is included in the footnotes to the table, as well as in the "Supplemental Table—Annual Compensation Earned in Performance Year 2020" and "Outstanding Equity Awards at 2020 Fiscal Year-End" tables included elsewhere in this Proxy Statement.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of Common Stock(2)
EdgePoint Investment Group Inc.(3)	7,338,365	17.6%
The Vanguard Group(4)	3,836,590	9.2%
BlackRock, Inc.(5)	3,788,524	9.1%
Eaton Vance Management(6)	2,897,911	6.9%
Jay C. Horgen(7)	158,613	0.4%
Thomas M. Wojcik(8)	15,239	*
Hugh P. B. Cutler	10,435	*
David M. Billings(9)	21,063	*
Karen L. Alvingham(10)	5,620	*
Tracy Atkinson(11)	1,469	*
Dwight D. Churchill(12)	26,025	*
Reuben Jeffery III(13)	17,500	*
Félix V. Matos Rodríguez(14)	—	*
Tracy P. Palandjian(15)	17,152	*
Directors and executive officers as a group (10 persons)(16)	273,116	0.7%

---

*   Less than 1%

(1)   The mailing address for each executive officer and director is c/o Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401. In certain cases, voting and investment power of certain shares may be shared by an executive officer with one or more family members who reside in the executive's household.

(2)   In computing the number of shares of common stock beneficially owned by a person, (i) shares of common stock subject to options held by that person that are currently exercisable or that become exercisable within the measurement period are deemed outstanding and (ii) shares of common stock underlying restricted stock units held by that person that are currently unvested or unsettled and that will remain so through the measurement period are not deemed outstanding. For purposes of computing the percentage owned, shares of common stock subject to options that are currently exercisable or that become exercisable within the measurement period are deemed to be outstanding for the holder thereof, but are not for the purpose of computing the ownership percentage of any other person. As of April 15, 2021, a total of 41,720,552 shares of common stock were outstanding.

(3)   Information is based on a Schedule 13G-A filed with the SEC on February 12, 2021 by EdgePoint Investment Group Inc. as of December 31, 2020, as well as EdgePoint's response to a stockholder questionnaire provided on April 5, 2021. EdgePoint Investment Group Inc. beneficially owns an aggregate of 7,338,365 shares of common stock, with sole voting and dispositive power over all such shares. The address of EdgePoint Investment Group Inc. is listed in such Schedule 13G-A as 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada.

(4)   Information is based on a Schedule 13G-A filed with the SEC on February 10, 2021 by The Vanguard Group as of December 31, 2020. The Vanguard Group beneficially owns an aggregate of 3,836,590 shares of common stock, with shared voting power over 30,866 of such shares, sole dispositive power over 3,767,675 of such shares, and shared dispositive power over 68,915 of such shares (with no sole voting power reported). The address of The Vanguard Group is listed in such Schedule 13G-A as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5)   Information is based on a Schedule 13G-A filed with the SEC on January 29, 2021 by BlackRock, Inc. as of December 31, 2020. BlackRock, Inc. beneficially owns an aggregate of 3,788,524 shares of common stock, with sole voting power over 3,627,244 of such shares and sole dispositive power over all of such shares (with no shared voting or dispositive power reported). The address of BlackRock, Inc. is listed in such Schedule 13G-A as 55 East 52nd Street, New York, NY 10055.

(6)   Information is based on a Schedule 13G filed with the SEC on February 16, 2021 by Eaton Vance Management as of December 31, 2020. Eaton Vance Management beneficially owns an aggregate of 2,897,911 shares of common stock, with sole voting and dispositive power over all of such shares (with no shared voting or dispositive power reported). The address of Eaton Vance Management is listed in such Schedule 13G as 2 International Place, Boston, Massachusetts 02110.

(7)   Includes 5,500 shares of common stock indirectly owned and held under irrevocable family trusts over which Mr. Horgen has sole voting and investment power. Excludes 83,561 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 164,890 shares of common stock underlying outstanding restricted stock unit awards and 400,000 option awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(8)   Excludes 29,921 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 34,634 shares of common stock underlying outstanding restricted stock unit awards and 248,763 option awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(9)   Includes 8,098 shares of common stock subject to options exercisable within the measurement period. Excludes 7,237 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions and 12,960 shares of common stock underlying outstanding restricted stock unit awards that are also subject to performance-based vesting conditions (assuming that, in each case, the target level of performance is achieved) that will, in each case, remain unvested or unsettled through the measurement period.

(10)   Includes 4,813 shares of common stock subject to options exercisable within the measurement period. Excludes 3,306 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(11)   Excludes 1,951 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(12)   Includes 13,390 shares of common stock subject to options exercisable within the measurement period. Excludes 5,019 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(13)   Excludes 2,995 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(14)   Excludes 833 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(15)   Includes 13,390 shares of common stock subject to options exercisable within the measurement period. Excludes 3,763 shares of common stock underlying outstanding restricted stock unit awards subject to time-based vesting conditions that will remain unvested through the measurement period.

(16)   Includes 39,691 shares of common stock subject to options exercisable within the measurement period.

OTHER MATTERS

Related Person Transactions

We previously granted awards of units of profits interests in 2011 and 2012 under the 2011 Long-Term Equity Interests Plan and the 2012 Long-Term Equity Interests Plan (together, the "Plans"), respectively, to certain of our named executive officers as part of our compensation program, all of which were fully vested as of December 31, 2015. Vested units under the Plans generally may be called by the Company or put by the holder subject to the terms of the Plans. In the second quarter of 2020, the Company repurchased all of the remaining units awarded to Mr. Healey, the Company's former Executive Chairman, under the Plans, which were purchased from his estate for a purchase price of $62.7 million.

Our executive officers and directors may invest from time to time in funds advised by our Affiliates on substantially the same terms as other investors.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by us. In an effort to have as large a representation of stockholders at the Annual Meeting as possible, special solicitation of proxies may, in certain instances, be made personally or by mail, telephone, or other electronic means by one or more of our employees or by a proxy solicitor. We also may reimburse brokers, banks, nominees, and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy materials to their principals who are beneficial owners of common stock.

The Company has retained Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for services in connection with the solicitation of proxies for a fee of $25,000.

Stockholder Proposals

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at the Company's 2022 Annual Meeting of Stockholders must be received by us at our principal executive offices on or before December 20, 2021 to be eligible for inclusion in the Proxy Statement and form of proxy card to be distributed by the Board of Directors in connection with such meeting.

Any stockholder proposal, other than a stockholder proposal submitted pursuant to Exchange Act Rule 14a-8, or notice of stockholder nominees for election to the Board of Directors intended to be presented at the Company's 2022 Annual Meeting of Stockholders, must be received in writing at our principal executive offices no earlier than February 9, 2022 nor later than March 26, 2022. Such stockholder proposals and notice of nominations must satisfy the requirements of our Charter and By-laws and must comply with Delaware General Corporation Law, and include the information, representations, and materials required under our By-laws. For more complete information on our advance notice procedures and requirements for stockholder proposals and notice of nominations, please refer to our By-laws.

Householding of Proxy Statement

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Notice of Internet Availability or this Proxy Statement and the 2020 Annual Report on Form 10-K may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of our Proxy Statement and 2020 Annual Report on Form 10-K to you if you write or call us at the following address or telephone number: Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, Attention: Investor Relations, (617) 747-3300. If you would like to receive separate copies of these materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

Other Matters

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2020 Annual Report on Form 10-K are available at *www.proxyvote.com*. In addition, a copy of the 2020 Annual Report on Form 10-K will be provided without charge upon the written request of any stockholder to Affiliated Managers Group, Inc., 777 South Flagler Drive, West Palm Beach, Florida 33401-6152, Attention: Investor Relations, and may be found on the Company's website at *www.amg.com*. This Proxy Statement references materials and information that are available on our website, including our 2020 Annual Report on Form 10-K and the "Responsibility" section of our website, which are not incorporated by reference into this Proxy Statement and are not part of the Company's solicitation materials.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE SUBMIT A PROXY OVER THE INTERNET, BY TELEPHONE, OR BY RETURNING A COMPLETED, SIGNED AND DATED PROXY CARD OR VOTING INSTRUCTION FORM.